Registration Number 333-87287



                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                        PRE-EFFECTIVE AMENDMENT NO. 2 TO
                                    Form S-1
             REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
                               Mariner Energy LLC
             (Exact name of registrant as specified in its charter)

       Delaware                        1311                   52-2130735
   (State or other               (Primary Standard          (I.R.S. Employer
   jurisdiction of                 Classification          Identification No.)
   incorporation or                 Code Number)
     organization)

                       580 WestLake Park Blvd., Suite 1300
                              Houston, Texas 77079
                                 (281) 584-5500
   (Address, including zip code, and telephone number, including area code, of principal executive offices)

                                  Frank A. Pici
               Vice President Finance and Chief Financial Officer
                               Mariner Energy LLC
                       580 WestLake Park Blvd., Suite 1300
                              Houston, Texas 77079
                                 (281) 584-5500
    (Name, address, including zip code, and telephone number, including area code, of agent for service)

                                   Copies to:
                Mr. Charles H. Still         Mr. Robert V. Jewell
             Fulbright & Jaworski L.L.P.    Andrews & Kurth L.L.P.
              1301 McKinney, Suite 5100     600 Travis, Suite 4200
              Houston, Texas 77010-3095      Houston, Texas 77002
                   (713) 651-5151              (713) 220-4200

     Approximate date of commencement of proposed sale to the public: As soon as practicable after this registration statement becomes effective.

    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 (the "Securities Act"), check the following box. [ ]

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(c) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

    If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]
    The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said
Section 8(a), may determine.

    The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.
                  SUBJECT TO COMPLETION, DATED NOVEMBER 1, 2000

                                                                          Shares


                               Mariner Energy LLC

                                  Common Shares

                                 ---------------


     We are selling common shares and the selling shareholders are selling common shares.

     Prior to this offering, there has been no public market for our common shares. The initial public offering price of the common shares is expected to be between $_____ and $_____ per share. We have made application to list our common shares on The Nasdaq Stock Market's National Market under the symbol "MEGY."

     The underwriters have an option to purchase a maximum of _____ additional shares to cover over-allotments of shares.

    We have elected to be treated as a taxable corporation for United States federal income tax purposes. Under current United States federal income tax law, the tax treatment of ownership of common shares will be identical to the tax treatment of ownership of common stock in a publicly traded corporation.

    Investing in the common shares involves risks. See "Risk Factors" on page 8.

                                   Underwriting                   Proceeds to
                      Price to     Discounts and   Proceeds to      Selling
                       Public       Commissions      Mariner      Shareholders
                      --------   ---------------   ------------   ------------
   Per Share.            $              $                $             $
   Total.....            $              $                $             $

    Delivery of the common shares will be made on or about _____, 2000.

    Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Credit Suisse First Boston
     Banc of America Securities LLC
         Morgan Stanley Dean Witter
               PaineWebber Incorporated
                    Petrie Parkman & Co.

                                     The date of this prospectus is _____, 2000.

                           (Map of Primary Properties)

                                 ---------------

                                TABLE OF CONTENTS

PROSPECTUS SUMMARY............................................................1
Summary Consolidated Financial Data...........................................7
RISK FACTORS..................................................................9
CAUTIONARY STATEMENT ABOUT FORWARD-LOOKING STATEMENTS........................18
USE OF PROCEEDS..............................................................19
DIVIDEND POLICY..............................................................19
DILUTION.....................................................................20
CAPITALIZATION...............................................................21
SELECTED CONSOLIDATED FINANCIAL DATA.........................................22
MANAGEMENT'S DISCUSSION AND ANALYSIS OF......................................24
FINANCIAL CONDITION AND RESULTS OF OPERATIONS................................24
BUSINESS AND PROPERTIES......................................................32
MARINER HISTORY AND ORGANIZATION.............................................46
MANAGEMENT...................................................................47
PRINCIPAL AND SELLING SHAREHOLDERS...........................................56
CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS...............................58
DESCRIPTION OF OUR COMPANY AGREEMENT AND COMMON SHARES.......................61
SHARES ELIGIBLE FOR FUTURE SALE..............................................68
UNDERWRITING.................................................................69
NOTICE TO CANADIAN RESIDENTS.................................................71
LEGAL MATTERS................................................................72
EXPERTS......................................................................72
INDEPENDENT PETROLEUM ENGINEERS..............................................72
WHERE YOU CAN FIND MORE INFORMATION..........................................72
GLOSSARY OF OIL AND NATURAL GAS TERMS........................................73

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS..................................F-1
REPORT OF INDEPENDENT PETROLEUM ENGINEERS...................................A-1

                                 ---------------

    You should rely only on the information contained in this document or to which we have referred you. We have not authorized anyone to provide you with information that is different. This document may only be used where it is legal to sell these securities. The information in this document may only be accurate on the date of this document.

                                 ---------------

                      Dealer Prospectus Delivery Obligation

     Until , 2000 (25 days after the date of this prospectus), all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealer's obligation to deliver a prospectus when acting as an underwriter and with respect to unsold allotments or subscriptions.

                               PROSPECTUS SUMMARY

     This summary highlights selected information from this prospectus but does not contain all information that may be important to you. The estimates of our proved reserves as of December 31, 1999, included in this prospectus are derived from the report of Ryder Scott Company, L.P., our independent petroleum engineers, a summary of which report is attached to this prospectus as Annex A. The "Glossary of Oil and Natural Gas Terms" on page 72 of this prospectus defines some of the industry terms used in this prospectus.

About Mariner

     Mariner Energy is an independent oil and natural gas exploration, development and production company with principal operations in the Gulf of Mexico and along the U.S. Gulf Coast. Our increasing focus on Gulf water depths greater than 600 feet, or the deepwater, since the early 1990s has made us one of the most experienced independent operators in the deepwater Gulf. We have been an active explorer in the Gulf Coast area since the mid-1980s, when we operated as Hardy Oil & Gas USA Inc., and have increased our production and reserve base through the exploitation and development of internally generated prospects, which we refer to as growth "through the drillbit." Members of our senior management team, most of whom have worked together for over 16 years, and an affiliate of Enron North America Corp. led a buyout of Mariner from Hardy Oil & Gas, plc in April 1996. We believe that our operating experience, exploration expertise, extensive deepwater lease inventory and seasoned management team give us a unique competitive advantage with substantial growth potential.

    Since beginning deepwater operations in 1994, we have:

o operated seven successful subsea development projects in water depths of 400 feet to 2,700 feet;

o developed three deepwater exploitation projects acquired from major oil companies, including our Pluto project, and acquired a fourth deepwater exploitation project, King Kong, from Shell Oil Company in July 2000;

o discovered eight new fields in fifteen deepwater Gulf exploration tests, including potentially significant discoveries at our Aconcagua and Devils Tower prospects, on which appraisal operations are in progress;

o acquired 70 deepwater Gulf lease blocks, most of which are free of royalty payment obligations; and

o built an inventory of 13 deepwater Gulf exploration prospects, many of which have potential to significantly increase our proved reserves and future production.


     Ryder Scott Company estimated that we had proved reserves of 178.4 Bcfe as of December 31, 1999, of which 67% were natural gas and 33% were oil and condensate. Proved reserve estimates as of December 31, 1999 did not include estimates related to discoveries at our Aconcagua and Devils Tower prospects. For the year ended December 31, 1999, we produced an average of 68 MMcfe per day. For the six months ended June 30, 2000, we produced an average of 110 MMcfe per day, reflecting production from our Pluto project, which began in late December 1999 and is currently producing approximately 35 MMcfe per day net to our interest and our Apia project, which began in late April 2000 and is currently producing approximately 13 MMcfe per day net to our interest.

     We expect our production levels and operating cash flow to increase significantly in 2000 over 1999 based on production from our Pluto project, our Apia project, and our Black Widow project, which is expected to begin producing in the fourth quarter of 2000.

     Our planned capital expenditures for 2000, net of approximately $29 million from property conveyances, consist of approximately $103 million for leasehold acquisition, exploration drilling and development projects, compared to capital expenditures of approximately $62 million for 1999. During the first nine months of 2000, we:

o drilled successful appraisal wells on our Aconcagua and Devils Tower discoveries;

o drilled three exploratory wells in the deepwater Gulf, one of which was successful;

o sold a portion of our Devils Tower discovery to one of our partners in the prospect, reducing our working interest from 50% to 20% to better manage financial and operational risk; and

o acquired from Shell Oil Company a fifty percent interest in the "King Kong" deepwater Gulf exploitation project, which we expect to commence production by early 2002.

     During the remainder of 2000 and 2001, we expect to drill six to eight deepwater Gulf prospects with potential to add significant quantities of proved reserves and future production. We also expect to drill two appraisal wells on our Devils Tower discovery, to drill development wells and complete facilities needed to commence production on our King Kong project by early 2002, and to complete most of the infrastructure necessary for our Aconcagua project to commence production in early 2002. We anticipate our 2001 capital expenditures, net of proceeds from property conveyances, will be approximately $160 million, with the majority planned for the development of existing discoveries, new exploration drilling and leasehold and prospect acquisition.


Our Strategy

     Our business strategy is to increase reserves, production and cash flow profitably by emphasizing growth through the drillbit in our deepwater Gulf niche; the use of subsea technology to develop mid-sized fields that are either acquired from major oil companies or discovered via low-cost exploration. Our strategy consists of the following elements:

o Focus on the Deepwater Gulf. Our early entry into the deepwater Gulf in 1992 has allowed us to develop the geophysical and geological skills, operating expertise and relationships with partners necessary to operate successfully in the deepwater. With our current prospect and seismic inventory and many more deepwater Gulf lease blocks expected to become available via lease sales and farmouts from existing leaseholders, we believe we are well-positioned to increase our deepwater Gulf activity and to continue to generate and exploit economically attractive prospects.

o Pursue a Balanced Portfolio Approach to our Drilling Program. We target four to eight new prospects each year, with a strong deepwater Gulf emphasis. The program is designed to provide reserve replacement and production growth through low-risk deepwater exploitation projects and opportunities for substantial growth through moderate-risk exploration prospects that can significantly increase our reserve base.

o Internally Generate Most of Our Prospects. By internally generating most of our prospects, we believe we have better control over the quality of the prospects in which we participate, thereby increasing our chances for commercial success. Almost all of our inventory of exploration prospects were internally generated by our staff of geoscientists, which has extensive experience in the deepwater Gulf. Through our technical staff's understanding of the geology and geophysics of the deepwater Gulf and our inventory of leasehold blocks and seismic data, we intend to continue to generate the majority of our prospects internally.

o Manage Deepwater Risks. We intend to reduce our deepwater risks by continuing to:

     o target prospects with relatively low gross drilling costs ranging from $5 million to $20 million;

     o use 3-D seismic technology to identify direct hydrocarbon indicators and to lessen the risk of dry holes; and

     o    limit the financial exposure of our deepwater prospect portfolio by:

          o selling a portion of our working interests in our deepwater projects to industry partners, typically on a promoted basis where all or a portion of our exploratory costs are paid by partners;

                                       2

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                                       6



          o generally maintaining a 25% to 50% interest during the appraisal phase of a successful exploratory project; and

          o reducing our interest in the development phase of a project when appropriate, considering other opportunities in our investment portfolio, the need to avoid becoming overly concentrated in a few projects and the availability of capital.

o Apply Our Deepwater Operational Expertise. Our deepwater operations managers average over 25 years of experience with major oil companies and large independents around the world. By operating most of our deepwater projects, we intend to apply the experience of our staff to continue to:

     o    maintain efficient drilling performance;

     o    shorten project cycle times;

     o reduce operational risks and life of project finding and development costs; and

     o innovatively use proven subsea production technology and develop low cost, mobile floating production facilities.

     Prospective investors should carefully read the "Risk Factors" section, as well as other information contained in this prospectus. The oil and natural gas business involves many operational and financial risks, especially in the deepwater Gulf. Most of our production and cash flows comes from a small number of fields, increasing our exposure to production problems. Our focus in the Gulf, with its relatively short production periods, also subjects us to higher reserve replacement needs. Our use of seismic data cannot eliminate exploration risk. We reported significant losses in 1997 and 1998 primarily because low commodity prices resulted in asset write-downs under the full cost accounting method. We have significant long-term indebtedness with restrictive covenants and payment obligations. We also may have to pay above-market rates for a long-term drilling rig. One or more of these matters could negatively impact our ability to successfully implement our strategy.

Proved Properties

     Our proved properties as of December 31, 1999 are summarized in the table below:

                                                                                                       Net
                                                       Mariner     Approximate        Date            Proved
                                                       Working     Water Depth     Production        Reserves
                                          Operator     Interest       (Feet)    Commenced/Expected    (Bcfe)
Deepwater Gulf:
  Mississippi Canyon 718(Pluto).........   Mariner     37%/51%(1)     2,710      December 1999          26.6
  Ewing Bank 966 (Black Widow) .........   Mariner         69%        1,850      4th Quarter 2000       21.4
  Garden Banks 73 (Apia) ...............   Mariner        100%          700      April 2000             17.6
  Garden Banks 367 (Dulcimer)  .........   Mariner       41.7%        1,100      April 1999             14.9
  Garden Banks 240 (Mustique)  .........   Mariner       33.3%          830      January 1996            2.8
  Green Canyon 136(Shasta) .............   Texaco          25%        1,040      November 1995           1.7

Gulf  Shallow Water and Gulf............
Coast Onshore:
                                           Spirit
  Brazos A-105 .........................   Energy        12.5%          192      January 1993           11.1
  Galveston 151 (Rembrandt) ............   Mariner       33.3%           50      November 1996           6.8
  Sandy Lake Field .....................   Mariner     50%/33%(2)   Onshore      August 1994             3.9
  Matagorda Island 683, 703 ............   Vastar          25%          112      March 1993              3.6

Permian Basin of West Texas:
  Spraberry Aldwell Unit ...............   Mariner       70.3%(3)   Onshore      1949                   52.5

Other Fields ...........................                   --            --      --       --            15.5
                                                                                                       -----
Total Proved Reserves ..................                                                               178.4
                                                                                                       =====

(1) We have a 37% working interest before project payout and a 51% working interest after project payout.

(2) We have a 50% working interest in three production units in the Sandy Lake Field, a 40% working interest in a fourth unit and a 33% interest in the fifth unit.

(3) We have working interests in individual wells ranging from approximately 33% to 84%.

                                  The Offering


Common shares offered by:


   Mariner.........................                shares


   Selling shareholders............                shares


Common shares to be
   outstanding after the
   offering........................                shares


Voting rights...................... One vote per common share


Dividend  policy................... We do not anticipate  that we will pay cash dividends in the foreseeable future.


Use  of  proceeds.................. We expect the net proceeds to us from the offering to be approximately $ million or $ million if the underwriters exercise their over-allotment option. We intend to use these net proceeds to repay all outstanding borrowings under our revolving credit facility and under credit facilities with Enron. We will use any remaining net proceeds, as well as additional future borrowings under our revolving credit facility, to fund a portion of our exploration and development program. See "Use of Proceeds" for a more complete discussion of how we intend to use the proceeds from the offering. We will not receive any of the proceeds of the sale of common shares by the selling shareholders.


Risk factors.......................  For a  discussion of factors you should consider in making an investment, see
                                     "Risk Factors."


Proposed Nasdaq
National Market
   symbol..........................  MEGY


     Unless we state otherwise, the information in this prospectus does not take into account the issuance of up to _____ common shares that the underwriters have the option to purchase solely to cover over-allotments. If the underwriters exercise this option in full, common shares will be outstanding after the offering.

     The number of common shares to be outstanding immediately after the offering does not take into account:

o 2,216,904 common shares that may be issued on the exercise of stock options, at a weighted average price of $9.84, all of which will be exercisable immediately following the offering; and

o common shares that may be issued upon the exercise of warrants granted to Enron under a term loan with Enron, which debt will not be outstanding after the offering.

     Unless the context indicates otherwise, the information in this prospectus, including share and per share data, has been adjusted to give effect to our internal reorganization in October 1998, under which each share of the common stock of Mariner Holdings, Inc. was exchanged for 12 of our common shares. The purpose of this reorganization was to change the form of the parent entity to a limited liability company. Although we have a corporate management structure, we were legally organized as a limited liability company, rather than a Delaware corporation, solely for purposes of creating more certainty regarding the duties of Enron and our officers and directors to us and our shareholders. See "Description of our Company Agreement and Common Shares" for a more complete discussion of the reasons we chose the limited liability company form. Mariner Holdings, Inc. was formed in 1996 and in April 1996 acquired all of the outstanding shares of Mariner Energy, Inc., formerly known as Hardy Oil & Gas USA Inc. Before April 1996, Hardy Oil & Gas USA Inc. was an indirect wholly owned subsidiary of Hardy Oil & Gas, plc.

Executive Offices

     Our executive offices are located at 580 WestLake Park Blvd., Suite 1300, Houston, Texas 77079, and our telephone number is (281) 584-5500.

                      Summary Consolidated Financial Data
                      (in millions, except per share data)

     The following table shows some of our historical financial data. The results of operations for the six months ended June 30, 2000 are not necessarily indicative of the results for the full fiscal year. You should read the following data in connection with "Capitalization," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the consolidated financial statements included elsewhere in this prospectus, where there is additional disclosure regarding that information.

(in millions except per share data)                       Year Ended                 Six Months Ended
                                                          December 31,                June 30, 2000
                                               ---------------------------------    ------------------
                                                  1997       1998         1999        1999      2000
                                               ---------   --------     --------    -------    -------

Statement of Operations
Data:
Total revenues .............................   $   62.8    $  56.7      $  52.5     $  25.8     $ 58.3
Lease operating expenses ...................        9.4        9.9         11.5         5.8        8.5
Depreciation, depletion and amortization ...       31.7       33.8         32.5        15.8       29.1
Impairment of oil and gas properties .......       28.5       50.8           --          --         --
General and administrative expenses ........        3.2        4.7          5.4         2.8        3.3
Provision for litigation ...................         --        2.8(1)        --          --         --
                                                  ------    -------       ------      ------     ------
Operating income (loss) ....................      (10.0)     (45.3)         3.1         1.4       17.4
Interest income ............................        0.5        0.3           --          --         --
Interest expense ...........................      (10.7)     (13.4)       (19.4)       (9.9)     (12.0)
                                                  ------    -------       ------      ------     ------
Income (loss) before income taxes ..........      (20.2)     (58.4)       (16.3)       (8.5)       5.4
Provision for income taxes .................         --         --           --          --         --
                                                  ------    -------       ------      ------     ------
Net income (loss) ..........................   $  (20.2)   $ (58.4)     $ (16.3)    $  (8.5)    $  5.4
                                                  ------    -------       ------      ------     ------
Basic and diluted earnings (loss) per share    $  (1.71)   $ (4.47)     $ (1.17)      (0.61)    $ 0.39
Average outstanding shares .................       11.8       13.1         13.9        13.9       13.9
Cash Flow Data:
Net cash  provided  by (used  in)  operating
activities .................................   $   52.9    $  40.3      $  21.9     $ (21.6)    $ 16.0
Net cash used in investing activities ......      (68.9)    (141.9)       (61.7)      (19.3)     (25.0)
Net cash provided by financing activities ..       14.3       93.2         39.2        40.6       15.0
Other Financial Data:
EBITDA(2) ..................................   $   50.2    $  42.1         35.6     $  17.3     $ 46.6
Capital expenditures .......................       68.9      141.9         61.7(3)     19.3       25.0(3)


     The adjusted balance sheet data reflect the sale of common shares in this offering at a purchase price of $ per share and the payment of all of our debt to Enron and of all of our debt under our revolving credit facility.

                                            As of June 30, 2000
                                          Actual      As Adjusted
     Balance Sheet Data:
     Cash and cash equivalents.......      $ 6.2           $
     Total assets....................      324.1
     Total debt......................      224.1
     Shareholders' equity............       28.2
----------

(1) Represents a non-cash charge recorded in the first quarter of 1998 to provide for a litigation-related cost contingency. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

(2) EBITDA means earnings before interest, income taxes, depreciation, depletion and amortization, provision for litigation and impairment of oil and gas properties. We believe that EBITDA is a widely accepted financial indicator that provides additional information about our ability to meet our future requirements for debt service, capital expenditures and working capital, but EBITDA should not be considered in isolation or as a substitute for net income, operating income, net cash provided by operating activities or any other measure of financial performance presented in accordance with generally accepted accounting principles or as a measure of a company's profitability or liquidity. Our definition of EBITDA may not be comparable to similarly titled measures of other companies.

(3) Our capital expenditures for 1999 and 2000 were $81.5 million and $53.9 million respectively, excluding $19.8 million and $29.0 million respectively related to proceeds from property conveyances.

Summary Operating and Reserve Data

     The following table shows some of our operating and reserve data. Reserve data are based on reserve reports prepared by Ryder Scott Company, L.P. A summary of Ryder Scott's report on our proved reserves as of December 31, 1999 is attached to this prospectus as Annex A. You should refer to "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Business and Properties -- Reserves," "Business and Properties -- Production" and the Ryder Scott report included in this prospectus in evaluating the material presented below.

                                                                      Year Ended          Six Months Ended
                                                                     December 31,              June 30,
                                                                 ---------------------     --------------
                                                                 1997     1998    1999     1999      2000
                                                                 ----     ----    ----     ----      ----
Production:
  Oil (MMBbls) ..............................................     1.0      0.8     0.6      0.3       0.8
  Natural gas (Bcf) .........................................    18.0     19.5    21.1     10.6      15.0

  Natural gas equivalent (Bcfe) .............................    23.9     24.2    24.9     12.7      20.0
  Average daily production (MMcfe) ..........................    65.0     66.0    68.0     69.6     109.6
Average Realized Sales Prices (including effects of hedging):
  Oil (per Bbl) .............................................  $18.48   $12.80  $13.65   $13.28    $20.15
  Natural gas (per Mcf) .....................................    2.48     2.39    2.08     2.01      2.78
  Natural gas equivalent (per Mcfe) .........................    2.63     2.34    2.11     2.04      2.92
Expenses (per Mcfe):
  Lease operating ...........................................    0.39     0.41    0.46     0.45      0.42
  General and administrative, net(1) ........................    0.13     0.20    0.22     0.22      0.16
  Depreciation, depletion and amortization, before
  impairment provision ......................................    1.33     1.40    1.31     1.24      1.46




                                                           --------------------------------
                                                                           As of
                                                                     December 31,
                                                           --------------------------------
                                                               1997      1998      1999
                                                               ----      ----      ----
                                                            (dollars in millions except
                                                                for per unit amounts)
Proved Reserves:
  Total proved reserves (Bcfe) .........................       161.1     185.0     178.4(2)
  Annual reserve replacement ratio(3) ..................         256%      199%      126%
  Present value of estimated future net revenues(4) ....     $ 183.8     147.6   $ 211.2
  Standardized  measure  of future  discounted  net cash
  flows(5) .............................................       176.5     147.6     211.2
  Average prices at indicated date:
     Natural gas (per Mcf) .............................     $  2.79   $  2.22   $  2.23
     Oil (per Bbl) .....................................       16.43     10.36     23.85



(1) General and administrative expenses are shown net of amounts capitalized under the full cost method of accounting and overhead reimbursements we receive from owners of working interests in the properties we operate.

(2) In June 1999, we sold a portion of our working interest in the Pluto project, resulting in a reduction to our proved reserves of 14.4 MMcfe. Also, proved reserve estimates as of December 31, 1999 did not include estimates related to discoveries at our Aconcagua and Devils Tower prospects.

(3) We calculate the annual reserve replacement ratio for a year by dividing aggregate net reserve additions from all sources for the year by actual production for the year ended on the indicated date.

(4) Discounted at an annual rate of 10%. See "Glossary of Oil and Natural Gas Terms" included elsewhere in this prospectus for the definition of "present value of estimated future net revenues."

(5) Represents year-end after-tax present value of estimated future net revenues.

                                  RISK FACTORS

     Investing in our common shares will provide you with an equity ownership interest in Mariner. The trading price of your shares will be affected by the performance of our business relative to, among other things, competition, market conditions and general economic and industry conditions. The value of your investment may decrease, resulting in a loss of part or all of your investment. You should consider carefully the following factors and the other information contained in this prospectus before deciding to invest in our common shares. The following important factors could affect our actual future results.

     Exploring and developing oil and natural gas wells involve business and operating risks and other uninsured risks, any one of which could adversely affect our business.

     Our oil and natural gas drilling activities are subject to numerous risks beyond our control, including the risk that drilling will not result in commercially viable oil or natural gas production. Our decisions to purchase, explore, develop and exploit prospects or properties depends in part on data obtained through geophysical and geological analyses, production data and engineering studies, the results of which are often uncertain. See "-- Reserve estimates depend on many assumptions that may turn out to be inaccurate." We cannot fully predict our cost of drilling, completing and operating wells, especially offshore wells. Cost overruns can make a particular project uneconomical. Further, many factors may curtail, delay or cancel drilling, including the following:

o    title problems;

o    weather conditions;

o    compliance with governmental permitting requirements;

o    shortages of or delays in obtaining equipment;

o    reductions in product prices; and

o    limitations in the market for products.

     Losses and liabilities from uninsured and underinsured events could have a material adverse effect on our financial condition and operations. Our business is subject to all of the operating risks associated with drilling for and producing oil and natural gas, including:

o uncontrollable flows of oil, natural gas, brine or well fluids into the environment, including groundwater and shoreline contamination;

o    blowouts and cratering;

o    mechanical difficulties;

o    fires and explosions;

o    personal injuries and death;

o    pollution;

o    natural disasters; and

o environmental hazards such as natural gas leaks, oil spills, pipeline ruptures and discharges of toxic gases.

     Any of these risks could result in substantial losses to us and others. Moreover, offshore operations are subject to a variety of operating risks associated with the marine environment, such as hurricanes or other adverse weather conditions, and to interruption or termination by government authorities for environmental or other reasons. Although we maintain insurance at levels we believe are consistent with industry practices, we are not fully insured against all risks, including drilling and completion risks that are generally not recoverable from third parties or insurance.

Our deepwater operations involve special risks that could negatively affect our operations.

     Drilling operations in the deepwater are by their nature more difficult and costly than drilling operations in shallower water. They require more time and more advanced drilling technologies, involving a higher risk of technological failure and usually higher drilling costs. Our deepwater wells use subsea completion techniques with subsea wellheads tied back to host production facilities with flow lines. The installation of these subsea wellheads and flow lines requires substantial time and the use of advanced remote installation mechanics. These operations may encounter mechanical difficulties and equipment failures that could result in significant cost overruns. Furthermore, the deepwater operations lack the service and transportation infrastructure present in shallower waters. Therefore, they require a longer lag time between discovery and marketing.

Oil and natural gas price decreases may adversely affect our financial condition and our ability to meet our capital expenditure obligations and financial commitments.

     The price we receive for production heavily influences our revenue, profitability, access to capital and future rate of growth. Oil, natural gas and natural gas liquids are commodities and, therefore, their prices are subject to wide fluctuations in response to relatively minor changes in supply and demand. Historically, the markets for oil, natural gas and natural gas liquids have been volatile. These markets may continue to be volatile in the future. The prices we receive for our production, and the levels of our production, fluctuate and depend on numerous factors beyond our control. These factors include:

o    market uncertainty;

o changes in global supply of and demand for oil, natural gas and natural gas liquids;

o    weather conditions;

o    the condition of the United States economy;

o    the price and quantity of foreign imports;

o    the price and availability of alternative fuels;

o political conditions, including embargoes, in or affecting other oil-producing and natural gas-producing countries;

o    the actions of the Organization of Petroleum Exporting Countries; and

o    domestic and foreign government regulation, legislation and policies.

     It is impossible to predict oil and natural gas price movements. Lower oil and natural gas prices may not only decrease our revenues on a per unit basis but also may reduce the amount of oil and natural gas that we can produce economically. Declines in oil and natural gas prices may materially and adversely affect our future financial condition, results of operations, liquidity and ability to finance planned capital expenditures and repay debt. Further, oil prices and natural gas prices do not necessarily move together. Because approximately 67% of our estimated proved reserves as of December 31, 1999 were natural gas reserves, our financial results are more sensitive to movements in natural gas prices.

Oil or natural gas price decreases and other events may require us to record carrying value writedowns, which would result in a charge to earnings.

     We periodically review the carrying value of our oil and natural gas properties under the full cost accounting rules of the Securities and Exchange Commission. Under these rules, capitalized costs of oil and natural gas properties may not exceed the present value of estimated future net revenues from proved reserves, discounted at 10%, plus the lower of cost or fair market value of unproved properties. Application of this "ceiling" test generally requires pricing future revenues at the prices in effect as of the end of each fiscal quarter. If the ceiling is exceeded we must write down the carrying value of oil and natural gas properties, resulting in a non-cash charge against earnings for accounting purposes, even if prices declined for only a short period of time. These writedowns cannot be reversed even if prices increase later. The risk of writedowns increases when oil and natural gas prices decline or when an extended delay arises in recognizing proved reserves after we have made significant capital expenditures. Any writedown results in a charge to earnings but does not affect our cash flow from operating activities. In each of the fiscal years ended December 31, 1996, 1997 and 1998, we recorded writedowns. We refer to writedowns as impairments of oil and gas properties. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and Note 1 of our consolidated financial statements for additional discussion of our writedowns.

Our hedging transactions could limit potential gains if oil and natural gas prices rise substantially.

     To reduce our exposure to changes in the prices of oil and natural gas, we regularly enter into hedges for our production. These transactions may limit our potential gains if oil and natural gas prices rise substantially over the price the hedges establish. These hedges also may expose us to other risks of financial loss in other instances, including possible production shortfalls.

We may not be able to raise sufficient additional capital to implement fully our business plan.

     We depend on our ability to obtain financing beyond our cash flow from operations. Historically, we have financed our business plan and operations primarily with bank borrowings, proceeds from the sale of oil and natural gas properties, the issuance of notes, privately raised equity and borrowings from Enron. In the future, we will require substantial additional financing to fund our business plan and operations. Our planned capital expenditures for the remainder of 2000 and 2001 exceed our expected cash flow from operations for the same period. We cannot assure you that additional financing will be available on acceptable terms or at all. If we cannot obtain additional capital resources, we may curtail our drilling, development and other activities or be forced to sell some of our assets on an untimely or unfavorable basis.

We may not be able to generate sufficient cash flow to service our existing debt or ensure that future credit will be available to us.

     At June 30, 2000, after giving pro forma effect to the offering, we would have had total debt of approximately $_____ million and shareholders' equity of approximately $_____ million. We intend to incur additional debt to execute our business strategy.

    Our debt could have important consequences, including the following:

o our ability to refinance existing debt or obtain additional debt or equity financing may be impaired;

o a substantial portion of our cash flow from operations will be required to pay principal and interest on our debt, which reduces the funds available to us for our operations and other purposes;

o we may be substantially more leveraged than our competitors, which may place us at a competitive disadvantage; and

o    we may be unable to adjust rapidly to changing market conditions.

     Our debt could make us more vulnerable than a less leveraged competitor if a downturn occurs in general economic conditions or our business. For additional discussion of our leverage, see "-- We may not be able to raise sufficient additional capital to implement fully our business plan," "Capitalization," and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

     Our ability to repay or refinance our indebtedness depends on our future performance and successful implementation of our strategy, both of which are subject not only to our actions but also to general economic, financial, competitive, legislative and regulatory conditions, the prevailing market prices for oil, natural gas and natural gas liquids and other factors beyond our control. For additional discussion of our loan payment obligations, see "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity, Capital Expenditures and Capital Resources."

Restrictive debt covenants limit our operational and capital flexibility.

     Our revolving credit facility and the indenture relating to our subsidiary Mariner Energy, Inc.'s 10 1/2% senior subordinated notes due 2006 contain significant covenants that, among other things, restrict our ability to:

o    dispose of assets;

o    incur additional indebtedness;

o    repay other indebtedness;

o    pay dividends;

o    enter into specified investments or acquisitions;

o    repurchase or redeem capital stock;

o    merge or consolidate; or

o engage in specified transactions with subsidiaries and affiliates and that otherwise restrict corporate activities.

     These restrictions could adversely affect our ability to finance our future operations or capital needs or engage in other business activities that may be in our interest.

     Also, our revolving credit facility requires us to comply with stated financial ratios. Our ability to comply with these ratios may be affected by events beyond our control. A breach of any of these covenants or our inability to comply with the required financial ratios could result in a default under our revolving credit facility. If a default were to occur, the lenders could require us to repay all borrowings outstanding under our revolving credit facility, require us to apply all of our available cash to repay these borrowings or prevent us from making debt service payments on the senior subordinated notes. We cannot assure you that, if the indebtedness under the revolving credit facility or the senior subordinated notes were accelerated, our assets would be sufficient to repay this indebtedness in full. See Note 4 of our consolidated financial statements.

Reserve estimates depend on many assumptions that may turn out to be inaccurate. Any material inaccuracies in these reserve estimates or underlying assumptions will materially affect the quantities and present value of our reserves.

     Estimating oil and natural gas reserves is complex. It requires interpretations of available technical data and many assumptions, including pricing and other economic assumptions. Any significant inaccuracies in these interpretations or assumptions could materially affect the estimated quantities and present value of reserves shown in this prospectus. See "Business and Properties -- Reserves" for information about our oil and gas reserves.

     In preparing these estimates we project production rates and timing of development expenditures. We also analyze available geological, geophysical, production and engineering data. The extent, quality and reliability of this data can vary. Estimations also requires economic assumptions about matters such as natural gas and oil prices, drilling and operating expenses, capital expenditures, taxes and availability of funds. Therefore, estimates of oil and natural gas reserves are inherently imprecise.

     Actual future production, oil and natural gas prices, revenues, taxes, development expenditures, operating expenses and quantities of recoverable oil and natural gas reserves most likely will vary from our estimates. Any significant variance could materially affect the estimated quantities and present value of reserves shown in this prospectus. In addition, we may adjust estimates of proved reserves to reflect production history, results of exploration and development, prevailing oil and natural gas prices and other factors, many of which are beyond our control. At December 31, 1999, 47% of our proved reserves were either proved undeveloped or proved non-producing.

     You should not assume that the present value of future net revenues from our proved reserves referred to in this prospectus is the current market value of our estimated oil and natural gas reserves. In accordance with SEC requirements, we generally base the estimated discounted future net cash flows from our proved reserves on prices and costs on the date of the estimate. Actual future prices and costs may differ materially from those used in the present value estimate.

A significant part of the value of our production and reserves is concentrated in a small number of properties. Because of this concentration, any production problems or inaccuracies in reserve estimates related to those properties are more likely to impact our business adversely.

     During June 2000, approximately 84% of our daily production came from seven of our fields. If mechanical problems, storms or other events curtailed a substantial portion of this production, our cash flow would be affected adversely. At December 31, 1999, approximately 90% of our proved reserves were located on 11 properties. If the actual reserves associated with any one of these properties are less than our estimated reserves, our results of operations and financial condition could be adversely affected.

Unless we replace our oil and natural gas reserves, our reserves and production will decline.

     Without reserve additions in excess of production, our reserves and production will decline. Producing oil and natural gas reservoirs generally are characterized by declining production rates that vary depending upon reservoir characteristics and other factors. Our future oil and natural gas reserves and production, and, therefore, our cash flow and income, depend on our success in efficiently developing and exploiting our current reserves and economically finding additional recoverable reserves. We cannot assure you that we will be able to find and develop or acquire additional reserves to replace our current and future production.

Relatively short production periods for Gulf properties subject us to higher reserve replacement needs and may impair our ability to reduce production during periods of low oil and natural gas prices.

     Production of reserves from reservoirs in the Gulf generally declines more rapidly than from reservoirs in many other producing regions of the world. This results in recovery of a relatively higher percentage of reserves from properties in the Gulf during the initial few years of production, and as a result, our reserve replacement needs from new prospects are relatively greater.

     Also, our revenues and return on capital will depend significantly on prices prevailing during these relatively short production periods. Our potential need to generate revenues to fund ongoing capital commitments or repay debt may limit our ability to slow or shut in production from producing wells during periods of low prices for oil and natural gas.

Market conditions or transportation impediments may hinder our access to oil and natural gas markets or delay our production.

     Market conditions, the unavailability of satisfactory oil and natural gas transportation or the remote location of our drilling operations may hinder our access to oil and natural gas markets or delay our production. The availability of a ready market for our oil and natural gas production depends on a number of factors, including the demand for and supply of oil and natural gas and the proximity of reserves to pipelines or trucking and terminal facilities. In offshore operations, the availability of a ready market depends on the proximity of and our ability to tie into existing production platforms owned or operated by others and the ability to negotiate commercially satisfactory arrangements with the owners or operators. We may be required to shut in natural gas wells for lack of a market or because of inadequacy or unavailability of natural gas pipeline or gathering system capacity. When that occurs, we are unable to realize revenue from those wells until the production can be tied to a gathering system. As a result of our strategy of using subsea technology to tie offshore wells back to existing platforms, we sometimes drill away from gathering systems. Currently, we have drilling operations miles from existing infrastructure. This can result in considerable delays from the initial discovery of a reservoir to the actual production of the oil and natural gas and realization of revenues.

We may have to pay above-market rates for a long-term drilling rig commitment.

     During the first quarter of 2000, we agreed to use a deepwater drilling rig for a minimum of 660 days over a five-year period, paying market-based day rates for comparable drilling rigs in comparable water depths subject to a floor day rate ranging from $65,000 to $125,000. This floor day rate may require us to pay day rates in excess of market-based rates over the five-year period that could cause significant increased costs on our projects.

The unavailability or high cost of additional drilling rigs, equipment, supplies and personnel could adversely affect our ability to execute on a timely basis our exploration and development plans within budget.

     Shortages or the high cost of drilling rigs, equipment, supplies or personnel could delay or adversely affect our development and exploration operations, which could have a material adverse effect on our financial condition and results of operations. If drilling activity in the United States increases, associated costs may also increase, including more related to drilling rigs, equipment, supplies and personnel and the services and products of other vendors to the industry. Increased drilling activity in the Gulf could decrease the availability and increase the costs of offshore rigs. We cannot assure you that costs will not increase or that necessary equipment and services will be available to us at economical prices.

Competition in the oil and natural gas industry is intense, and we may be unable to compete successfully.

     We may not be able to compete successfully in our industry. We operate in a highly competitive environment for acquiring prospects, marketing oil and natural gas and securing trained personnel. Many of our competitors possess and employ financial, technical and personnel resources substantially greater than ours, which can be particularly important in deepwater Gulf activities. Those companies may be able to pay more for productive oil and natural gas properties and exploratory prospects and to define, evaluate, bid for and purchase a greater number of properties and prospects than our financial or personnel resources permit. Our ability to acquire additional prospects and to discover reserves in the future will depend on our ability to evaluate and select suitable properties and to consummate transactions in a highly competitive environment. Also, there is substantial competition for capital available for investment in the oil and natural gas industry. We cannot assure you that we will be able to compete successfully in the future in acquiring prospective reserves, developing reserves, marketing hydrocarbons, attracting and retaining quality personnel and raising additional capital.

Government laws and regulations can increase our costs.

     From time to time, in varying degrees, political developments and federal and state laws and regulations affect our operations. In particular, price controls, taxes and other laws relating to the oil and natural gas industry, changes in these laws and changes in administrative regulations have affected oil and natural gas production, operations and economics. We cannot predict how agencies or courts will interpret existing laws and regulations, whether additional laws and regulations will be adopted or the effect these interpretations and adoptions may have on our business or financial condition.

     Our operations are subject to complex and constantly changing federal, state and local environmental laws and regulations. The discharge of oil and natural gas and production wastes or other pollutants into the air, soil or water may make us liable to the government and third parties for remediation costs and other damages. Also, we may have to make large expenditures to comply with environmental and other governmental regulations. We cannot assure you that existing environmental laws or regulations, as currently interpreted or reinterpreted in the future, or future laws or regulations, will not materially adversely affect our operations and financial condition or that material indemnity claims will not arise against us related to properties we acquire or sell. See "Business and Properties -- Regulation" for an additional discussion of government regulations that affect us.

We may be adversely affected if we are unable to retain our key executives and consultants.

     We believe that our operations are dependent to a significant extent on the efforts of several members of our senior management and one of our consultants, most of whom have been with us for more than 16 years. The loss of the services of any of these key individuals could have a material adverse effect on us. We do not maintain any insurance against the loss of any of these individuals.

Our relationship with Enron may result in conflicts of interest that may not be resolved in our favor.

     Enron will be able to exercise significant control over us, and Enron's interests may conflict with ours and Enron may not resolve these conflicts in our favor. Enron Corp. is the parent of Enron North America Corp., which we refer to as Enron in this prospectus. An affiliate of Enron Corp. and Enron is the general partner of Joint Energy Development Investments Limited Partnership, which currently owns approximately 96% of our outstanding common shares and will own approximately % of our outstanding common shares following the offering. Also, eight of our directors are officers of Enron or of affiliates of Enron. As the beneficial owners of a significant portion of our outstanding common shares, Enron Corp. and Enron will have the ability to influence our management and may be deemed to control us. Enron and certain of its subsidiaries and other affiliates collectively participate in nearly all phases of the oil and natural gas industry and may, therefore, compete with us. Also, Enron affiliates may provide or arrange for financing for our competitors. Because of these various possible conflicting interests, our company agreement, which is analogous to the certificate of incorporation and bylaws of a corporation, includes provisions designed to clarify that Enron and its affiliates have no duty to make business opportunities available to us and no duty to refrain from conducting activities that may be competitive with us. Enron and its affiliates are not contractually obligated to resolve in our favor conflicts of interest that arise. See "Description of Our Company Agreement and Common Shares."

     In March 2000, we entered into a term loan with Enron, under which, as of May 1, 2000, we had borrowed an aggregate of $112 million. We are required to repay the amounts outstanding under the loan with Enron with a portion of the proceeds of the offering. For a discussion of our loan with Enron and our intention to repay it, see "Use of Proceeds" and "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity, Capital Expenditures and Capital Resources."

     We expect that from time to time we will engage in various commercial and hedging transactions and have various commercial relationships with Enron and certain affiliates of Enron. The terms of future arrangements between us and Enron or affiliates of Enron will not necessarily be on terms as favorable to us as would exist in an agreement with a third party. See "Certain Relationships and Related Transactions" for an additional discussion of our relationship with Enron.

If a change in control occurs, we would have to repay indebtedness. We may not have the financial resources to meet this obligation.

     If a change in control occurs, we may not have the financial resources to repay all of our indebtedness that would become payable. On the occurrence of a change in control of Mariner Energy, Inc., a holder of senior subordinated notes may require Mariner Energy, Inc. to repurchase all or a portion of the holder's notes at 101% of the principal amount of the notes, together with accrued and unpaid interest to the date of repurchase. An aggregate of $100 million principal amount of the senior subordinated notes is outstanding. The senior subordinated notes indenture requires that, prior to this repurchase, we must either repay all outstanding senior indebtedness or obtain any required consents to the repurchase. A change in control of Mariner Energy, Inc. will be deemed to have occurred under the terms of the indenture if:

o Joint Energy and its affiliates, including Enron, cease to beneficially own 35% of the voting power of Mariner Energy, Inc. and another person or entity acquires a greater ownership in Mariner Energy, Inc. than Joint Energy and its affiliates; and

o during any two-year period, the directors of Mariner Energy, Inc. at the beginning of that period, and their nominees, cease to control the board of directors of Mariner Energy, Inc.; or

o Mariner Energy, Inc. merges or consolidates with another entity and the stockholders of Mariner Energy, Inc. do not hold a majority of the voting power of the surviving entity.

     Further, under our revolving credit facility, an event of default is deemed to occur if Joint Energy and its affiliates, or a combination of these entities, cease to own, directly or indirectly, outstanding capital shares of Mariner, on either a basic or diluted basis, that in the aggregate permits these entities to elect a majority of our board of directors. In those circumstances, the lenders could require the repayment of all outstanding borrowings under the revolving credit facility.

You will experience immediate and substantial dilution.

     If you purchase common shares, the tangible net book value of your common shares will immediately be diluted by approximately $_____ per share. See "Dilution" for a more complete discussion of the dilution you will experience.

Our debt instruments restrict our ability to pay dividends, and we do not intend to pay dividends in the foreseeable future.

     Our debt instruments restrict us from declaring or paying dividends on the common shares. We do not intend to pay cash dividends on the common shares in the foreseeable future. See "Dividend Policy" for additional information relating to our dividend policy.

Shares eligible for future sale by our current shareholders could adversely affect our common share price.

     Sales of a substantial number of common shares after the offering could adversely affect the market price of common shares and could impair our ability to raise capital through the sale of equity securities. After giving effect to the offering, we will have approximately _____ common shares, assuming no exercise of the underwriters' over-allotment option. Of these, approximately _____ may be freely tradeable in the public market following the offering.

     Also, Joint Energy holds 13,334,184 common shares and, as part of the term loan entered into in March 2000, Enron received warrants permitting it to purchase 900,000 common shares for $0.01 per share, 600,000 of which are immediately exercisable and 300,000 will be exercisable on March 21, 2001, if the term loan is unpaid on that date. We have granted Joint Energy and Enron demand and piggyback registration rights related to these shares. The exercise of these rights would permit Joint Energy and Enron to sell all or a portion of these shares. The sale by Joint Energy or Enron of a significant number of common shares could adversely impact the market price of the common shares. See "Shares Eligible for Future Sale" for more complete information about the potential for future sales of our common shares.

Anti-takeover provisions in our governing documents and debt instruments could prevent or delay a change in control.

     Our company agreement and our debt instruments contain provisions that may delay, deter or prevent the acquisition of us or a substantial portion of the common shares. For example, our company agreement authorizes our board of directors to issue preferred shares in one or more series and to fix the rights and preferences of the shares of a series without shareholder approval. Any series of preferred shares may be senior to the common shares as to dividends, liquidation rights and, possibly, voting rights of the common shares. The ability to issue preferred shares could discourage unsolicited acquisition proposals. Also, on a change of control of Mariner Energy LLC or Mariner Energy, Inc., we may be required to repay or repurchase outstanding debt at a premium to the principal amount of the debt. Furthermore, our company agreement includes a provision of Delaware corporate law not normally applicable to Delaware limited liability companies that prohibits, in some circumstances, significant transactions without the approval of the board of directors. These provisions also may discourage attempted acquisitions, unsolicited or otherwise. By deterring takeover attempts, these provisions could inhibit an increase in the market price of the common shares that otherwise might result from a takeover attempt. See "Description of Our Company Agreement and Common Shares" for a more complete discussion of the anti-takeover provisions in our company agreement.

              CAUTIONARY STATEMENT ABOUT FORWARD-LOOKING STATEMENTS

     Our disclosure and analysis in this prospectus contain some forward-looking statements. Forward-looking statements give our current expectations or forecasts of future events. You can identify these statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "project," "intend," "plan," "believe" and other words and terms of similar meaning in connection with any discussion of future operating or financial performance. In particular, these include, among other things, statements relating to:

o    amount, nature and timing of capital expenditures;

o    drilling of wells;

o    timing and amount of future production of oil and natural gas;

o    operating costs and other expenses;

o    cash flow and anticipated liquidity;

o    prospect development and property acquisitions; and

o    marketing of oil and natural gas.

     Any or all of our forward-looking statements in this prospectus may turn out to be wrong. They can be affected by inaccurate assumptions we might make or by known or unknown risks and uncertainties. Many factors mentioned in our discussion in this prospectus, including the risks outlined under "Risk Factors," will be important in determining future results. Actual future results may vary materially. Factors that could cause our results to differ materially from the results discussed in the forward-looking statements include the risks described under "Risk Factors," including:

o    the risks associated with exploration;

o    our ability to find, acquire, market, develop and produce new properties;

o    oil and natural gas price volatility;

o uncertainties in the estimation of proved reserves and in the projection of future rates of production and timing of exploitation expenditures;

o    operating hazards attendant to the oil and natural gas business;

o drilling and completion risks that are generally not recoverable from third parties or insurance;

o    potential mechanical failure or underperformance of significant wells;

o    climatic conditions;

o    availability and cost of material and equipment;

o    actions or inactions of third-party operators of our properties;

o    our ability to find and retain senior management and skilled personnel;

o    availability of capital;

o    the strength and financial resources of our competitors;

o    regulatory developments;

o    environmental risks; and

o    general economic conditions.


     When you consider these forward-looking statements, you should keep in mind these risk factors and the other cautionary statements in this prospectus. Our forward-looking statements speak only as of the date made.

                                 USE OF PROCEEDS

     Our net proceeds from the offering are estimated to be approximately $_____ million, or $_____ million if the underwriters exercise their over-allotment option in full. We will use the net proceeds as follows:

o $_____ million to repay the amount then outstanding under a term loan with Enron;

o $_____ million to repay amounts then outstanding under our revolving credit facility; and

o any remaining net proceeds, as well as additional future borrowings under our revolving credit facility, to continue funding our exploration and development program.

     We used the proceeds we received during the last year from our borrowings under our revolving credit facility and our credit facilities with Enron to finance our exploration and development activities.

     As of June 30, 2000, the balance on our revolving credit facility was $20.0 million. The indebtedness under our revolving credit facility, which has a variable interest rate, bore interest at approximately 8% per annum as of June 30, 2000 and has a final maturity date of October 1, 2002. The balance on the term loan with Enron as of June 30, 2000 was $112 million and bore interest at 15% per annum. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity, Capital Expenditures and Capital Resources" for a more complete discussion of these loans.

We will not receive any proceeds from the sale of common shares by the selling shareholders.


                                 DIVIDEND POLICY

     We have not paid cash dividends since our formation in 1996 and do not anticipate paying cash dividends in the foreseeable future. We presently intend to retain any future earnings to finance our exploration and development program. Also, covenants in our debt instruments prohibit or significantly restrict our ability to pay dividends. The declaration and payment in the future of any cash dividends will be at the election of our board of directors and will depend on our earnings, capital requirements and financial position, future loan covenants, general economic conditions and other pertinent factors.

                                    DILUTION

     Our net tangible book value as of June 30, 2000, was $_____ million, or $____ per common share. Net tangible book value per share represents the amount of our total tangible assets less the amount of our total liabilities divided by the total number of common shares outstanding. After giving effect to our sale of _____ common shares in the offering, and after deducting the underwriting discounts and our estimated offering expenses, the net tangible book value on June 30, 2000, would have been $_____ million, or $_____ per common share. This represents an immediate increase in net tangible book value of $_____ per share to existing shareholders and an immediate dilution of $_____ per share to investors purchasing common shares in the offering.

     The following table illustrates this dilution per common share to investors purchasing shares in the offering:

Assumed initial public offering price per share.....................    $
  Net tangible book value per share as of  June 30, 2000............    $
  Increase in net tangible book value per share
   attributable to the sale of shares offered
   in this prospectus...............................................    $
Pro forma net tangible book value per share after the offering......    $
Dilution in net tangible book value per share to new investors......    $

     The following table shows the number of common shares purchased from us, the total consideration paid, and the average price per share paid by existing shareholders and by purchasers of common shares offered in the offering, before deducting underwriting discounts and commissions and estimated offering expenses:

                                Shares Purchased             Total Consideration        Average
                                                                                       Price per
                               Number       Percentage      Amount       Percentage      Share
                           -------------  ------------- -------------  --------------  ---------
                           (in thousands)               (in thousands)
 Existing shareholders..        13,928          %        $   128,926         %          $ 9.26
 New investors..........
           Total........

     The table above assumes that no outstanding stock options have been exercised. We had outstanding options entitling the holders to purchase 2,216,904 of our common shares at a weighted exercise price of $9.84 per share as of July 5, 2000. Also, as part of the term loan entered into in March 2000, Enron received warrants permitting it to purchase 900,000 common shares for $0.01 per share, 600,000 of which are immediately exercisable and 300,000 will be exercisable on March 21, 2001, if the term loan is unpaid on that date.

                                 CAPITALIZATION
                                 (in thousands)

     The following table shows our consolidated capitalization as of June 30, 2000, and as adjusted to give pro forma effect to the offering and the payment of all of our debt under our term loan with Enron and all of our debt under our revolving credit facility, assuming an aggregate of shares sold in the offering at $_____ per share and net proceeds of $_____ million. You should refer to "Selected Consolidated Financial Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the financial statements included elsewhere in this prospectus in evaluating the material presented below. The table excludes the _____ common shares to be sold by the selling shareholders in the offering, _____ common shares if the over allotment option is exercised, _____ common shares reserved for issuance under our stock option plan and _____ warrants outstanding.

                                                             June 30, 2000
                                                       -------------------------
                                                          Actual     As Adjusted
                                                       -----------   -----------

Long-term Debt:
Revolving credit facility due October 1, 2002 ......   $   20,000
101/2% senior subordinated notes due 2006 ..........       99,698
Enron term loan due March 21, 2003 .................      104,419
                                                       ----------
          Total long-term debt .....................      224,117
Shareholders' Equity:
Preferred shares, par value $.01 per share,
1,000,000 shares authorized, none issued ...........          --             --

Common  shares,  par  value  $.01  per  share,
50,000,000  shares  authorized, 13,928,304
shares issued and outstanding historically,
shares issued and outstanding pro forma ............          139
Additional paid-in capital .........................      136,299
Accumulated deficit ................................     (108,249)
                                                       ----------     ---------
          Total shareholders' equity ...............       28,189
                                                       ----------     ---------
          Total Capitalization .....................   $  252,306     $
                                                       ==========     =========

                      SELECTED CONSOLIDATED FINANCIAL DATA
                      (in millions, except per share data)

     The following table shows some of our historical financial data. The statement of operations data for the three-year period ended December 31, 1999 and the balance sheet data as of December 31, 1998 and 1999 has been derived from our audited consolidated financial statements and are included in this prospectus. The statement of operations data for the year ended December 31, 1995, the three months ended March 31, 1996 and the nine months ended December 31, 1996 and the balance sheet data as of December 31, 1995 and 1996 has been derived from our audited consolidated financial statements which are not part of this prospectus. The statement of operations data for the six months ended June 30,1999 and 2000 and the balance sheet data as of June 30, 2000 has been derived from our unaudited consolidated financial statements and are included in this prospectus. The results of operations of prior periods are not necessarily indicative of results that may be expected for any other period. The results of operations for the six months ended June 30, 2000 are not necessarily indicative of the results for the full fiscal year. You should read the following data in connection with "Capitalization," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the consolidated financial statements included elsewhere in this prospectus. Effective April 1, 1996 for accounting purposes, Mariner Holdings, Inc. acquired all the capital stock of Mariner Energy, Inc. from Hardy Holdings Inc., a subsidiary of Hardy Oil & Gas, plc, as part of a management-led buyout. In connection with this acquisition, substantial amounts of our intercompany indebtedness and receivables and third-party indebtedness were eliminated. This acquisition was accounted for using the purchase method of accounting, and Mariner Holdings, Inc.'s acquisition costs were allocated to our assets and liabilities based on estimated fair values. As a result, our financial position and operating results subsequent to this acquisition reflect a new basis of accounting and are not comparable to prior periods. "Acquired Company" refers to Mariner Energy, Inc. (formerly Hardy Oil & Gas USA Inc.) before the effective date of this acquisition. We have not presented basic earnings per share and average shares outstanding for the years ended December 31, 1995 or the three months ended March 31, 1996, as our capital structure before the acquisition is not comparable.


                                             Acquired Company
                                          -----------------------
(in millions except per Share data)                      Three
                                                         Months    Nine Months
                                           Year Ended    Ended        Ended                                    Six Months
                                          December 31,  March 31,  December 31,  Year Ended December 31,     Ended June 30,
                                          ------------ ----------  ------------ ------------------------    ----------------
                                             1995         1996        1996        1997    1998     1999      1999      2000
                                            ------       ------      ------      ------  ------   ------    ------    ------
Statement of Operations Data:
Total revenues..........................     $32.4        $13.3      $47.1       $62.8    $56.7    $52.5     $25.8     $58.3
Lease operating expenses................       6.4          2.4        6.5         9.4      9.9     11.5       5.8       8.5
Depreciation, depletion and amortization      15.6          6.3       24.8        31.7     33.8     32.5      15.8      29.1
Impairment of oil and gas properties ...        --           --       22.5        28.5     50.8       --        --        --
General and administrative expenses ....       2.0          0.7        2.4         3.2      4.7      5.4       2.8       3.3
Provision for litigation ...............        --           --         --          --      2.8(1)     --        --        --
                                             -----        -----      -----       -----    -----    -----    ------     -----
  Operating income (loss)...............       8.4          3.9       (9.1)      (10.0)   (45.3)     3.1       1.4      17.4
Interest income.........................       9.3          2.2        0.5         0.5      0.3       --        --        --
Interest expense........................     (12.8)        (3.4)      (7.7)      (10.7)   (13.4)   (19.4)     (9.9)    (12.0)
Write-off of bridge loan fees ..........        --           --       (2.4)         --       --       --        --        --
                                             -----        -----      -----       -----    -----    -----    ------     -----
  Income (loss) before income taxes.....      $4.9          2.7      (18.7)      (20.2)   (58.4)   (16.3)     (8.5)      5.4
Provision for income taxes..............       0.4           --         --          --       --       --        --        --
                                             -----        -----      -----       -----    -----    -----    ------     -----
  Net income (loss).....................      $4.5         $2.7     $(18.7)     $(20.2)  $(58.4)   (16.3)    ($8.5)     $5.4
                                             =====        =====      =====       =====    =====    =====    ======     =====
Basic and diluted earnings per share ...        --           --     $(1.58)     $(1.71)  $(4.47)  $(1.17)   $(0.61)    $0.39
Average shares outstanding .............        --           --       11.8        11.8     13.1     13.9      13.9     13. 9


                                 Acquired                                               As of
                                 Company                As of December 31,             June 30,
                                           --------------------------------------    -----------
                                   1995     1996       1997      1998       1999         2000
                                                                                     (unaudited)
                                  ------   ------     ------    ------     ------    -----------
Balance Sheet Data:
Cash and cash equivalents......    $5.5     $10.8       $9.1      $0.8       $0.1        $6.2
Total assets...................   250.7     196.7      212.6     262.8      297.2       324.1
Total debt.....................   165.5      99.5      113.6     178.0      217.3       224.1
Shareholders' equity...........    69.3      77.1       57.2      27.5       11.2        28.2


(1) Provision for litigation represents a non-cash charge recorded in the first quarter of 1998 to provide for a litigation-related cost contingency. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     You should refer to the financial statements included in this prospectus in evaluating the material presented below.

Overview

     We are an independent oil and natural gas exploration, development and production company with principal operations in the Gulf and along the U.S. Gulf Coast. Our strategy is to profitably increase reserves, production and cash flow primarily through the drillbit with a heavy emphasis on the deepwater Gulf.

    During 1999 and the first nine months of 2000 we:

o drilled seven exploratory wells, with four successes, in the deepwater Gulf of Mexico, including our potentially significant Aconcagua and Devils Tower prospects, making us eight of fifteen in deepwater Gulf exploratory test wells drilled since the acquisition from Hardy;

o drilled successful appraisal wells on our Aconcagua and Devils Tower prospects;

o commenced production from three significant deepwater projects; Dulcimer in April 1999, Pluto in December 1999, and Apia in April 2000;

o sold a 63% interest in the Pluto deepwater exploitation project to Burlington Resources in June 1999, retaining a 37% working interest, which will increase to 51% after payout;

o sold a portion of our Devils Tower discovery to one of our partners in the prospect reducing our working interest from 50% to 20% to better manage financial and operational risk; and

o acquired from Shell Oil Company a 50% interest in the "King Kong" deepwater Gulf exploitation project.


     We expect capital expenditures for 2000 and 2001, net of proceeds from property conveyances, to be approximately $103 million and $160 million respectively, which we intend to use to develop existing discoveries and to explore and continue to build our prospect inventory. We expect to fund our capital expenditures by a combination of proceeds of the offering, internally generated cash flow, proceeds from property conveyances, contributions from affiliates of our principal shareholder and borrowings against our revolving credit facility.

     Our revenue, profitability, access to capital and future rate of growth are heavily influenced by the price we receive for our production. The markets for oil, natural gas and natural gas liquids have been historically volatile and may continue to be volatile in the future. We regularly enter into hedging transactions for our oil and natural gas production and intend to continue doing so. These transactions may limit our potential gains if oil and natural gas prices rise substantially over the price established by the hedges. These hedges also may expose us to the risk of financial loss in some instances, including possible production shortfalls and unexpected price changes.

     Competition, both from other sources of energy such as electricity and from within the industry, also affects our performance. Many of our larger competitors possess and employ financial and personnel resources substantially greater than those available to us, which can be particularly important in deepwater Gulf activities. These companies may be able to pay more than we can for productive oil and natural gas properties and exploratory prospects and to define, evaluate, bid for and purchase a greater number of properties and prospects.

     We use the full cost method of accounting for our investments in oil and natural gas properties. Under this methodology, all costs of exploration, development and acquisition of oil and natural gas reserves are capitalized into a "full cost pool" as incurred and properties in the pool are depleted and charged to operations using the unit-of-production method based on a ratio of current production to total proved oil and natural gas reserves. To the extent that capitalized costs less deferred applicable taxes exceed the present value, using a 10% discount rate, of estimated future net cash flows from proved oil and natural gas reserves and the lower of cost or fair market value of unproved properties, the excess costs are charged to operations. Capitalized costs are net of accumulated depreciation, depletion and amortization. Any writedown would result in a charge to earnings but would not have an impact on cash flows.

     Our results of operations may vary significantly from year to year based on the factors discussed above and on other factors such as exploratory and development drilling success, availability of transportation for our production volumes, curtailments of production due to workover and recompletion activities and the timing and amount of reimbursement for overhead costs we receive from co-owners. Therefore, the results of any one year may not be indicative of future results.

Results of Operations

     The following table shows information related to our oil and natural gas production, average sales price received and expenses per unit of production during the periods indicated.

                                                                                     Year Ended         Six Months Ended
                                                                                     December 31,           June 30,
                                                                                     ------------           --------
                                                                              1997     1998     1999     1999      2000
                                                                              ----     ----     ----     ----      ----
Production:
  Oil (MMBbls) ...........................................................      1.0      0.8      0.6      0.3       0.8
  Natural gas (Bcf) ......................................................     18.0     19.5     21.1     10.6      15.0
  Natural gas equivalent (Bcfe) ..........................................     23.9     24.2     24.9     12.7      20.0
  Average daily production (MMcfe) .......................................     65.0     66.0     68.0     69.6     109.6
Average Realized Sales Prices (including effects of hedging):
  Oil (per Bbl) ..........................................................   $18.48   $12.80   $13.65   $13.28    $20.15
  Natural gas (per Mcf) ..................................................     2.48     2.39     2.08     2.01      2.78
  Natural gas equivalent (per Mcfe) ......................................     2.63     2.34     2.11     2.04      2.92
Expenses (per Mcfe):
  Lease operating ........................................................     0.39     0.41     0.46     0.45      0.42
  General and administrative, net(1) .....................................     0.13     0.20     0.22     0.22      0.16
  Depreciation, depletion and amortization, before impairment provision...     1.33     1.40     1.29     1.24      1.46

----------

(1) General and administrative expenses are presented net of amounts capitalized under the full cost method of accounting and overhead reimbursements we received from owners of working interests in the properties we operate.

Six months ended June 30, 2000 compared to six months ended June 30, 1999

     Net production increased 57% to 20.0 Bcfe for the first six months of 2000 from 12.7 Bcfe for the same period of 1999. Production from our offshore Gulf of Mexico properties increased to 17.7 Bcfe in the six month period ending June 20, 2000 from 8.7 Bcfe in the same period of 1999, primarily as a result of production commencing from new wells in the Pluto field located in Mississippi Canyon 674 and the Apia field located in Garden Banks 73. This increase was offset in part by anticipated production declines in shallow water and onshore production and sooner than anticipated production declines at our Dulcimer deepwater Gulf field, located in Garden Banks 367. Total production for the second half of 2000 is expected to decrease approximately 5% to 10% from the first half of 2000, due to production decline, offset in part by first production in the fourth quarter from the Black Widow project located in Ewing Bank 966.

     Oil and gas revenues increased 126% to $58.3 million for the first six months of 2000 from $25.8 million for the comparable period of 1999, primarily due to a 43% increase in realized prices to $2.92 per Mcfe in the first six months of 2000 from $2.04 per Mcfe in the same period last year, and the production increase discussed above.

     Hedging activities for the first six months of 2000 decreased our average natural gas sales price received by $0.43 per Mcf and revenues by $6.4 million. Hedging related to crude oil during the first six months of 2000 decreased our average crude oil sales price received by $7.46 per Bbl and revenues by $6.2 million. Hedging activities for the first six months of 1999 reduced our average natural gas and crude oil prices received by $0.08 per Mcf and $0.28 per Bbl, resulting in reductions in revenue of $0.8 million and $0.1 million, respectively. Hedging arrangements entered into through June 30, 2000 cover approximately 60% of our anticipated equivalent production for 2000.

     Lease operating expenses increased 47% to $8.5 million for the first six months of 2000, from $5.8 million for the comparable period of 1999, primarily due to the higher offshore production discussed above.

     Depreciation, depletion, and amortization expense (DD&A) increased 84% to $29.1 million for the first six months of 2000 from $15.8 million for the comparable period of 1999, as a result of the increase in the unit-of-production depreciation, depletion, and amortization rate to $1.46 per Mcfe from $1.24 per Mcfe, and a 57% increase in equivalent volumes produced. The higher rate for the second quarter of 2000 was due to the occurrence of three dry holes since the second quarter of 1999, and does not include the impact on the rate of two potentially significant discoveries during the same period for which proved reserves may be recorded after certain appraisal activities are completed.

     General and administrative expenses, which are net of overhead reimbursements received by us from other working interest owners, increased 15% to $3.3 million for the first six months of 2000 from $2.8 million for the comparable period of 1999, due primarily to increased headcount-related costs required for us to pursue our deepwater Gulf exploration and development plan.

     Interest expense for the first six months of 2000 increased 22% to $12.1 million from $9.9 million for the comparable period of 1999, primarily due to the additional long-term debt provided by Enron to refinance our existing credit facilities with them as well as to provide additional funds for capital expenditures.

     Income (loss) before income taxes increased to income of $5.4 million for the first six months of 2000 from a loss of $8.5 million for the same period in 1999, primarily as a result of oil and gas revenue increases and partially offset by increased expenses discussed above.

1999 compared to 1998

     Net production increased 3% to 24.9 Bcfe for 1999 from 24.2 Bcfe for 1998. Production from our offshore Gulf properties increased to 18.2 Bcfe in 1999 from
13.1 Bcfe in 1998, as a result of production commencing from a new well in the Dulcimer field located in Garden Banks block 367 and two new wells in the Rembrandt field located in Galveston block 151. This increase was offset by less than expected production from our Sandy Lake field onshore Texas.

     Hedging activities in 1999 decreased our average natural gas price received by $0.32 per Mcf and revenues by $6.7 million, compared with an increase of $0.12 per Mcf and revenues of $2.3 million in 1998. Our hedging activities with respect to crude oil during 1999 reduced the average sales price received by $3.42 per Bbl and revenues by $2.2 million. There were no oil hedges in 1998. During 1999, approximately 85% of our production was subject to hedge positions, compared to 40% in 1998.

     Oil and gas revenues decreased 7% to $52.5 million for 1999 from $56.7 million for 1998, due to a 10% decrease in realized prices to $2.11 per Mcfe in 1999 from $2.34 per Mcfe in 1998.

     Lease operating expenses increased 16% to $11.5 million for 1999 from $9.9 million for 1998 due to the higher offshore production discussed above and well workovers on three offshore wells and two wells in our Sandy Lake field.

     Depreciation, depletion, and amortization expense decreased 4% to $32.5 million for 1999 from $33.8 million for 1998 as a result of the decrease in the unit-of-production depreciation, depletion and amortization rate to $1.31 per Mcfe from $1.40 per Mcfe. This decrease was offset in part by a 3% increase in equivalent volumes produced. The lower rate for 1999 was primarily due to the $50.8 million non-cash full cost ceiling test impairment recorded in 1998. No impairment was necessary for 1999.

     General and administrative expenses, which are net of overhead reimbursements we received from other working interest owners, increased 14% to $5.4 million for 1999 from $4.7 million for 1998 due to increased headcount-related costs in 1999 required for us to pursue our deepwater Gulf exploration and development plan.

     Interest expense for 1999 increased 1% to $13.5 million from $13.4 million for 1998.

     Income (loss) before income taxes improved to a loss of $16.3 million for 1999 from a loss of $58.4 million in 1998 as a result of a $50.8 million full cost ceiling test impairment in 1998, offset in part by oil and gas revenue decreases and increased expenses in 1999.

1998 compared to 1997

     Net production increased 1% to 24.2 Bcfe in 1998 from 23.9 Bcfe in 1997. Natural gas production increased by 1.5 Bcf, or 8%, to 19.5 Bcf from 18 Bcf. Natural gas production from our offshore properties decreased 0.3 Bcf, or 3%, due to the natural production decline offset by the addition of two offshore properties, while natural gas production from our onshore properties increased
1.8 Bcf, or 32%.

     Oil and natural gas revenues for 1998 decreased by $6.1 million, or 10%, compared to 1997 due to decreased oil and natural gas sales prices partially offset by the production increase described above. The average realized sales price of natural gas decreased 4%, to $2.39 per Mcf in 1998 from $2.48 per Mcf in 1997, while the average realized oil sales price decreased by 31% to $12.80 per Bbl in 1998 from $18.48 per Bbl in 1997.

     Hedging activities in 1998 increased our average natural gas sales price received by $0.12 per Mcf and revenues by $2.3 million. In 1997, our natural gas hedging activities decreased the average sales price received by $0.22 per Mcf and revenues by $3.9 million. We had no hedging activities for oil in 1998. Our hedging activities with respect to crude oil during 1997 reduced the average sales price received by $0.63 per Bbl and revenues by $0.6 million. During 1998, approximately 40% of our equivalent production was subject to hedge positions compared to 60% in 1997.

     Lease operating expenses increased 5% to $9.9 million for 1998 from $9.4 million for 1997. Lease operating expense per Mcfe increased to $0.41 per Mcfe for 1998 from $0.39 per Mcfe for 1997, due to higher fixed costs associated with offshore properties.

     Depreciation, depletion and amortization expense increased 7% to $33.8 million for 1998, from $31.7 million for 1997, as a result of a 5% increase in the unit-of-production depreciation, depletion and amortization rate to $1.40 per Mcfe from $1.33 per Mcfe, due primarily to increased drilling and completion costs, and a 1% increase in equivalent volumes produced.

     Impairment of oil and gas properties of $50.8 million was recorded in the fourth quarter of 1998 for a non-cash full cost ceiling test impairment using prices in effect at December 31, 1998. During the first quarter of 1997, a $28.5 million non-cash full cost ceiling writedown was also recorded due to low commodity prices in effect as of the end of that period.

     A provision for litigation of $2.8 million was provided in the first quarter of 1998 to reflect the settlement of a lawsuit with one of our joint interest partners over damages claimed due to our refusal to drill an additional well in the Sandy Lake field.

     General and administrative expenses, which are net of overhead reimbursements received from other working interest owners on properties operated by us, increased 47% to $4.7 million in 1998, up from $3.2 million in 1997, due to higher employment levels to build the necessary expertise for deepwater Gulf projects and related office costs in 1998. General and administrative expense increased $0.07 per Mcfe from 1997 to 1998.

     Interest expense increased 26% to $13.4 million for 1998, from $10.6 million for 1997, due to the 47% increase in average outstanding debt to $151.4 million in 1998, from $103.2 million in 1997, which was partially offset by a 10% decrease in the average interest rate paid on outstanding debt to 9.33%, from 10.38%.

     Income (loss) before income taxes decreased to a loss of $58.4 million for 1998, from a loss of $20.2 million for 1997, as a result of the factors described above.

Liquidity, Capital Expenditures and Capital Resources

Cash flow

     As of June 30, 2000, we had a working capital deficit of approximately $9.9 million, compared to a working capital deficit of $36.7 million at December 31, 1999. The reduction in the working capital deficit was primarily a result of proceeds from a new $112 million term loan with Enron North America Corp. ("ENA") which was used to repay the two credit facilities with ENA and provide funds for capital and other corporate expenditures. We expect our capital expenditures for 2000, net of $29 million proceeds from property conveyances, to be approximately $103 million, which would exceed cash flow from operations. We expect our 2001 capital expenditures to be approximately $160 million, which would exceed cash flow from operations for 2001. We cannot assure you that our access to capital will be sufficient to meet our needs for capital. As such, we may be required to reduce our planned capital expenditures and forego planned exploratory drilling or sell portions of our proved reserves or undeveloped inventory if additional capital resources are not available to us on acceptable terms.

     Our primary sources of cash during the three year period ended December 31, 1999 were funds generated from operations, proceeds from affiliate credit facilities provided by Enron, proceeds from property conveyances, bank borrowings and capital contributions by an affiliate of our principal shareholder. Primary uses of cash for the same period were funds used in exploration and production activities and repayment of notes and bank debt.

     Our primary sources of cash during the first six months of 2000 were from $112.6 million in proceeds from a term loan provided by Enron and $16.0 million in proceeds from operating activities. The term loan will be repaid with proceeds from this offering. The primary uses of cash for the same period were $25.0 million for capital expenditures and $97.6 million used to repay two credit facilities with Enron and reduce our revolving credit facility.

     We had a net cash inflow of $6.1 million for the six months ended June 30, 2000, and a net cash inflow of $0.7 million in 1999, compared to a net cash outflow of $8.3 million in 1998 and a net cash outflow of $1.7 million in 1997. A discussion of cash flows for these periods follows.

                                                             Six Months
                                                               Ended
                              Year Ended December 31,         June 30,
                           -----------------------------  ----------------
                             1997      1998      1999      1999      2000
                            ------    ------    ------    ------    ------
Net cash provided by
(used for) our operating
activities (in millions)...  $52.9     $40.3     $21.9    $(21.6)    $(16.0)


     Net cash provided by our operating activities was $16.0 million in the first six months of 2000, an increase of $37.6 million for the same period of 1999 primarily due to increased oil and gas prices and production offset in part by decreases in working capital. Currently, our Pluto well on Mississippi Canyon Block 674 is not required to pay royalties to the Minerals Management Service ("MMS"). This royalty relief was granted assuming oil and natural gas prices remained below certain predetermined levels. If average commodity prices for 2000 exceed these predetermined levels, we may be required to pay up to $7 million in royalties to the MMS. Cash provided from our operating activities in 1999 decreased by $18.4 million from 1998 primarily due to decreased oil and gas prices and changes in our working capital. Cash provided by our operating activities in 1998 decreased by $12.6 million compared to 1997 primarily due to decreased oil and gas prices.

                                                             Six Months
                                                               Ended
                              Year Ended December 31,         June 30,
                           -----------------------------  ----------------
                             1997      1998      1999      1999      2000
                            ------    ------    ------    ------    ------
Net cash used in our
investing activities
(in millions)............   $68.9     $141.9    $61.8     $19.3     $25.0

     Net cash used in our investing activities for the first six months of 2000 increased to $25.0 million from $19.3 million for the same period of 1999 primarily due to higher development expenditures. Cash flows used in our investing activities in 1999 decreased by $80.1 million compared to 1998 due to decreased capital expenditures and the sell-down of a 63% interest in our Pluto project. Cash used in our investing activities in 1998 increased by $73 million compared to 1997 primarily due to increased capital expenditures to acquire leasehold inventory.

                                                                  Six Months
                                                                     Ended
                                     Year Ended December 31,        June 30,
                                  -----------------------------   -----------
                                1997      1998     1999     1999      2000
                               ------    ------   ------   ------    ------
Net cash  provided
by our financing
activities (in millions)....   $14.3     $93.2    $39.2    $40.6     $15.0

     Net cash provided by our financing activities was $15.0 million for the first six months of 2000 compared to $40.6 million for the same period in 1999. Our primary source of cash for the first six months of 2000 was $112.6 million from a term loan provided by Enron offset by the repayment of two Enron credit facilities. The term loan will be repaid with proceeds from this offering. Cash provided by our financing activities in 1999 decreased by $54 million compared to 1998 due to a $10.8 million net reduction in borrowings against our revolving credit facility as compared to a $39.4 million increase in borrowings against that facility for the previous year. Cash provided by our financing activities in 1998 increased by $78.9 million as compared to 1997 due to us receiving approximately $28.8 million in equity contributions and $64.4 million from our revolving credit facilities.

Changes in prices and hedging activities

     The energy markets have historically been very volatile. Oil and natural gas prices will probably continue to fluctuate widely. In an effort to reduce the effects of price volatility on our operations, we have adopted a policy of hedging oil and natural gas prices from time to time through commodity futures, options and swap agreements. While the use of these hedges limits the downside risk of price declines, it also limits future gains from price increases.

     The following table shows the increase (decrease) in our oil and gas sales as a result of hedging transactions and the effects of hedging transactions on prices during the periods indicated.

                                                                                                        Six Months Ended
                                                                               Year Ended December 31,       June 30,
                                                                              ------------------------   ---------------
                                                                               1997     1998     1999     1999     2000
                                                                              ------   ------   ------   ------   ------
Increase (decrease) in our natural gas sales (in millions) ..............    $ (3.9)  $  2.3   $ (6.7)    (0.8)  $ (6.4)
Increase (decrease) in our oil sales (in  millions) .....................      (0.6)      --     (2.2)    (0.1)    (6.2)
Effect of hedging transactions on our average gas sales price (per Mcf)..     (0.22)    0.12    (0.32)   (0.08)   (0.43)
Effect of hedging transactions on our average oil sales (per Bbl) .......     (0.63)      --    (3.42)   (0.28)   (7.46)

    The following table shows our open hedging positions as of June 30, 2000.

                                                                 Price                 Fair Value
                                         Notional   ------------------------------- Asset/(Liability)
             Time Period                Quantities    Floor     Ceiling     Fixed     (in millions)
             -----------                ----------    -----     -------     -----     -------------

Natural Gas (MMBtu)
  July  1 - October  31, 2000
       Collar purchased                   1,353       $2.25      $2.49                    $ (2.9)
  July 1 - December 31, 2000
       Fixed price swap purchased         4,407                              $2.18         (10.7)
  January 1 - December 31, 2001
       Fixed price swap purchased         4,501                               2.18          (7.4)
  January 1 - December 31, 2002
       Fixed price swap purchased         1,831                               2.18          (1.8)

Crude Oil (MBbls)
  January 1 - December 31, 2000
       Fixed price swap purchased         1,155                              18.66          (9.8)
       Market sensitive price swap         (416)                             24.16          (2.4)
                                                                                          -------
       Total Fair Value                                                                   $(30.2)
                                                                                          =======

     Subsequent to June 30, 2000, we purchased a natural gas collar for a notional quantity of 5,550 MMbtu with a floor of $3.50 per MMbtu and a ceiling of $4.92 per MMbtu for the time period October 1, 2000 through September 30, 2001. We also purchased a floor option for a notional quantity of 5,551 MMbtu at $3.50 per MMbtu for the time period October 1, 2000 through September 30, 2001. The fair value of our hedging instruments was determined based on a broker's forward price quote and a NYMEX forward price quote as of June 30, 2000. As of June 30, 2000, a commodity price increase of 10% would have resulted in an unfavorable change in fair value of $8.4 million and a commodity price decrease of 10% would have resulted in a favorable change in fair value of $8.4 million.

     Mariner Energy, Inc.'s senior subordinated notes have a fixed rate and, therefore, do not expose us to risk of earnings loss due to changes in market interest rates. The market value of the senior subordinated notes was approximately $100 million based on borrowing rates available at the end of the periods presented.

Capital expenditures and capital resources

     The following table presents major components of our capital and exploration expenditures for each of the three years in the period ended December 31, 1999 and the six month periods ended June 30, 1999 and 2000.

                                                                                           Six Months
                                                                                             Ended
                                                              Year Ended December 31,       June 30,
                                                          --------------------------------  --------
                                                           1997     1998     1999    1999     2000
                                                          ------   ------   ------  ------   ------
Capital expenditures (in millions):
  Leasehold acquisition-- unproved properties ........    $ 21.6   $ 43.1   $  3.0  $ (0.1)  $(10.2)
  Leasehold acquisition-- proved properties ..........       3.2       --       --      --       --
  Oil and natural gas exploration ....................      27.4     35.7     13.5     0.4      2.8
  Oil and natural gas development and other ..........      16.7     63.1     45.2    19.0     32.4
                                                           -----    -----    -----   -----    -----
Total capital expenditures, net of proceeds from sales    $ 68.9   $141.9   $ 61.7  $ 19.3   $ 25.0
                                                           =====    =====    =====   =====    =====

     Our capital expenditures for the first six months of 2000 were $19.9 million excluing $5.1 million of capitalized indirect costs. The majority of expenditures for the first six months of 2000 were for the appraisal of our Aconcagua and Devils Tower discoveries and the development of our Apia and Black Widow discoveries. These expenditures were offset by the $29.0 million in proceeds from property conveyances.

     Our capital expenditures for 1999 were $81.5 million (excluding $19.8 million related to our sale of a 63% working interest in the Pluto project), which was $60.4 million less than 1998. The decrease was primarily a result of lower leasehold acquisition, geological and geophysical, exploratory drilling and development costs as we operated with reduced access to capital. Excluding the Pluto sale, our 1999 capital expenditures included $24.0 million for exploration activities, $48.1 million for development activities and $9.4 million of capitalized indirect costs. Included in exploration expenditures was $8.9 million for lease bonus payments on three deepwater Gulf blocks awarded to us in the March 1999 central Gulf lease sale.

     Our total capital expenditures for 1998 of 141.9 million were $73 million more than 1997. The increase was due primarily to our continued focus on building and evaluating our exploration and exploitation prospect inventory, as evidenced by the increased leasehold acquisition of unproved properties and increased oil and gas exploration, and increased development spending, both to acquire additional interests in existing proved properties and to develop successful exploratory prospects.

     Our capital expenditure plan for the remainder of 2000 and 2001 includes drilling six to eight exploratory wells in the deepwater Gulf. The majority of our share of exploratory costs on one of the anticipated deepwater Gulf wells would be covered by our partner in the well. We also expect to drill two appraisal wells on our Devils Tower discovery, on which we recently sold a portion of our working interest to one of our partners, and to complete the facilities necessary for our Black Widow project to commence production in the fourth quarter of 2000. We expect our capital expenditures for 2000, including capitalized indirect costs and reduced by $29.0 million in proceeds from property conveyances, to be approximately $103 million.

Our anticipated capital expenditures for 2001 total approximately $160 million. The plan includes approximately $25 million to drill three to five exploratory wells, all in the deepwater Gulf. Our plan anticipates spending approximately $20 million to acquire deepwater lease blocks and to build our seismic inventory. We also anticipate expenditures of over $100 million for existing development projects and costs that are contingent on the success of our future exploratory drilling.

     Our long-term debt outstanding as of June 30, 2000 was approximately $224.1 million, including $99.7 million of senior subordinated notes, $20 million drawn on our revolving credit facility, and $104.4 million (net of unamortized warrant discount) on our term loan with ENA, which was entered into in March 2000, providing us with approximately $30 million of new capital and funding the repayment of the $50 million and $25 million credit facilities with Enron at their maturity in May 2000. Following our semi-annual borrowing base redetermination completed in April 2000, our borrowing base under the revolving credit facility was increased from $60 million to $70 million. In October 2000, the borrowing base was re-affirmed at $70 million.

     Our revolving credit facility and the senior subordinated notes contain various restrictive covenants that, among other things, restrict the payment of dividends, limit the amount of debt Mariner Energy, Inc. may incur, limit Mariner Energy, Inc.'s ability to make certain loans, investments, enter into transactions with affiliates, sell assets, enter into mergers, limit Mariner Energy, Inc.'s ability to enter into certain hedge transactions and provide that Mariner Energy, Inc. must maintain specified relationships between cash flow and fixed charges and cash flow and interest on indebtedness. In addition, restrictions on Mariner Energy, Inc. in the revolving credit facility and the senior subordinated notes effectively restrict us from using Mariner Energy, Inc.'s assets or cash flow to satisfy interest or principal payments for our term loan with Enron. We expect to repay the term loan from internally generated cash flows or from proceeds of the offering.

     In the second quarter of 1998, management shareholders and an affiliate of Enron contributed $28.8 million of net equity capital through the sale of common shares, which was used to reduce borrowings on our revolving credit facility and to supplement funding of our 1998 capital expenditure plan.

     In future periods, our capital resources may not be sufficient to meet our anticipated future requirements for working capital, capital expenditures and scheduled payments of principal and interest on our indebtedness. We cannot assure you that we will grow as expected, generate sufficient cash flow, or obtain future loans or equity capital sufficient to service our debt or make necessary capital expenditures. In addition, depending on our cash flow and capital expenditures, we may need to refinance a portion of the principal amount of our senior subordinated debt at or prior to maturity. However, we cannot assure you that we would be able to refinance on acceptable terms.

     We expect to fund our activities in the remainder of 2000 and for 2001 through a combination of proceeds of the offering, cash flow from operations, proceeds from property conveyances and borrowings under our revolving credit facility.

Recent Accounting Pronouncement

     In June 1998, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities". SFAS No. 133, as amended, is effective for fiscal years beginning after June 15, 2000 and establishes accounting and reporting standards for derivative instruments and for hedging activities. Had we implemented SFAS No. 133 as of June 30, 2000, a $30.2 million liability would have been recorded. The offset at the future date of implementation would be reflected as a cumulative effect adjustment to income and as other comprehensive income in stockholder's equity. We will adopt this statement on January 1, 2001.

     In December 1999, the Securities and Exchange Commission ("SEC") issued Staff Accounting Bulletin ("SAB") No. 101, "Revenue Recognition in Financial Statements." SAB 101 summarizes certain of the SEC's views in applying generally accepted accounting principles to revenue recognition in financial statements. The Company is required to adopt SAB 101, as amended, in the fourth quarter of fiscal 2000. The Company does not expect the adoption of SAB 101 to have a material effect on its financial position or results of operations.

                             BUSINESS AND PROPERTIES

About Mariner

     Mariner Energy is an independent oil and natural gas exploration, development and production company with principal operations in the Gulf of Mexico and along the U.S. Gulf Coast. Our increasing focus on Gulf water depths greater than 600 feet, or the deepwater, since the early 1990s has made us one of the most experienced independent operators in the deepwater Gulf. We have been an active explorer in the Gulf Coast area since the mid-1980s, when we operated as Hardy Oil & Gas USA Inc., and have increased our production and reserve base through the exploitation and development of internally generated prospects, which we refer to as growth "through the drillbit." Members of our senior management team, most of whom have worked together for over 16 years, and an affiliate of Enron North America Corp. led a buyout of Mariner from Hardy Oil & Gas, plc in April 1996. We believe that our operating experience, exploration expertise, extensive deepwater lease inventory and seasoned management team give us a unique competitive advantage with substantial growth potential.

     Since beginning deepwater operations in 1994, we have:

o operated seven successful subsea development projects in water depths of 400 feet to 2,700 feet;

o developed three deepwater exploitation projects acquired from major oil companies, including our Pluto project, and acquired a fourth deepwater exploitation project, King Kong, from Shell Oil Company in July 2000;

o discovered eight new fields in fifteen deepwater Gulf exploration tests, including potentially significant discoveries at our Aconcagua and Devils Tower prospects, on which appraisal operations are in progress;

o acquired 70 deepwater Gulf lease blocks, most of which are free of royalty payment obligations; and

o built an inventory of 13 deepwater Gulf exploration prospects, many of which have potential to significantly increase our proved reserves and future production.

     Ryder Scott Company estimated that we had proved reserves of 178.4 Bcfe as of December 31, 1999, of which 67% were natural gas and 33% were oil and condensate. Proved reserve estimates as of December 31, 1999 did not include estimates related to discoveries at our Aconcagua and Devils Tower prospects. For the year ended December 31, 1999, we produced an average of 68 MMcfe per day. For the six months ended June 30, 2000, we produced an average of 110 MMcfe per day, reflecting production from our Pluto project, which began in late December 1999 and is currently producing approximately 35 MMcfe per day net to our interest and our Apia project, which began in late April 2000 and is currently producing approximately 13 MMcfe per day net to our interest.

     We expect our production levels and operating cash flow to increase significantly in 2000 over 1999 based on production from our Pluto project, our Apia project, and our Black Widow project, which is expected to begin producing in the fourth quarter of 2000.

     Our planned capital expenditures for 2000, net of approximately $29 million from property conveyances, consist of approximately $103 million for leasehold acquisition, exploration drilling and development projects, compared to capital expenditures of approximately $62 million for 1999. During the first nine months of 2000, we:

o drilled successful appraisal wells on our Aconcagua and Devils Tower discoveries;

o drilled three exploratory wells in the deepwater Gulf, one of which was successful;

o sold a portion of our Devils Tower discovery to one of our partners in the prospect, reducing our working interest from 50% to 20% to better manage financial and operational risk; and

o acquired from Shell Oil Company a fifty percent interest in the "King Kong" deepwater Gulf exploitation project, which we expect to commence production by early 2002.

     During the remainder of 2000 and 2001, we expect to drill six to eight deepwater Gulf prospects with potential to add significant quantities of proved reserves and future production. We also expect to drill two appraisal wells on our Devils Tower discovery, to drill development wells and complete facilities needed to commence production on our King Kong project by early 2002, and to complete most of the infrastructure necessary for our Aconcagua project to commence production in early 2002. We anticipate our 2001 capital expenditures, net of proceeds from property conveyances, will be approximately $160 million, with the majority planned for the development of existing discoveries, new exploration drilling and leasehold and prospect acquisition.

Strategy

     Our business strategy is to increase reserves, production and cash flow profitably by emphasizing growth through the drillbit in our deepwater Gulf niche; the use of subsea technology to develop mid-sized fields that are either acquired from major oil companies or discovered via low-cost exploration. Our strategy consists primarily of the following elements:

     Focus on the Deepwater Gulf. With our current prospect and seismic inventory and many more deepwater Gulf lease blocks expected to become available via lease sales and farmouts from existing leaseholders, we believe we are well-positioned to increase our deepwater Gulf activity and to continue to generate and exploit economically attractive prospects. We intend to continue:

o exploring for reserve targets that are smaller than the threshold of the major oil companies, allowing us to avoid direct competition with the majors; and

o generating prospects and operating projects within our expertise but beyond the capability of most independents.

     Pursue a Balanced Portfolio Approach to our Drilling Program. We target four to eight new prospects each year, with a strong deepwater Gulf emphasis. The program is designed to provide reserve replacement and production growth through low-risk deepwater exploitation projects and opportunities for substantial growth through moderate-risk exploration prospects that can significantly increase our reserve base. We intend to use up to 90% of our available capital on deepwater Gulf exploration and exploitation projects. We focus on the deepwater Gulf because of:

o    the potential for discovery of large hydrocarbon deposits;

o    relatively favorable reservoir characteristics;

o    the prevalence of 3-D seismic direct hydrocarbon indicators;

o    the relatively under-explored nature of the deepwater Gulf;

o the recent advances in deepwater production technology that reduce development costs and expedite production; and

o the favorable operating margins resulting from generally favorable prices for Gulf production and lower operating costs per unit. These lower costs per unit are associated with prolific wells, concentration of labor and equipment, absence of severance and ad valorem taxes and generally lower royalties.

     Internally Generate Most of Our Prospects. By internally generating most of our prospects, we believe we have better control over the quality of the prospects in which we participate, thereby increasing our chances for commercial success. Almost all of our inventory of 12 exploration prospects as of June 30, 2000, were internally generated by our staff of 11 geoscientists, which has extensive experience in the deepwater Gulf. Through our technical staff's understanding of the geology and geophysics of the deepwater Gulf and our inventory of leasehold blocks and seismic data, we intend to continue to generate the majority of our prospects internally.

     Manage Deepwater Risks. We intend to reduce our deepwater risks by continuing to:

o target prospects with relatively low gross drilling costs ranging from $5 million to $20 million;

o use 3-D seismic technology to identify direct hydrocarbon indicators and to lessen the risk of dry holes; and

o    limit the financial exposure of our deepwater prospect portfolio by:

o selling a portion of our working interests in our deepwater projects to industry partners, typically on a promoted basis where all or a portion of our exploratory costs are paid by partners;

o generally maintaining a 25% to 50% interest during the appraisal phase of a successful exploratory project; and

o reducing our interest in the development phase of a project when appropriate, considering other opportunities in our investment portfolio, the need to avoid becoming overly concentrated in a few projects and the availability of capital.

     Apply Our Deepwater Operational Expertise. Our deepwater operations managers average over 25 years of experience with major oil companies and large independents around the world. By operating most of our deepwater projects, we intend to apply the experience of our staff to continue to:

o    maintain efficient drilling performance;

o    shorten project cycle times;

o    reduce operational risks and life of project finding and development costs;
     and

o innovatively use proven subsea production technology and develop low cost, mobile floating production facilities.

Competitive Strengths

     We have several competitive strengths that we believe will allow us to compete successfully in oil and natural gas exploration, production and development activities in the Gulf:

     Early Entry Into the Deepwater Gulf. We began focusing in the deepwater Gulf in 1992 as one of the first independent oil and natural gas companies to recognize the opportunity for acquiring smaller deepwater discoveries not meeting a large company's field size threshold and for partnering with major oil companies to develop these discoveries. We believe our nine years in the deepwater Gulf have provided us with the geophysical and geological skills, operating expertise and relationships necessary to operate successfully in the deepwater. Our deepwater Gulf expertise includes:

o    a strong understanding of the geology and geophysics of the deepwater Gulf;

o    familiarity with challenges peculiar to operating in the deepwater Gulf;
     and

o relationships with vendors, major oil companies and other partners having complementary skills and knowledge of the area.

     Substantial Acreage, Seismic Data and Prospect Inventory. Our Gulf leasehold inventory as of June 30, 2000, consisted of 110 lease blocks, including 70 in the deepwater. Our prospect inventory included 12 exploration prospects, all of which are in the deepwater Gulf. We expect to drill one or two of these exploration prospects by the end of 2000. Our seismic database includes 3-D seismic that covers approximately 7,800 square miles of the Gulf and modern 2-D seismic that covers more than 250,000 miles of the deepwater Gulf. We internally generate substantially all of our exploration and exploitation prospects using 3-D seismic data.

     Experienced Operations and Technical Staff and Management. Our 11 geoscientists average more than 20 years of experience in the exploration and production business, including extensive experience in the deepwater Gulf and with major oil companies. Our four deepwater operations managers average over 25 years of experience with major oil companies and large independents around the world. Most of our senior management team participated in our acquisition from Hardy and have worked together for over 16 years. Management and other key personnel currently own approximately 4% of the common shares and have options that, if exercised, would increase their ownership to approximately 16%. We believe that management's ownership aligns its interests with those of other shareholders.

Principal Oil and Natural Gas Properties

Deepwater Gulf of Mexico

     Mississippi Canyon 718 (Pluto). We acquired a 30% interest in this project in 1997, two years after British Petroleum discovered gas on the project. We later increased our ownership to 97%, acquiring operatorship and gaining overall control of project planning and implementation. In 1998, we increased our working interest to 100% and submitted a deepwater royalty relief application that was granted in July 1999. Due to high natural gas commodity prices, however, it is possible that royalty relief may not apply to natural gas production in 2000. In June 1999, we sold a 63% working interest in the project to Burlington Resources, Inc., reducing our working interest to 37%. After project payout, which is expected in the third or fourth quarter of 2000, our working interest increases to 51% and Burlington's working interest decreases to 49%. We developed the field with a single subsea well which is located in the deepwater Gulf approximately 150 miles southeast of New Orleans, Louisiana at a water depth of 2,700 feet and a flow line tied back approximately 29 miles to a production platform on the shelf. Production began on December 29, 1999, and production was reduced or curtailed during January and February while start-up problems were resolved. As of December 31, 1999, the field had estimated net proved reserves of 26.6 Bcfe, 72% of which was natural gas.

     Ewing Bank 966 (Black Widow). We generated the Black Widow prospect and acquired it at a federal offshore Gulf lease sale in March 1997. We operate and have a 69% working interest in this project, which is located in the deepwater Gulf approximately 130 miles south of New Orleans, Louisiana at a water depth of approximately 1,850 feet. In early 1998, we drilled a successful exploration well on the prospect. We expect the well to commence production in the fourth quarter of 2000 via subsea tieback to an existing platform at an estimated rate of 6,000 to 8,000 Bbls of oil per day. Estimated net proved reserves from Black Widow were approximately 21.4 Bcfe, 85% of which was oil, as of December 31, 1999.

     Garden Banks 73 (Apia). We generated the Apia prospect and acquired it in a federal offshore lease sale in August 1998. We operate and own a 100% working interest in this project which is located offshore Louisiana in a water depth of approximately 700 feet. In September 1999 we drilled a successful exploration well which encountered 102 net feet gas pay in a single zone. The field was developed by the single subsea well tied back to a host platform approximately three miles from the well. Production began on April 29, 2000. The field had estimated net proved reserves of 17.6 Bcfe, all of which was natural gas, as of December 31, 1999.

     Garden Banks 367 (Dulcimer). We generated the Dulcimer prospect and acquired it at a federal offshore Gulf lease sale in September 1996. The well is located in the deepwater Gulf approximately 170 miles south of Lake Charles, Louisiana at a water depth of approximately 1,100 feet. We operate and have a 42% working interest in the property. In late 1997, we drilled a successful exploration well in two productive intervals between 9,900 feet and 10,500 feet. The well commenced production in April 1999, after tieback to a production platform located approximately 14 miles from the well. In May 2000, Dulcimer began to produce lower gas rates in conjunction with the onset of reservoir-related water production. The well had been producing approximately 43 MMcf of gas per day after cumulative production of approximately 19 Bcfe. The well continues to produce additional natural gas volumes at lower rates. Other possibilities exist for the project including production of additional reserves in the existing well bore as well as sidetracking the well to an updip location in this fault block. An additional exploratory target has previously been defined on the block that, if drilled successfully, would benefit from the existing infrastructure. Through December 31, 1999, the field had produced 4.8 Bcfe net to us. The field had estimated net proved reserves of 14.9 Bcfe, 99% of which was natural gas, as of December 31, 1999.

     Garden Banks 240 (Mustique). We generated the Mustique prospect and acquired it through a swap transaction with Shell Oil Company. Mustique is located offshore Louisiana in a water depth of approximately 830 feet. We own a 33% working interest in and operate this single well subsea development. The well is tied back via a subsea flowline to a Chevron-operated platform approximately 11 miles from the wellsite, where its production is commingled and marketed with Chevron's production. Initial production was in January 1996. As of December 31, 1999, the field had produced 6.9 Bcfe net to us. Remaining net proved reserves were estimated to be 2.8 Bcfe, 96% of which was natural gas, and the estimated remaining field life was approximately five years.

     Green Canyon 136 (Shasta). We generated the Shasta prospect and obtained it in a farmout agreement with Texaco, Inc. Shasta is located offshore Louisiana in water depths of 840 to 1,040 feet. We operated subsea development of this project from planning through drilling and equipment installation until the date of first production. Following completion of this development, Texaco assumed operation of the project. We own a 25% working interest in this one-well subsea development that is tied back via subsea flowline to a Texaco-operated platform approximately ten miles from the well sites. At the platform, production is commingled and marketed with Texaco's production. Initial production was in November 1995. Through December 31, 1999, the field had produced 10.9 Bcfe net to us. Remaining net proved reserves were estimated to be 1.7 Bcfe, 99% of which was natural gas as of December 31, 1999.

Shallow Water Gulf and Gulf Coast Onshore

     Brazos A-105. We generated the Brazos A-105 prospect and own a 13% working interest in this Spirit Energy-operated property, which commenced production in January 1993. Five wells exploit a single reservoir. No additional wells are currently anticipated. The field has produced 23.2 Bcfe net to us from its inception through December 31, 1999. The field had estimated remaining net proved reserves of 11.1 Bcfe as of December 31, 1999, 99% of which was natural gas.

     Galveston 151 (Rembrandt). We generated the Rembrandt prospect and acquired it at a federal offshore Gulf of Mexico lease sale in September 1995. In late 1996, we drilled a successful exploration well on the prospect. In June 1998, we drilled a second successful well on the prospect in a separate fault block adjacent to the initial discovery well. The second well commenced production in August 1998. We drilled a third successful well in another fault block on the prospect in 1998 and commenced production in November 1998. We operate and have a 33% working interest in this project, which is located offshore Texas at a water depth of approximately 50 feet. The field has produced 6.5 Bcfe net to us since its inception through December 31, 1999. The field had estimated remaining net proved reserves of 6.8 Bcfe, 79% of which was natural gas, as of December 31, 1999.

     Sandy Lake Field. We generated the Sandy Lake prospect, located in the Pine Island Bayou Field, and commenced production there in August 1994. We operate the field and own 33% to 50% working interest in the producing wells. The majority of the 4,680-acre property is located within the city limits of Beaumont, Texas. Nine productive wells have been drilled thus far, three of which are producing. We expect to drill another development well in the field during the fourth quarter of 2000. The field has produced a total of 34.0 Bcfe net to us as of December 31, 1999. The estimated remaining net proved reserves are 3.9 Bcfe as of December 31, 1999, 77% of which was natural gas.

     Matagorda Island 683,703. We acquired Matagorda Island blocks 683 and 703 as part of a bid group and commenced production in March 1993. We own a 25% working interest in the two 5,760-acre, Vastar Resources, Inc.-operated blocks. Four successful wells have been drilled on the property and no additional drilling is currently planned. Through December 31, 1999 the field has produced a total of 10.1 Bcfe net to us. As of December 31, 1999 the field had estimated net proved reserves of 3.6 Bcfe.

Permian Basin of West Texas

     Spraberry Aldwell Unit. We acquired our interest in the Spraberry Aldwell Unit, located in Reagan County, Texas, in 1985. The 18,250-acre unit is located in the heart of the Spraberry Trend southeast of Midland, Texas and has produced oil since 1949. We operate the unit and own working interests in individual wells ranging from approximately 33% to 84%. We initiated an infill drilling program in 1987 innovatively commingling the unitized Spraberry formation with the non-unitized Dean formation. To date, 72 infill wells have been drilled resulting in 71 productive wells. Currently there are a total of 82 producing wells in the unit. Depending on, among other things, the future prices of oil and natural gas, we may drill 20 to 40 additional infill wells, bringing proved undeveloped reserves into production, in the next two to four years at a projected cost of approximately $340,000 to $400,000 per well. We estimate that the field's remaining net proved reserves as of December 31, 1999 was 52.5 Bcfe. We believe that the field's potential for continued economic oil production exceeds 40 years.

Recent Potentially Significant Deepwater Gulf Discoveries

     As of December 31, 1999, no proved reserves had yet been determined or recorded from the following discoveries.

     Mississippi Canyon 305 (Aconcagua). We generated the Aconcagua prospect and acquired it at a federal offshore Gulf lease sale in March 1998. We hold a 25% working interest in the block. During the first quarter of 1999, the operator, Elf Exploration, drilled a successful exploration well on the prospect, on which our share of the drilling cost was paid by one of our partners. The well logged multiple pay sands, which are geological formations where deposits of oil or gas are found in commercial quantities, and we encountered additional sands with productive potential. The well is located 40 miles from the shelf edge in 7,100 feet of water approximately 150 miles southeast of New Orleans. Elf Exploration drilled a successful appraisal well in March 2000, encountering over 250 net feet of gas pay and confirming that reservoirs found in the discovery well extend approximately two miles to the northeast. Aconcagua is included in the recently announced Canyon Express joint subsea development project, which will gather production from three deepwater natural gas fields and transport it over 40 miles to the platform in shallow water on the outercontinental shelf. The development plan is expected to be finalized in the fourth quarter of 2000. We anticipate that production will commence in the second quarter of 2002. We also anticipate a determination of proved reserves in the fourth quarter of 2000.

     Mississippi Canyon 773 (Devils Tower). We generated the Devils Tower prospect and acquired it in the March 1998 federal lease sale. We hold a 20% working interest in the prospect, which is located approximately 140 miles southeast of New Orleans in 5,600 feet of water. During the fourth quarter of 1999, we drilled a successful exploration well on the prospect, encountering multiple hydrocarbon bearing zones. Casing was run in the well and the well was temporarily suspended. Our share of the drilling cost for the exploration well was paid by our partners in the prospect, and in May 2000 we sold a 30% working interest in the project to one of our partners, Dominion Exploration & Production, Inc., who subsequently became the operator. During the second quarter of 2000, a successful appraisal well was drilled to a total measured depth of 15,000 feet. The well encountered hydrocarbons in three zones in a separate fault block northeast of the discovery well. A successful sidetrack of the appraisal well was also drilled immediately thereafter. Future plans include drilling two more appraisal wells in 2001 and the determination of the appropriate development plan. First production from the project is anticipated in 2003.

Recent Acquisition of Deepwater Gulf Exploitation Project

     In July 2000, we entered into an agreement to acquire Shell Exploration and Production Company's 50% working interest in the "King Kong" Deepwater Gulf of Mexico development project. The project is located in approximately 3,900 feet of water in Green Canyon Blocks 472, 473 and 517, approximately 150 miles southeast of New Orleans. We purchased Shell's interest for an undisclosed amount of cash and overriding royalty interest in the field, and have been named operator for development of the project. Agip Petroleum Co. Inc., as a successor to British Borneo, owns the remaining 50% working interest. We intend to develop gas reserves from two separate reservoirs discovered by three exploration wells that were previously drilled in the project. The initial development plan calls for completing a previously-drilled well and drilling an additional development well, with both subsea wells tied back 16 miles to the Allegheny mini-TLP operated by Agip. We also plan to drill our "Yosemite" exploration prospect located adjacent to King Kong in Green Canyon Block during 2001. If successful, we expect Yosemite to be jointly developed with King Kong. We anticipate production from the project to commence by early 2002. The King Kong development project is located in the same area of Green Canyon where we have assembled four other exploration prospects, including Yosemite, providing us with the opportunity to capitalize on synergies for the development of any discoveries.

Deepwater Gulf Exploration Prospects

     We hold an inventory of 13 deepwater Gulf exploration prospects. We expect to drill and evaluate these prospects over the next two to three years, which are summarized in the table below. As part of our risk management strategy, we expect to sell a portion of our working interest in many of these prospects to industry partners.


                                                      Current
                                                      Mariner   Approximate  Quarter Drilling
                                                      Working   Water Depth      Expected
                                        Operator      Interest    (Feet)        to Commence

 Mississippi Canyon 322 (Crater Lake)    Mariner         45%         700     4th Quarter 2000
 East Breaks 832 (Key West)..........    Mariner        100%       3,600     4th Quarter 2000
 East Breaks 513/514/558 (LaSalle)...    Anadarko        33%       3,300     1st Quarter 2001
 East Breaks 623 (Falcon)............    Mariner         50%       3,267     1st Quarter 2001
 Garden Banks 501 (Baritone).........    Mariner         50%       2,250     2nd Quarter 2001
 Green Canyon 516 (Yosemite).........    Mariner        100%       4,075     2nd Quarter 2001
 Keathley Canyon 18 (Kilimanjaro)....    Kerr-McGee      25%       4,700     3rd Quarter 2001
 Garden Banks 939 (Cherie)...........    Mariner        100%       4,500     4th Quarter 2001
 Green Canyon 649 (Ham)..............    Mariner        100%       4,400     4th Quarter 2001
 Mississippi Canyon 767 (Cascade)....    Mariner         50%       4,200     4th Quarter 2001
 Garden Banks 208 (Cello)............    Kerr-McGee      50%       1,270     1st Quarter 2002
 Green Canyon 646 (Daniel Boone).....    Mariner        100%       4,376     2nd Quarter 2002
 Green Canyon 514 (Kootenay).........    Mariner        100%       4,070     3rd Quarter 2002

     Although we expect to drill these prospects, there can be no assurance that these wells will be drilled at all or within the expected time frame. Please read "Risk Factors" for a discussion of some factors that may affect the timing of drilling.

Reserves

     The following table shows information related to our estimated proved reserves by geographic area as of December 31, 1999. Estimated reserve volumes and values were determined under the method prescribed by the Securities and Exchange Commission that requires the application of period-end prices for each period, held constant throughout the projected reserve life. You should not assume that the present value of estimated future net revenues referred to in this prospectus is the current market value of our estimated oil and natural gas reserves.

     The reserve information as of December 31, 1999 is based upon a reserve report prepared by the independent petroleum consulting firm of Ryder Scott Company, L.P. Producing oil and natural gas reservoirs generally are characterized by declining production rates that vary depending upon reservoir characteristics and other factors. Therefore, without reserve additions in excess of production through successful exploration and development activities, our reserves and production will decline. Although we estimate our reserves and the estimated costs of developing them according to industry standards, the estimated costs may be inaccurate, development may not occur as scheduled and actual results will likely differ from estimates. The reserve report does not reflect the effects of financial hedging. For a discussion of our present oil and natural gas hedging positions, see "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity, Capital Expenditures and Capital Resources -- Changes in prices and hedging activities."

     The present value of estimated future net revenues before income tax as of December 31, 1999 was determined by using period end prices as of December 31, 1999, which were $23.85 per Bbl of oil and $2.23 per Mcf of natural gas. The present values of estimated future net revenues shown in the table below were calculated by discounting estimated future net revenues at a 10% rate, with period-end prices held constant. The amounts under the projected value of estimated future net revenues are before income taxes and, therefore, are not the same as the "Standardized Measure of Discounted Future Net Cash Flows" disclosed in Note 10 of the notes to our consolidated financial statements.


                                                                 As of December 31, 1999
                                          --------------------------------------------------------------
                                                                               Present Value of
                                                Proved Reserves          Estimated Future Net Revenues
                                          ---------------------------   --------------------------------
                                                                              (Dollars in Millions)
                                                                        --------------------------------
                                           Oil     Natural Gas  Total    Developed Undeveloped    Total
                                         (MmBbls)     (Bcf)     (Bcfe)
Deepwater Gulf ........................     4.3        62.5      88.4     $ 83.7      $ 34.9    $ 118.6

Gulf Shallow Water and Gulf Coast Areas     0.8        32.7      37.5       49.9         4.3       54.2
Permian Basin .........................     4.8        23.6      52.5       20.1        18.3       38.4
                                          -----       -----     -----      -----       -----     ------
Total .................................     9.9       118.8     178.4      153.7        57.5      211.2
                                          =====       =====     =====      =====       =====     ======
Proved Developed Reserves .............     3.8        82.8     105.6      153.7
                                          =====       =====     =====      =====

     Our estimates of proved reserves in the table above do not differ materially from those we have filed with other federal agencies.

     Estimating oil and natural gas reserves is complex. It requires many assumptions, including assumptions relating to natural gas and oil prices, drilling and operating expenses, capital expenditures, taxes and availability of funds. Actual future production, oil and natural gas prices, operating expenses and quantities of oil and natural gas reserves most likely will vary from our estimates. See Note 10 of the notes to our consolidated financial statements for a discussion of the risks inherent in oil and natural gas estimates and for additional information concerning our proved reserves.

Production

     The following table shows information related to oil and natural gas production, average sales price received and expenses per unit of production during the periods indicated.

                                                                         Year Ended          Six Months Ended
                                                                        December 31,             June 30,
                                                                   -----------------------   ----------------
                                                                    1997     1998    1999     1999      2000
                                                                    ----     ----    ----     ----      ----
Production:
  Oil (MMBbls) ..............................................        1.0      0.8     0.6      0.3       0.8
  Natural gas (Bcf) .........................................       18.0     19.5    21.1     10.6      15.0
  Natural gas equivalent (Bcfe) .............................       23.9     24.2    24.9     12.7      20.0
  Average daily production (MMcfe) ..........................       65.0     66.0    68.0     69.6     109.6
Average Realized Sales Prices (including effects of hedging):
  Oil (per Bbl) .............................................     $18.48   $12.80  $13.65   $13.28    $20.15
  Natural gas (per Mcf) .....................................       2.48     2.39    2.08     2.01      2.78
  Natural gas equivalent (per Mcfe) .........................       2.63     2.34    2.11     2.04      2.92
Expenses (per Mcfe):
  Lease operating ...........................................       0.39     0.41    0.46     0.45      0.42
  General and administrative, net(1) ........................       0.13     0.20    0.22     0.22      0.16
  Depreciation, depletion and amortization, before
  impairment provision ......................................       1.33     1.40    1.31     1.24      1.46

----------

(1) General and administrative expenses are shown net of amounts capitalized under the full cost method of accounting and overhead reimbursements we receive from owners of working interests in the properties operated by us.

Productive Wells

     The following table shows the number of productive oil and natural gas wells in which we owned a working interest as of June 30, 2000:

                                     Total Productive
                                          Wells
                                     Gross     Net
                                     -----    -----
                  Oil..........        89      62.5
                  Natural gas..        62      12.4
                                     -----    -----
                            Total     151      74.9

     Productive wells consist of producing wells and wells capable of production, including natural gas wells awaiting pipeline connections. We have six wells that are completed in more than one producing horizon; those wells have been counted as single wells.

Acreage

     The following table shows information relating to our developed and undeveloped acreage as of June 30, 2000. Developed acres are acres spaced or assigned to productive wells. Undeveloped acres are acres on which wells have not been drilled or completed to a point that would permit the production of commercial quantities of oil and natural gas regardless of whether this acreage contains proved reserves.

                                         (Thousands of Acres)
                                  Developed Acres    Undeveloped Acres
                                 ------------------  ------------------
                                  Gross      Net      Gross      Net
                                 --------  --------  --------- --------
Texas (Onshore)..............       19.8      13.0        0.9      0.5
All other states (Onshore)...        0.7       0.2        0.6      0.1
Offshore.....................      212.3      54.7      348.5    178.9
                                 --------  --------  --------- --------
          Total..............      232.8      67.9      350.0    179.5
                                 ========  ========  ========= ========

Drilling Activity

     The following table sets forth information with regard to our drilling activity during the periods indicated.


                                                                    Six Months
                                   Year Ended December 31,        Ended June 30,
                           --------------------------------------   ----------
                              1997           1998         1999         2000
                           -----------    ----------   ----------   ----------
                           Gross   Net    Gross  Net   Gross  Net   Gross  Net
                           -----   ---    -----  ---   -----  ---   -----  ---
Exploratory wells:
  Productive .............    4    1.4      3    1.1      3   1.8     --    --
  Dry ....................    7    1.6      5    1.5      2   0.5      2   1.1
                             --   ----     --   ----     --   ---     --   ---
          Total ..........   11    3.0      8    2.6      5   2.3      2   1.1
                             ==   ====     ==   ====     ==   ===     ==   ===
Development wells:
  Productive .............   11    5.3     19    8.6      8   1.6      2   0.5
  Dry ....................   --     --      3    1.1     --    --     --    --
                             --   ----     --   ----     --   ---     --   ---
          Total ..........   11    5.3     22    9.7      8   1.6      2   0.5
                             ==   ====     ==   ====     ==   ===     ==   ===
Total wells:
  Productive .............   15    6.7     22    9.7     11   3.4      2   0.5
  Dry ....................    7    1.6      8    2.6      2   0.5      2   1.1
                             --   ----     --   ----     --   ---     --   ---
          Total ..........   22    8.3     30   12.3     13   3.9      4   1.6
                             ==   ====     ==   ====     ==   ===     ==   ===

Disposition of Properties

     We periodically evaluate, and, when appropriate, sell, some of our producing properties that we consider to be marginally profitable or outside of our areas of concentration. These sales enable us to maintain financial flexibility, reduce overhead and redeploy the proceeds from the sale to activities that we believe have a higher potential financial return. We made no property dispositions during 1997 or 1998. During 1999, we sold a 63% working interest in the Pluto deepwater Gulf exploitation project to Burlington Resources, Inc., reducing our working interest to 37%. After project payout, our working interest increases to 51% and Burlington's working interest decreases to 49%. In May 2000, we sold a 30% working interest in our Devils Tower deepwater Gulf discovery to one of our partners in the discovery, reducing our working interest to 20%.

Title to Properties

     Our properties are subject to customary royalty interests, liens incident to operating agreements, liens for current taxes and other burdens, including other mineral encumbrances and restrictions. We do not believe that any of these burdens materially interferes with the use of our properties in the operation of our business.

     We believe that we have satisfactory title to or rights in all of our producing properties. As is customary in the oil and natural gas industry, minimal investigation of title is made at the time of acquisition of undeveloped properties. We investigate title and obtain title opinions from local counsel, only before commencement of drilling operations. We believe that title issues generally are not as likely to arise on offshore oil and gas properties as on onshore properties.

Marketing, Customers and Hedging Activities

     We market substantially all of the oil and gas production from properties we operate and from properties others operate where our interest is significant. The majority of our natural gas, oil and condensate production is sold to a variety of purchasers under short-term (less than 12 months) contracts, usually at market-sensitive prices. We have a gas processing agreement for our gas production from Sandy Lake. We believe that the price we receive for that gas production is favorable compared to market prices at that location. The following table lists customers accounting for more than 10% of our total revenues for the year indicated. A "--" indicates that revenues from the customer accounted for less than 10% of our total revenues for that year.

                                               Percentage of Total Revenues
                                                    For the Years Ended
                                                       December 31,
                     Customer                   1997        1998      1999
         --------------------------------    ----------  ---------- -------
         Enron North America Corp........        18%         15%       26%
         Transco Energy Marketing Company        14%         16%       21%
         Duke Energy.....................        19%         29%       13%
         Genesis Crude Oil LP............        19%         10%       --

     Due to the nature of the markets for oil and natural gas, we do not believe that the loss of any one of these customers would have a material adverse effect on our financial condition or results of operations.

     Historically, demand for natural gas has been seasonal in nature, with peak demand and typically higher prices during the colder winter months.

     We regularly use hedging transactions related to a portion of our oil and natural gas production to reduce our exposure to price fluctuations and to achieve a more predictable cash flow. We do not hedge for speculative purposes. We customarily hedge through swap arrangements that establish an index-related price above which we pay the hedging partner and below which the hedging partner pays us. Approximately 85% of our equivalent production was subject to hedge positions during 1999. Hedging arrangements entered into through June 30, 2000, cover approximately 60% of our anticipated equivalent production for 2000. Hedging arrangements for 2001 and 2002 cover approximately 15% for 2001 and 4% for 2002 of our anticipated equivalent production. Hedging arrangements may expose us to the risk of financial loss in certain instances, including possible shortfalls in our production or sudden unexpected price changes. Our revolving credit facility places restrictions on our use of hedging to 85%, 65%, 40% and 25% of anticipated production from proved producing reserves for immediately following twelve months, twenty-four months and thirty-six months, and all months thereafter, respectively. For additional discussion of our hedging activities, see "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity, Capital Expenditures and Capital Resources -- Changes in prices and hedging activities."

Competition

     We believe that the locations of our leasehold acreage; our exploration, drilling and production capabilities; and the experience of our management generally enable us to compete effectively. However, our competitors include major integrated oil and natural gas companies and numerous independent oil and natural gas companies, individuals and drilling and income programs. Many of our larger competitors possess and employ financial and personnel resources substantially greater than those available to us. These companies may be able to pay more for productive oil and natural gas properties and exploratory prospects and to define, evaluate, bid for and purchase a greater number of properties and prospects than our financial or personnel resources permit. Our ability to acquire additional prospects and to discover reserves in the future depends on our ability to evaluate and select suitable properties and to close transactions in a highly competitive environment. Also, there is substantial competition for capital available for investment in the oil and natural gas industry.

Royalty Relief

     The Outer Continental Shelf Deep Water Royalty Relief Act (the "RRA"), signed into law on November 28, 1995, provides that all tracts in the Gulf of Mexico west of 87 degrees, 30 minutes West longitude in water more than 200 meters deep offered for bid within five years of the RRA will be relieved from normal federal royalties as follows:

     Water Depth                        Royalty Relief
-------------------              ----------------------------

200-400 meters.....    no  royalty  payable on the first 105 Bcfe produced
400-800 meters.....    no  royalty  payable on the first 315 Bcfe produced
800 meters or deeper   no  royalty  payable on the first 525 Bcfe produced

     The RRA also allows mineral interest owners the opportunity to apply for royalty relief for new production on leases acquired before the RRA was enacted. If the United States Minerals Management Service determines that new production would not be economical without royalty relief, then a portion of the royalty may be relieved to make the project economical. Also, for certain leases, royalty relief is suspended in years in which average commodity index prices exceed inflation adjusted thresholds established in the RRA.

     The impact of royalty relief is significant, as normal royalties for leases in water depths of 400 meters or less is 16.7% and normal royalties for leases in water depths greater than 400 meters is 12.5%. Royalty relief can substantially improve the economics of projects in deep water. We have acquired 50 new deepwater leases that are eligible for royalty relief and have received royalty relief on the Pluto leases. Due to high natural gas commodity prices in 2000, it is possible that royalty relief may not apply to natural gas production from Pluto in 2000.

Regulation

     Our operations are subject to extensive and continually changing regulation, as legislation affecting the oil and natural gas industry is under constant review for amendment and expansion. Many departments and agencies, both federal and state, are authorized by statute to issue and have issued rules and regulations binding on the oil and natural gas industry and its individual participants. The failure to comply with these rules and regulations can result in substantial penalties, as a number of the statutes applicable to our operations authorize penalties of more than $20,000 for a violation of the statute and allow each day of a continuing violation to be considered a separate violation. The regulatory burden on the oil and natural gas industry increases our cost of doing business and, consequently, affects our profitability. However, our competitors in the oil and natural gas industry are subject to the same regulatory requirements and restrictions that affect our operations.

Transportation and Sale of Natural Gas

     The Federal Energy Regulatory Commission ("FERC") regulates interstate natural gas pipeline transportation rates and service conditions, both of which affect the marketing of natural gas we produce, as well as the revenues received for sales of such natural gas. Since the latter part of 1985, culminating in the Order No. 636 series of orders, the FERC has endeavored to make natural gas transportation more accessible to natural gas buyers and sellers on an open and non-discriminatory basis. The FERC believes open access policies are necessary to improve the competitive structure of the interstate natural gas pipeline industry and to create a regulatory framework that will put natural gas sellers into more direct contractual relations with natural gas buyers. As a result of the Order No. 636 program, the marketing and pricing of natural gas has been significantly altered. The interstate pipelines' traditional role as wholesalers of natural gas has been terminated and replaced by regulations which require pipelines to provide transportation and storage service to others who buy and sell natural gas. Although the FERC's orders do not directly regulate natural gas producers, they are intended to foster increased competition within all phases of the natural gas industry.

     Some aspects of the Order No. 636 program are still being reviewed by the courts and the FERC. In addition, on July 29, 1998, the FERC issued a Notice of Proposed Rulemaking in Docket No. RM98-10 proposing yet another round of revisions to its regulations governing the market for short-term transportation services on regulated natural gas pipelines. If adopted, these new regulations will create even greater competition among short-term service offerings and will, among other things, require all available short-term capacity to be subject to capacity auctions. The FERC also issued a Notice of Inquiry on July 29, 1998 in Docket No. RM98-12 requesting comments on its pricing policies in the existing long-term transportation services market and the market for new capacity. While the Notice of Inquiry does not propose any specific changes to existing regulations, the FERC seeks comments on whether fundamental aspects of its pricing for long-term service and new capacity should be modified to be more effective in the current, more competitive environment.

     It is unclear what impact, if any, increased competition within the natural gas transportation industry will have on us and our natural gas sales efforts. It is not possible to predict what, if any, effect the FERC's open access policies or the proceedings in Docket Nos. RM98-10 and RM98-12 will have on us. Additional proposals or proceedings that might affect the natural gas industry may be considered by the FERC, Congress or state regulatory bodies. It is not possible to predict when or if any of these proposals may become effective or what effect, if any, they may have on our operations. We do not believe, however, that our operations will be affected any differently than those of other natural gas producers or marketers with which we compete.

Regulation of Production

     The production of oil and natural gas is subject to regulation under a wide range of state and federal statutes, rules, orders and regulations. State and federal statutes and regulations require permits for drilling operations, drilling bonds and reports concerning operations. Most states in which we own and operate properties have regulations governing conservation matters, including provisions for the unitization or pooling of oil and natural gas properties, the establishment of maximum rates of production from oil and natural gas wells and the regulation of the spacing, plugging and abandonment of wells. Many states also restrict production to the market demand for oil and natural gas and several states have indicated interest in revising applicable regulations. The effect of these regulations is to limit the amount of oil and natural gas we can produce from our wells and to limit the number of wells or the locations at which we can drill. Moreover, each state generally imposes a production or severance tax with respect to production and sale of crude oil, natural gas and gas liquids within its jurisdiction.

     Most of our offshore operations are conducted on federal leases that are administered by the United States Minerals Management Service (the "MMS") and are required to comply with the regulations and orders promulgated by MMS. Among other things, we are required to obtain prior MMS approval for our exploration plans and our development and production plans for these leases. The MMS regulations also establish construction requirements for production facilities located on our federal offshore leases and govern the plugging and abandonment of wells and the removal of production facilities from these leases. Under certain circumstances, the MMS could require us to suspend or terminate our operations on a federal lease.

     In addition, a portion of our Sandy Lake Properties are located within the boundaries of the Big Thicket National Preserve (the "BTNP"), which is under the jurisdiction of the United States National Park Service (the "NPS"). Our operations within the BTNP must comply with regulations of the NPS. In general, these regulations require us to obtain NPS approval of a plan of operations for any activity within the BTNP or to demonstrate that a waiver of a plan of operations is appropriate. Compliance with these regulations increases our cost of operations and may delay the commencement of specific operations.

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                                       46


Environmental Regulations

     General. Various federal, state and local laws and regulations governing the discharge of materials into the environment, or otherwise relating to the protection of the environment, affect our operations and costs. In particular, our exploration, development and production operations, our activities in connection with storage and transportation of crude oil and other liquid hydrocarbons and our use of facilities for treating, processing or otherwise handling hydrocarbons and related wastes are subject to stringent environmental regulation. As with the industry generally, compliance with existing regulations increases our overall cost of business. The areas affected include:

o unit production expenses primarily related to the control and limitation of air emissions and the disposal of produced water;

o capital costs to drill exploration and development wells resulting from expenses primarily related to the management and disposal of drilling fluids and other oil and gas exploration wastes; and

o    capital costs to construct, maintain and upgrade equipment and facilities.

     Superfund. The Comprehensive Environmental Response, Compensation and Liability Act ("CERCLA"), also known as "Superfund," imposes liability, without regard to fault or the legality of the original act, on some classes of persons that contributed to the release of a "hazardous substance" into the environment. These persons include the "owner" or "operator" of the site and companies that disposed or arranged for the disposal of the hazardous substances found at the site. CERCLA also authorizes the Environmental Protection Agency and, in some instances, third parties to act in response to threats to the public health or the environment and to seek to recover from the responsible classes of persons the costs they incur. In the course of our ordinary operations, we may generate waste that may fall within CERCLA's definition of a "hazardous substance." We may be jointly and severally liable under CERCLA or comparable state statutes for all or part of the costs required to clean up sites at which these wastes have been disposed.

     We currently own or lease, and have in the past owned or leased, numerous properties that for many years have been used for the exploration and production of oil and gas. Although we have used operating and disposal practices that were standard in the industry at the time, hydrocarbons or other wastes may have been disposed of or released on or under the properties owned or leased by us or on or under other locations where these wastes have been taken for disposal. In addition, many of these properties have been operated by third parties whose actions with respect to the treatment and disposal or release of hydrocarbons or other wastes were not under our control. These properties and wastes disposed on these properties may be subject to CERCLA and analogous state laws. Under these laws, we could be required:

o to remove or remediate previously disposed wastes, including wastes disposed of or released by prior owners or operators;

o    to clean-up contaminated property, including contaminated groundwater; or

o    to perform remedial plugging operations to prevent future contamination.

     Oil Pollution Act of 1990. The Oil Pollution Act of 1990 (the "OPA") and regulations thereunder impose liability on "responsible parties" for damages resulting from crude oil spills into or upon navigable waters, adjoining shorelines or in the exclusive economic zone of the United States. Liability under the OPA is strict, joint and several, and potentially unlimited. A "responsible party" includes the owner or operator of an onshore facility and the lessee or permittee of the area in which an offshore facility is located. The OPA also requires the lessee or permittee of the offshore area in which a covered offshore facility is located to establish and maintain evidence of financial responsibility in the amount of $35 million ($10 million if the offshore facility is located landward of the seaward boundary of a state) to cover liabilities related to a crude oil spill for which such person is statutorily responsible. The amount of required financial responsibility may be increased above the minimum amounts to an amount not exceeding $150 million depending on the risk represented by the quantity or quality of crude oil that is handled by the facility. The MMS has promulgated regulations that implement the financial responsibility requirements of the OPA. A failure to comply with the OPA's requirements or inadequate cooperation during a spill response action may subject a responsible party to civil or criminal enforcement actions. We are not aware of any action or event that would subject us to liability under the OPA and we believe that compliance with the OPA's financial responsibility and other operating requirements will not have a material adverse effect on us.

                                       44

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                                       47


     Clean Water Act. The Federal Water Pollution Control Act of 1972, as amended (the "Clean Water Act"), imposes restrictions and controls on the discharge of produced waters and other oil and gas wastes into navigable waters. These controls have become more stringent over the years, and it is possible that additional restrictions will be imposed in the future. Permits must be obtained to discharge pollutants into state and federal waters. Certain state regulations and the general permits issued under the Federal National Pollutant Discharge Elimination System program prohibit the discharge of produced waters and sand, drilling fluids, drill cuttings and certain other substances related to the oil and gas industry into certain coastal and offshore water. The Clean Water Act provides for civil, criminal and administrative penalties for unauthorized discharges for oil and other hazardous substances and imposes liability on parties responsible for those discharges for the costs of cleaning up any environmental damage caused by the release and for natural resource damages resulting from the release. Comparable state statutes impose liabilities and authorize penalties in the case of an unauthorized discharge of petroleum or its derivatives, or other hazardous substances, into state waters. We believe that our operations comply in all material respects with the requirements of the Clean Water Act and state statutes enacted to control water pollution.

     Resources Conservation Recovery Act. The Resource Conservation Recovery Act ("RCRA") is the principle federal statute governing the treatment, storage and disposal of hazardous wastes. RCRA imposes stringent operating requirements, and liability for failure to meet such requirements, on a person who is either a "generator" or "transporter" of hazardous waste or an "owner" or "operator" of a hazardous waste treatment, storage or disposal facility. At present, RCRA includes a statutory exemption that allows most crude oil and natural gas exploration and production waste to be classified as nonhazardous waste. A similar exemption is contained in many of the state counterparts to RCRA. As a result, we are not required to comply with a substantial portion of RCRA's requirements because our operations generate minimal quantities of hazardous wastes. At various times in the past, proposals have been made to amend RCRA to rescind the exemption that excludes crude oil and natural gas exploration and production wastes from regulation as hazardous waste. Repeal or modification of the exemption by administrative, legislative or judicial process, or modification of similar exemptions in applicable state statutes, would increase the volume of hazardous waste we are required to manage and dispose of and would cause us to incur increased operating expenses.

Employees

     As of June 30, 2000, we had approximately 70 full-time employees. Our employees are not represented by any labor union. We consider relations with our employees to be good. We have never experienced a work stoppage or strike.

Legal Proceedings

     In the ordinary course of business, we are a claimant or a defendant in various other legal proceedings, including proceedings as to which we have insurance coverage. We do not consider our exposure in these proceedings, individually or in the aggregate, to be material.

     In December 1996, ETOCO, Inc., which owns a 20% interest in one producing well operated by the Company, filed a lawsuit against the Company in the district court of Hardin County, Texas, alleging damage due to the Company's refusal to drill an additional well. In April 1998, after a trial on the merits, a jury awarded ETOCO $2.38 million in damages. In August 1998, the court awarded ETOCO $0.5 million in attorney's fees. On February 8, 1999, the case was settled.

                                       45

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                                       48



                        MARINER HISTORY AND ORGANIZATION

     The issuer in this offering is Mariner Energy LLC, a Delaware limited liability company. Mariner Energy LLC owns all of the common stock of Mariner Holdings, Inc., a Delaware corporation. Mariner Holdings, Inc. owns all of the common stock of Mariner Energy, Inc., a Delaware corporation and currently our only operating company.

     Mariner Energy, Inc. was formed in 1983 as Trafalgar Oil & Gas Co. and later changed its name to Hardy Oil & Gas USA, Inc. Before April 1996, Hardy Oil & Gas USA, Inc. was an indirect, wholly owned subsidiary of Hardy Oil & Gas plc. In April 1996, Enron, Joint Energy and members of Hardy Oil & Gas USA, Inc.'s management created Mariner Holdings, Inc., for the purpose of acquiring Hardy Oil & Gas USA, Inc. The acquisition was completed in May 1996. We refer to this transaction as our "acquisition."

     In connection with our acquisition:

o Joint Energy acquired approximately 96% of the equity interests of Mariner Holdings, Inc.; and

o management members and employees purchased the remaining 4% for cash and other value.

     In September 1998, we formed Mariner Energy LLC, which became the parent company of Mariner Holdings, Inc. We effected this reorganization so that we could clarify, through our limited liability company agreement, the fiduciary duties of our principal shareholder and its affiliates.

                                       46

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                                       49


                                   MANAGEMENT

Directors and Executive Officers

     Shown below are the names, ages and positions of our executive officers and directors and a key consultant as of June 30, 2000. All directors are elected for a term of one year and serve until their successors are elected and qualified. All executive officers hold office until their successors are elected and qualified.

         Name             Age                 Position
                               Chairman   of  the  Board, President and Chief
Robert E. Henderson.....  47   Executive Officer
Richard R. Clark........  44   Executive Vice President and Director
L. V. "Bud" McGuire.....  57   Senior Vice President-- Operations and Director
                               Senior Vice  President-- Exploration and Land and
Michael W. Strickler....  44   Director
                               Vice President-- Finance, Chief Financial Officer
Frank A. Pici...........  44   and Treasurer
Gregory K. Harless......  50   Vice President-- Oil and Gas Marketing
W. Hunt Hodge...........  44   Vice President-- Administration
Thomas E. Young.........  41   Vice President-- Land
Kelly D. Zelikovitz.....  41   General Counsel and Secretary
David S. Huber..........  49   Consultant and Director of Deepwater Developments
Raymond M. Bowen........  44   Director
Richard B. Buy..........  47   Director
Jeffrey M. Donahue, Jr..  38   Director
D. Brad Dunn............  36   Director
Mark E. Haedicke........  44   Director
Jesus G. Melendrez......  41   Director
Jere C. Overdyke, Jr....  47   Director
Jeffrey B. Sherrick.....  45   Director

     Mr. Henderson has been our President and Chief Executive Officer since 1987, our Chairman of the Board of Directors since May 1996, and a director since 1985. Mr. Henderson served as a director of London-based Hardy plc, our former parent company, between 1989 and 1996. From 1984 to 1987, he served us or our predecessors as Vice President of Finance and Chief Financial Officer. From 1976 to 1984, he held various positions with ENSTAR Corporation, including treasurer of ENSTAR Petroleum, which operated in the United States and Indonesia.

     Mr. Clark has been our Executive Vice President since May 1998. He served as Senior Vice President of Production from 1991 to 1998, and has been a director since 1988. Before joining us in 1984, he worked for Shell Oil Company in their offshore division.

     Mr. McGuire has been our Senior Vice President -- Operations since joining us in June 1998. He has been a director since June 1999. Before joining us, Mr. McGuire was Vice President -- Operations for Enron Oil & Gas International, Inc. Before joining Enron, he served five years with Kerr-McGee Corporation, an energy and chemical company, as Senior Vice President overseeing worldwide production operations. His experience before Kerr-McGee included employment with Hamilton Oil Corporation from 1981 to 1991, where he served as Vice President of Production for Hamilton in the North Sea. He began his career in 1966 with Conoco Inc.

     Mr. Strickler has been our Senior Vice President -- Exploration and Land since 1991 and a director since 1989. Before joining us in 1984, Mr. Strickler worked for several independent oil companies as an exploration geologist generating and evaluating exploration plays in various domestic and overseas basins.

     Mr. Pici has been our Vice President -- Finance and Chief Financial Officer since joining us in December 1996. From 1989 to 1996, Mr. Pici was employed by Cabot Oil & Gas Corporation, holding several financial management positions including Corporate Controller. Before joining Cabot Oil & Gas, an exploration and production company, he was controller of an independent oil and gas company. Mr. Pici began his career at Coopers & Lybrand LLP, an accounting firm, and is a certified public accountant.

     Mr. Harless has been our Vice President -- Oil and Gas Marketing since 1990. His experience before joining us in 1988 included Vice President of marketing and regulatory affairs of Enron Oil and Gas Company and District Operations Manager with Coastal States Oil & Gas Co.

     Mr. Hodge has been our Vice President-- Administration since 1991. Before joining us in 1985, he was Purchasing Manager of Santa Fe Minerals Company.

     Mr. Young has been our Vice President -- Land since November 1998. Before November 1998, he was our Manager of International Negotiations since December 1997. Before December 1997, he was our Land Manager-Central Gulf. Before joining us in 1985, Mr. Young served as a landman for TXO Production Corp.

     Ms. Zelikovitz has been our General Counsel and Secretary since August 2000. She is in private practice and has a contractual relationship with us. Prior to May 1998, she held various legal and management positions with Mobil Oil Corporation, Greenhill Petroleum Corporation, Union Texas Petroleum Corporation, and with a Houston-based law firm.

     Mr. Huber began his association with us in 1991 as a deepwater project management consultant. Before joining us, Mr. Huber was employed by Hamilton Oil Corporation in the North Sea from 1981 to 1991, holding positions of Production Manager, Planning and Economics Manager and Engineering Manager. He was the Deepwater Drilling Engineering Supervisor for Esso Exploration, Inc. from 1974 to 1980.

     Mr. Bowen has served as a director since January 2000. He is currently Managing Director of ENA and Co-Head of the Commercial Transactions Group and has held various management positions with ENA since 1996. Prior to joining ENA, Mr. Bowen was a Vice President and Senior Banker in Citicorp's Petroleum, Metals and Mining Department in Houston.

     Mr. Buy has served as a director since January 1998. Since 1994 he has been an employee of ENA or its affiliates, currently serving as Senior Vice President and Chief Risk Officer of Enron Corp. Prior to joining ENA Mr. Buy was a Vice President at Bankers Trust in the Energy Group.

     Mr. Donahue has served as a director since August 2000. He joined Enron in April 1998 as Vice President responsible for Corporate Development for Enron North America. Prior to joining Enron, Mr. Donahue was an investment banker focusing on the energy industry at UBS Securities, CS First Boston and Kidder Peabody. He was also a management consultant with McKinsey & Company and an economic policy consultant at ICF Incorporated.

     Mr. Dunn has served as a director since May 1999. He is a Vice President of ENA and has held various positions with ENA since September 1994. Before 1994, Mr. Dunn worked as a Petroleum Engineer with Delhi Gas Pipeline Corporation and Mobil Oil Corporation.

     Mr. Haedicke has served as a director since October 1998. He is currently Managing Director, Legal, of ENA. Mr. Haedicke also serves on the board of directors of the International Swaps and Derivatives Association, Inc. and he holds a seat on the New York Mercantile Exchange. He has been associated with ENA since its inception in 1990.

     Mr. Melendrez is a Vice President of ENA and is responsible for the execution and structuring of upstream transactions. Prior to joining ENA in 1999, Mr. Melendrez was Sr. Vice President of Enserch Energy Services, Inc. He has held financial positions with several Enron affiliates since the early 1990's which involved loan restructuring and power marketing.

     Mr. Overdyke has served as a director since May 1996. Since 1991 he has been an employee of ENA or one of its affiliates, currently serving as a Managing Director of ENA. Mr. Overdyke has over 20 years of experience in the energy sector and has held various financial and management positions with public and private independent exploration and production companies.

     Mr. Sherrick has served as a director since January 2000. He is currently the President and Chief Executive Officer of Enron Global Exploration & Production Inc. and has held various management positions with Enron Oil & Gas Company, or one of its affiliates, since 1993.

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                                       51


     We anticipate that two additional directors will be elected before the closing of the offering.

Committees of the Board of Directors

     Our board of directors has established three standing committees: an audit committee, a compensation committee and an executive committee. The audit committee is charged with recommending to our board of directors the appointment of our independent auditors, reviewing the compensation of our auditors and reviewing with our accountants the plans for and the results of their auditing engagement. The compensation committee reviews the performance and compensation of directors, executive officers and key employees and makes recommendations to the board of directors regarding those matters. It also administers any long-term incentive compensation and share option plans.

Summary Compensation Table

     The following table shows the annual compensation for our chief executive officer and the four other most highly compensated executive officers for the three fiscal years ended December 31, 1999. These individuals are sometimes referred to as the "named executive officers."



                                                                               Current Year
                                               Annual Compensation             Compensation
                                          -------------------------------        Under our
                                                           Other Annual          Overriding
                                                                                  Royalty           All Other
Name and Principal Position                  Salary       Compensation(1)        Program(2)       Compensation(3)
                                          -------------   ---------------     -----------------   ---------------
Robert E. Henderson                 1999    $285,000          $6,400               $5,438             $396
President and                       1998     285,000           4,800                1,292              522
   Chief Executive Officer          1997     255,000           6,000                1,904              315

Richard R. Clark                    1999     225,000           6,400                3,508              243
Executive Vice President            1998     225,000           4,800                  821              306
   of Production                    1997     185,000           6,000                1,205              306

L. V. "Bud" McGuire (4)             1999     190,000           4,433                    0           44,573
Senior Vice President               1998     110,834               0                    0              788
    of Operations                   1997           0               0                    0                0

Michael W. Strickler                1999     190,000           6,400                3,508              243
Senior Vice President               1998     182,000           4,800                  821              306
   of Exploration                   1997     165,000           6,000                1,205              306

Frank A. Pici                       1999     160,000           6,400                2,043              243
Vice President of Finance and       1998     160,000           4,380                  356              306
    Chief Financial Officer         1997     146,000           2,747                  152              306



     (1) Amounts shown reflect our contribution under the discretionary profit sharing feature of its Employee Capital Accumulation Plan. See "--401(k) Plan". For each of the named executive officers, the aggregate amount of perquisites and other personal benefits did not exceed the lesser of $50,000 or 10% of the officer's total annual salary and bonus and information with respect thereto is not included.

     (2) These amounts include the value conveyed but not the cash paid during the applicable year attributable to overriding royalty interests assigned to the named executive officer during the applicable year and distributions received, if any, during the applicable year attributable to overriding royalty interests assigned to the named executive officers during the applicable year. For information on overriding royalty payments received during the applicable year attributable to overriding royalty interests assigned to the named executive officer during past years, see the table below under "--Overriding Royalty Program." These amounts also do not include amounts received during the applicable year as a result of sales of overriding royalty interests by individuals, normally in connection with sales of properties by us. No such sales were made in 1999, 1998 or 1997.

     (3) Amounts shown reflect insurance premiums paid by us with respect to term life insurance for the benefit of the named executive officers and any performance bonuses paid during the year.

     (4) Mr. McGuire joined us in June 1998 and is eligible for guideline bonuses and incentive stock option awards under our incentive compensation plan. He does not participate in the Overriding Royalty Program.

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                                       52



                                    Number of
                          Common Shares Underlying       Value of Unexercised
                           Unexercised Options at      in-the-money Options at
                              December 31, 1999          December 31, 1999(1)
                         Exercisable  Unexercisable   Exercisable  Unexercisable
  Robert E. Henderson....  143,172       95,448
  Richard R. Clark.......  100,757       67,171
  L.V. "Bud" McGuire.....   36,480      121,584
  Michael W. Strickler...  100,757       67,171
  Frank A. Pici..........   29,232       43,848
----------

(1) Assumes a market value equal to $_____ per share, the mid point of the range shown on the cover of this prospectus.

1996 Share Option Plan

     Under the Mariner Energy LLC 1996 Share Option Plan, a committee of our board of directors is authorized to grant options to purchase common shares, including options qualifying as "incentive stock options" under Section 422 of the Internal Revenue Code and options that do not so qualify, to employees and consultants as additional compensation for their services to us. The 1996 plan is intended to promote our long term financial interests by providing a means by which designated employees and consultants may develop a sense of proprietorship and personal involvement in our development and financial success. We believe that this encourages them to remain with and devote their best efforts to our business and to advance the mutual interests of us and our shareholders. A total of 2,433,600 common shares may be issued under options granted under the 1996 plan, subject to adjustment for any share split, share dividend or other change in the common shares or our capital structure. Options to purchase 2,185,740 common shares are outstanding under the 1996 _____ plan, of which are currently exercisable and _____ of which will be exercisable on the successful completion of this offering. The exercise price for outstanding options to purchase an aggregate of _____ shares under the 1996 plan is $8.33 per share, and the exercise price for options to purchase the remaining outstanding aggregate of _____ shares under the 1996 plan is $14.58 per share. Subject to the provisions of the 1996 plan, the compensation committee is authorized to determine who may participate in the 1996 plan, the number of shares that may be issued under each option granted under the 1996 plan, and the terms, conditions and limitations applicable to each grant. Subject to some limitations, our board of directors is authorized to amend, alter or terminate the 1996 plan. If the offering is completed, no further options will be granted under the 1996 plan.

Employment Agreements

     We and each of the named executive officers are parties to employment agreements with an initial term that expires on September 30, 2002, except that the employment agreements extend for six months unless notice of termination is given by either us or the named executive officer at least six months before the end of the initial term or extended term, as applicable.

     Under the employment agreements, the current annual salaries are $295,000 for Mr. Henderson, $235,000 for Mr. Clark, $198,000 for Mr. Strickler, $198,000 for Mr. McGuire and $167,000 for Mr. Pici. Our board of directors may in its discretion increase their salaries.

     The named executive officers are entitled to participate in any medical, dental, life and accidental death and dismemberment insurance programs and retirement, pension, deferred compensation and other benefit programs instituted by us from time to time. The employees are also entitled to vacation, reimbursement of specified expenses and an automobile allowance and reimbursement for expenses related to the use of that vehicle. As incentive compensation, the named executive officers, except for Mr. McGuire, are entitled to receive overriding royalty interests in some oil and gas prospects that we have acquired under our overriding royalty program. Mr. McGuire is entitled to receive annual cash bonuses and stock option awards under an incentive compensation plan separate from other named executive officers.

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                                       53


     If we terminate a named executive officer's employment agreement without cause, if the named executive officer terminates his employment agreement for good reason, or if we give notice of termination on the expiration of the initial term or any extended term of his employment, then the named executive officer will be entitled to, among other things:

o the value of his salary and other benefits through the end of the initial term or any extended term of the employment agreement;

o a lump sum cash payment equal to 12 months salary in the case of Mr. Henderson, nine months salary in the case of Messrs. Clark, Strickler and McGuire and six months salary in the case of Mr. Pici plus, in the case of Mr. McGuire, an amount equal to 40% of nine months salary;

o a lump sum cash payment equal to all earned and unused vacation time for the previous year and the then current year;

o except in the case of Mr. McGuire who does not participate in the overriding royalty program, an assignment of his vested interests under our overriding royalty program; and

o in the case of Mr. McGuire, a lump sum payment equal to any unpaid bonus from prior years under our incentive compensation plan, plus, in lieu of any bonus for subsequent years, an amount equal to 40% of his base salary through the end of the remaining term of his employment agreement.

     If a named executive officer's employment agreement is terminated by the named executive officer without good reason, the named executive officer gives notice of termination on the expiration of his term of employment or if we consent to a request by the named executive officer to terminate his employment agreement before the expiration of his term, he will be entitled to:

o the value of his salary and benefits through the date that his employment agreement is terminated;

o a lump sum cash payment equal to all earned and unused vacation time for the previous year and the then current year;

o except in the case of Mr. McGuire who does not participate in the overriding royalty program, an assignment of his vested interests in our overriding royalty program through the date of termination; and

o in the case of Mr. McGuire, a lump sum payment equal to any unpaid bonus from prior years under our incentive compensation plan, plus, in lieu of any bonus for subsequent years, an amount equal to 40% of his base salary through the end of the remaining term of his employment agreement.

     If a named executive officer's employment agreement is terminated by us for cause, we will have no obligation to that employee other than to:

o    pay his salary through the day of termination;

o pay him the value of his benefits under the employment agreement through the month of termination; and

o except in the case of Mr. McGuire who does not participate in the overriding royalty program, assign to him his vested interests in our overriding royalty program through the date of termination.

     To the extent any amounts paid under an employment agreement are subject to the "golden parachutes" excise tax, those amounts are grossed-up to cover the excise tax and any applicable taxes on the gross-up amount.

     Each named executive officer has agreed that during the term of his employment agreement, and, if the named executive officer's employment agreement is terminated by us for cause or terminated before the end of the initial term or any extended term by the named executive officer other than for good reason, for 12 months after the term expires in the case of Messrs. Henderson, Clark, Strickler and McGuire and six months after the term expires in the case of Mr. Pici, he will not compete with us for business or hire away our employees.

     For purposes of the employment agreements with the named executive officers, "good reason" means:

o The assignment to the employee of any duties materially inconsistent with the employee's position, authority, duties or responsibilities with us or any other action that results in a material diminution in, or interference with, such position, authority, duties or responsibilities, if the assignment or action is not cured within 30 days after the employee has provided us with written notice;

o The failure to continue to provide the employee with office space, related facilities and support personnel (a) that are commensurate with the employee's responsibilities to, and position with, us and not materially dissimilar to the office space, related facilities and support personnel provided to our other employees having comparable responsibilities or (b) that are physically located at our principal executive offices, if that failure is not cured within 30 days after the employee has provided us with written notice;

o Any (a) reduction in the employee's monthly salary, (b) reduction in, discontinuance of, or failure to allow or continue to allow the employee's participation in, our incentive compensation program, or (c) reduction in, or failure to allow or continue the employee's participation in, any employee benefit plan in which the employee is participating or is eligible to participate before the reduction or failure, and that reduction, discontinuance or failure is not cured within 30 days after the employee has provided us with written notice;

o The relocation of the employee's or our principal office and principal place of the employee's performance of his duties and responsibilities to a location more than 50 miles outside of the central business district of Houston, Texas; or

o A breach of any material provision of the employment agreement that is not cured within 30 days after the employee has provided us with written notice.

Change in Control Agreements

     We and each of the named executive officers are parties to change in control agreements. These agreements will no longer be effective upon the successful completion of this offering unless a change in control occurs under certain conditions before such completion. Under these agreements, if a change in control occurs under certain conditions before the successful completion of this offering and the named executive officer's employment is terminated by us other than for cause of his death or disability or by the named executive officer for good reason within 18 months of the change in control, he is entitled to receive a cash payment equal to three and one-half times the sum of
(a) the higher of his annual base salary on the date of termination or on the date the change in control occurs, plus (b) in the case of Mr. McGuire, the bonus award for achieving the target performance goals provided in the incentive bonus program in which he was a participant on the date the change in control occurs, but only if he was a participant when the target performance goals were established for the year in which the change in control occurs. The named executive officer would also, at our election either (x) be entitled to receive from us a cash payment equal to two times the annual value of the cost of welfare benefits available in the market and similar to those in which he was a participant on the date of his termination, or (y) continue to be provided welfare benefits for two years under our plans. The ultimate payment due under a change in control agreement will be the greater of the payment calculated under the change in control agreement or the compensation due for the remaining balance under the employment agreements. To the extent any amounts paid under the change in control agreements are subject to the "golden parachute" excise tax, those amounts are grossed up to cover the excise tax and any applicable taxes on the gross-up amount.

Overriding Royalty Program

     Effective with the date of the successful completion of this offering, the overriding royalty program will be terminated. As a result of that termination, no new overriding royalty interests will be awarded on prospects that were not designated as such under the program before that date. However, overriding royalty interests will continue to be awarded with respect to prospects designated as such before that date under the terms of the terminated overriding royalty program, and we will continue to pay overriding royalties with respect to those interests and overriding royalty interests assigned to employees before that date.

     Employees participating in our overriding royalty program receive incentive compensation in the form of overriding royalty interests in some of the oil and natural gas prospects we designated under the program before the date of the successful completion of this offering. The aggregate overriding royalty interests do not exceed 1.5% of our working interest in these prospects before well payout or 6% of our working interest in these prospects after payout. An employee receives overriding royalty interests equal to specified undivided percentages of our working interest percentage in prospects within the United States and U.S. coastal waters that are designated as prospects under the program during the term of the employee's employment.

     The overriding royalty interest percentage of our working interest to which each named executive officer is entitled for the period before well payout is one-fourth of the overriding royalty interest percentage for the period after well payout. These percentages currently range from 0.09375% to 0.23250% before payout and from 0.37500% to 0.93000% after payout for the named executive officers.

     If all or a portion of our working interest in a prospect is sold or farmed out to unaffiliated third parties and we determine in good faith that our interest will not be marketable on satisfactory terms if marketed subject to the named executive officer's overriding royalty interest affecting the prospect, we may adjust the named executive officer's overriding royalty interest in the prospect. These adjustments are determined by a committee designated by our board of directors, at least half of the members of which are individuals who have been granted an overriding royalty interest by us. Some committee decisions require the approval of our board of directors. These adjustments apply only to the portion of our working interest sold or farmed out to a third party and do not affect the named executive officer's overriding royalty interest in the portion of a prospect retained by us.

     We may also elect, within 60 days after the end of our fiscal year, to reduce a named executive officer's overriding royalty interest in prospects that we acquired during the fiscal year. We must base these reductions on the levels of exploration and development costs related to these prospects actually incurred during the fiscal year. With respect to certain deepwater prospects, we also may elect, in our sole discretion, to make other reductions and adjustments to the employee's overriding royalty interest based on estimated exploration levels and development costs to be incurred in connection with these deepwater prospects. We retain a right of first refusal to purchase any overriding royalty interest assigned to a named executive officer. This right applies to any third-party offer received by the named executive officer during or within one year after the named executive officer's employment is terminated.

     The following table shows distributions received during the applicable year by the named executive officers, some of which were paid by third parties, from overriding royalty interests we granted to the officers during the last 15 years.

                                      Aggregate Cash Amounts Received
                                    from Previously Assigned Overriding
                                            Royalty Interests(1)
                               -------------------------------------------
             Name                   1999            1998          1997
  ----------------------------      ----            ----          ----
  Robert E. Henderson.........    $227,054        $354,857     $ 394,136
  Richard R. Clark............     137,774         218,077       237,982
  Michael W. Strickler........     131,103         212,803       234,603
  Frank A. Pici...............       1,093               0             0
----------

(1) For information on the value conveyed and distributions received, if any, during the applicable year attributable to overriding royalty interests assigned to the named executive officer during the applicable year, see the table under " -- Summary Compensation Table."

New Compensation Arrangements and Change in Control Agreements Upon Completion of the Offering

     Upon the successful completion of the offering, our overriding royalty program will be terminated as to prospects acquired by us that were not designated as such under the program before _____. See -- "Overriding Royalty Program." As a result of this termination, the five named executive officers will receive awards under our existing incentive compensation program and options under a new stock option plan -- the Mariner Energy LLC _____ Share Option Plan -- to be adopted effective with the completion of this offering. We and the named executive officers will also enter into new change in control agreements upon the successful completion of the offering.

     Under the incentive compensation plan, each participant is eligible to receive a bonus based on a comparison of our performance and predetermined targets adopted by our board of directors based on various economic factors. If we meet our targets, 75% of the incentive payment is guaranteed. The remaining 25% is subject to an evaluation of the participant's performance. This evaluation is administered by our compensation committee in the case of all participants. Upon completion of the offering, the five named executive officers will have received incentive payment percentages as follows:


                                        Percent of Base Salary
                                    at Percent of Base Salary at
    Named Executive Officer     100% of Target          120% of Target
   -------------------------   ----------------       -----------------

   Robert H. Henderson......         60%                    120%
   Richard R. Clark.........         45%                     90%
   Michael W. Strickler.....         35%                     75%
   L.V. "Bud" McGuire.......         35%                     75%
   Frank A. Pici............         30%                     60%

     Under the Mariner Energy LLC _____ Share Option Plan, the compensation committee will be authorized to grant options to purchase common shares, including options qualifying as "incentive stock options" under Section 422 of the Internal Revenue Code and options that do not so qualify, to employees and consultants as additional compensation for their services to us. The _____ plan is intended to promote our long term financial interests by providing a means by which designated employees and consultants may develop a sense of proprietorship and personal involvement in our development and financial success. We believe that this will encourage them to remain with and devote their best efforts to our business and to advance the mutual interests of us and our shareholders. A total of _____ common shares may be issued under options granted under the _____ plan, subject to adjustment for any share split, share dividend or other change in the common shares or our capital structure. On completion of the offering, options to purchase _____ common shares will be outstanding under the _____ plan, none of which will be exercisable upon the completion of the offering. The exercise price for outstanding options under the _____ plan will be the offering price for common shares in the offering. Subject to the provisions of the _____ plan, the compensation committee will be authorized to determine who may participate in the plan, the number of shares that may be issued under each option granted under the _____ plan, and the terms, vesting schedules, conditions and limitations applicable to each grant. Subject to some limitations, our board of directors will be authorized to amend, alter or terminate the _____ plan.

     Upon completion of this offering, under the _____ plan, Mr. Henderson will be awarded options to purchase _____ shares, Mr. Clark will be awarded options to purchase _____ shares, Mr. Strickler will be awarded options to purchase _____ shares, Mr. McGuire will be awarded options to purchase _____ shares, and Mr. Pici will be awarded options to purchase _____ shares.

     Under the new change in control agreements, if a change in control occurs under certain conditions and the named executive officer's employment is terminated by use other than for cause or his death or disability or by the named executive officer for good reason within 18 months of the change in control, he is entitled to receive a cash payment equal to three and one-half times the sum of (a) the higher of his annual base salary on the date of termination or on the date the change in control occurs, plus (b) the bonus award for achieving the target performance goals provided in the incentive bonus program in which he was a participant on the date the change in control occurs, but only if he was a participant when the target performance goals were established for the year in which the change in control occurs. The named executive officer would also, at our election, either (x) be entitled to receive from us a cash payment equal to two times the annual value of the cost of welfare benefits available in the market and similar to those in which he was a participant on the date of his termination, or (y) continue to be provided welfare benefits for two years under our plans. The ultimate payment due under a change in control agreement will be the greater of the payment calculated under the change in control agreement or the compensation due for the remaining balance under the employment agreement. To the extent any amounts paid under the change in control agreements are subject to the "golden parachute" excise tax, those amounts are grossed-up to cover the excise tax and any applicable taxes on the gross-up amount.

Directors' Compensation

     Following the offering, we expect that members of our board of directors who are not employees of us, Enron or Enron's subsidiaries will be compensated in an amount to be determined for any services provided in their capacities as directors, in addition to the reimbursement of reasonable expenses incurred in connection with attending meetings of the board of directors.

401(k) Plan

     We have an employee capital accumulation plan that is intended to be a
Section 401(k) plan under the Internal Revenue Code. All of our employees, including the named executive officers, are eligible to participate in this plan. Employees may make contributions to the plan under a salary withholding program. We may, in our discretion, make contributions to the plan on behalf of the plan participants. Employee contributions and our contributions to the plan are restricted in number and amount. Our aggregate contributions are not significant.

Compensation Committee Interlocks and Insider Participation

     Until our acquisition from Hardy Oil & Gas, plc in April 1996, we were a wholly owned subsidiary of Hardy, which, through its board of directors and officers, set the compensation of our executive officers. As a director of Hardy until our acquisition, Mr. Henderson participated in deliberations concerning the compensation of our executive officers. After our acquisition, our board of directors set the compensation of the executive officers, and Mr. Henderson participated in deliberations on those matters. In January 1997, our board of directors established a compensation committee, currently composed of Messrs. Henderson, Melendrez and Dunn. Mr. Sherrick serves an advisor to the compensation committee.

                       PRINCIPAL AND SELLING SHAREHOLDERS

     The selling shareholders, Joint Energy and Enron, are the only shareholders that we know own more than 5% of our outstanding common shares. The following table shows:

     o    the name and address of the selling shareholders; and

     o the number of shares beneficially owned by the selling shareholders and the percentage of outstanding common shares each owns, as of June 30, 2000, and as adjusted to reflect the offering.

     In computing the number of shares a person beneficially owns, the person is deemed to own common shares subject to options the person holds that were exercisable as of June 30, 2000 or become exercisable within 60 days following June 30, 2000. We had 33 record common shareholders and there were 13,928,304 common shares outstanding as of June 30, 2000.

                                                  Shares Beneficially                       Shares Beneficially
                                                         Owned                                     Owned
                                                  Before the Offering     Shares To Be      After the Offering
            Name and Address                                                  Sold
           of Beneficial Owner                   Number     Percentage   In the Offering   Number      Percentage
        Joint Energy Development
          Investments Limited
          Partnership(1).................     13,334,184       95.7%                                        %
          1400 Smith Street
          Houston, Texas 77002
        Enron North America Corp.........        600,000(2)     0.2%                                        %
          1400 Smith Street
          Houston, Texas 77002

----------

(1) Joint Energy primarily invests in and manages natural gas and energy related assets. Joint Energy's general partner is Enron Capital Management Limited Partnership, a Delaware limited partnership, whose general partner is Enron Capital Corp., a Delaware corporation and a wholly owned subsidiary of Enron. The general partner of Joint Energy exercises shared voting and investment power over these shares.

(2) Under the ENA term loan, Enron has the right to acquire 600,000 of our common shares for $0.01 per share upon the exercise by Enron of a warrant. Enron may be deemed to be the beneficial owner of the shares owned by Joint Energy because of the relationships described in footnote 1, but Enron disclaims such beneficial ownership. Enron is a wholly owned subsidiary of Enron Corp., which may be deemed to be the beneficial owner of all shares beneficially owned by Enron; Enron Corp. disclaims any beneficial ownership of any shares beneficially owned by Joint Energy or Enron. The 600,000 common shares that may be acquired by Enron upon the exercise of the warrant issued under the ENA term loan are deemed outstanding solely for purposes of calculating Enron's percentage beneficial ownership.

     The table appearing below shows information as of June 30, 2000, relating to common shares beneficially owned by

o    each of our directors;

o    the named executive officers;

o    a key consultant; and

o    all directors and executive officers and this key consultant as a group.

                                                    Amount and
                                                    Nature of
      Directors, Key Consultant and                 Beneficial      Percent
         Named Executive Officers                  Ownership(1)    of Class
----------------------------------------------    --------------  ----------
Robert E. Henderson...........................      323,460(2)       1.9%
Richard R. Clark..............................      229,368(2)       1.3%
Michael W. Strickler..........................      229,368(2)       1.3%
L. V. McGuire.................................       79,080(2)         *
Frank A. Pici.................................       93,552(2)         *
David S. Huber................................      224,016(2)       1.3%
Raymond M. Bowen..............................            0            0
Richard B. Buy................................            0            0
Jeffrey M. Donahue, Jr........................            0            0
D. Brad Dunn..................................            0            0
Mark E. Haedicke..............................            0            0
Jesus G. Melendrez............................            0            0
Jere C. Overdyke, Jr..........................            0            0
Jeffrey B. Sherrick...........................            0            0
All directors and executive officers
and key consultant as a group (18 persons)....    1,389,660          8.2%
----------

* Less than one percent.

(1) All shares are owned directly by the named person and the named person has sole voting and investment power over the shares.

(2) Includes common shares subject to options that are currently exercisable or will become exercisable on completion of the offering.

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

The Shareholders' Agreement and Related Matters

     Mariner, Joint Energy, Enron and other shareholders are parties to a shareholders' agreement. The shareholders' agreement was originally entered into by us, Enron, and Messrs. Henderson, Clark, Strickler and Huber (the "Management Shareholders") in contemplation of our acquisition from Hardy. The shareholders' agreement will terminate on closing of the offering, except for provisions relating to registration rights of the current shareholders and indemnities for tax losses in favor of members of management. See "Description of Our Company Agreement and Common Shares -- Registration Rights."

     Also, in connection with the acquisition and pursuant to the requirements of the shareholders' agreement, our predecessor and Joint Energy entered into a credit, subordination and further assurances agreement dated May 16, 1996 under which Joint Energy provided a loan commitment to us. We borrowed $92 million under this Joint Energy bridge loan to partially fund the acquisition. We repaid all amounts outstanding under the Joint Energy bridge loan, including approximately $2.6 million in fees, in August 1996. There is no outstanding balance under the Joint Energy bridge loan, and it has terminated according to its terms. We believe that the Joint Energy bridge loan was entered into on terms that are at least as favorable as those that we could have obtained from unaffiliated parties.

     In August 1996, our subsidiary issued the senior subordinated notes. An affiliate of Enron was a placement agent in connection with that issuance, and our subsidiary paid that affiliate approximately $2.9 million in fees in connection with that issuance. We believe that the placement agent arrangements made with Enron were entered into on terms that are at least as favorable as those that we could have obtained from unaffiliated parties.

     Under the shareholders' agreement, we paid or agreed to pay certain amounts, including payment or reimbursement to Enron, Joint Energy and the Management Shareholders for all reasonable fees and expenses of third parties they incur in connection with the shareholders' agreement, the Joint Energy bridge loan and the acquisition. Also, we agreed to reimburse each Management Shareholder who paid for our equity by assigning overriding royalty interests for any additional taxes and related costs the Management Shareholder incurs to the extent, if any, that the transfer of the overriding royalty interests did not qualify as a tax-free exchange under federal tax laws. This obligation will survive the offering. We believe that these agreements made under the shareholders' agreement were entered into on terms that are at least as favorable as those that we could have obtained from unaffiliated parties.

Enron and Affiliates

     Enron North American Corp., or Enron, is formerly known as Enron Capital & Trade Resources Corp. Enron Corp. is the parent of Enron, and an affiliate of Enron Corp. and Enron is the general partner of Joint Energy. Accordingly, Enron may be deemed to control Joint Energy and us. See "Principal and Selling Shareholders." Also, eight of our directors are officers of Enron or of affiliates of Enron: Mr. Bowen is a Managing Director of Enron, Mr. Buy is a Senior Vice President and the Chief Risk Officer of Enron Corp., Mr. Donahue is a Vice President of Enron, Mr. Dunn is a Vice President of Enron, Mr. Haedicke is a Managing Director, Legal of Enron, Mr. Melendrez is a Vice President of Enron, Mr. Overdyke is a Managing Director of Enron and Mr. Sherrick is the President and Chief Executive Officer of Enron Global Exploration & Production, Inc.

     Enron Corp. and certain of its subsidiaries and other affiliates collectively participate in nearly all phases of the oil and natural gas industry and, therefore, compete with us. Also, Enron Corp. affiliates may provide or arrange for financing for our competitors. Because of these various possible conflicting interests, our company agreement includes provisions designed to clarify that generally Enron Corp. and its affiliates have no duty to make business opportunities available to us and no duty to refrain from conducting activities that may be competitive with us.

     Under the terms of the company agreement, Enron Corp. and its affiliates, which include Enron and Joint Energy, are specifically permitted to compete with us. Neither Enron Corp. nor any of its affiliates has any obligation to bring any business opportunity to us. For a more complete discussion of the provisions of our company agreement relating to our shareholders' duties to us, see "Description of Our Company Agreement and Common Shares -- Reasons We Chose the Limited Liability Company Form."

Transactions with Affiliates under our Revolving Credit Facility

     Under our revolving credit facility, we have covenanted that we will not engage in any transaction with any of our affiliates providing for the rendering of services or sale of property unless the transaction is as favorable to us as could be obtained in an arm's-length transaction with an unaffiliated party in accordance with prevailing industry customs and practices. The revolving credit facility excludes from this covenant:

o    any transaction permitted by the shareholders' agreement;

o the grant of options to purchase or sales of equity securities to our directors, officers, employees and consultants; and

o the assignment of any overriding royalty interest pursuant to an employee incentive compensation plan.

Transactions with Affiliates Under our Indenture

     The indenture, dated as of August 1, 1996, between Mariner Energy, Inc. and United States Trust Company of New York, under which the senior subordinated notes were issued, contains similar restrictions. Under the indenture, our subsidiary has covenanted not to engage in any transaction with an affiliate unless the terms of that transaction are no less favorable to our subsidiary than could be obtained in an arm's-length transaction with a nonaffiliate. Further, if the transaction involves more than $1 million, it must be approved in writing by a majority of our subsidiary's disinterested directors. If the transaction involves more than $5 million, it must be determined by a nationally recognized investment banking firm to be fair, from a financial standpoint, to our subsidiary. However, this covenant is subject to several significant exceptions, including:

o some industry-related agreements made in the ordinary course of business where the agreements are approved by a majority of our subsidiary's disinterested directors as being the most favorable of several bids or proposals;

o transactions under employment agreements or compensation plans entered into in the ordinary course of business and consistent with industry practice; and

o    some prior transactions.

     Further, Mariner Energy LLC is not a party to the indenture and these provisions of the indenture are not applicable to Mariner Energy LLC.

Other Transactions with Affiliates

     We expect that from time to time we will engage in various commercial transactions and have various commercial relationships with Enron Corp. and affiliates of Enron Corp., such as holding, exploring, exploiting and developing joint working interests in particular prospects and properties, engaging in hydrocarbon price hedging arrangements and entering into other oil and gas related or financial transactions. For example, there are several prospects in which both an affiliate of Enron Corp. and we have working interests. These interests were acquired in the ordinary course of business pursuant to bids, joint or otherwise. Any wells drilled will be subject to joint operating agreements relating to exploration and possible production and will be subject to customary business terms. Furthermore, all of the open agreements we have entered into for the purpose of hedging oil and natural gas prices on our future production have been entered into with Enron Corp. or affiliates of Enron Corp. We also have sold a flow line and related facilities to an affiliate of Enron Corp. in exchange for a long-term commitment to pay a tariff rate for the use of that flow line. We believe that our current agreements with Enron Corp. and its affiliates are on terms no less favorable to us than would be contained in an agreement with a third party, but we cannot assure you that future agreements will be on similar terms.

1998 Equity Investment

     In June 1998, Mariner Holdings, Inc. issued additional equity to its existing shareholders, including Joint Energy, for approximately $14.58 per share, for an aggregate investment of $30 million. Mariner Holdings, Inc. paid approximately $1.2 million as a structuring fee, on a pro rata basis, to existing shareholders participating in this transaction. Approximately $1 million of this fee was paid to ECT Securities Corp., an affiliate of Joint Energy. We believe that the payment of the structuring fee to ECT Securities Corp. was on terms that are at least as favorable as those that we could have obtained from unaffiliated parties.

Enron Credit Facility

     We established the Enron credit facility in September 1998 to provide us with additional capital. The Enron credit facility provided for unsecured, subordinated loans of up to $50 million, bearing interest at LIBOR plus 4.5%, payable at April 30, 2000. The full amount borrowed under this credit facility was repaid on May 1, 2000 with proceeds from the ENA term loan described below. This facility would have required us to repay the loan within one day of the closing of a public offering. Had it not been repaid, Enron could have converted into our common shares the outstanding debt and accrued interest owed under this facility at a rate of $14.58 per common share. We believe that the Enron credit facility was entered into on terms that are at least as favorable as those that we could have obtained from unaffiliated parties.

Senior Credit Facility with Enron

     We established the senior credit facility with Enron in April 1999 primarily to provide us with additional working capital. The facility provided for senior unsecured revolving loans up to $25 million, bearing interest at LIBOR plus 2.5%, payable quarterly. The full amount borrowed under the senior credit facility was repaid on May 1, 2000 with proceeds from the ENA term loan described below. The senior credit facility requires us to repay the loan by December 31, 1999. We believe that the senior credit facility with Enron was entered into on terms that are at least as favorable as those that we could have obtained from unaffiliated parties.

ENA Term Loan

     We established the term loan with ENA in March 2000 to repay amounts outstanding under the Enron credit facility and the senior credit facility with Enron, and to provide us with approximately $31 million of additional working capital. The loan matures in March 2003 and bears interest at 15%; which interest accrues and is added to the loan principal. Repayment of the loan and accrued interest, which was approximately $112.6 million as of June 30, 2000, is required upon the receipt of proceeds from this offering. As part of the loan agreement, two five-year warrants were issued to ENA providing the right to purchase up to 900,000 of our common shares for $0.01 per share. One warrant for 600,000 shares is exercisable by ENA immediately and another warrant for 300,000 shares is exercisable on March 21, 2001, if the term loan is unpaid on that date. We believe that the ENA term loan was entered into on terms that are at least as favorable as those that we could have obtained from unaffiliated parties.

             DESCRIPTION OF OUR COMPANY AGREEMENT AND COMMON SHARES

     The following is a description of the material terms of our limited liability company agreement. This company agreement is analogous to the certificate of incorporation and bylaws of a corporation. Our company agreement is filed as an exhibit to the registration statement of which this prospectus is a part. We refer you to that exhibit for a more complete description of its provisions. Our company agreement sets forth our purpose, our duration, provisions relating to our capital structure and other matters relating to our governance. Except for matters specifically described below, our company agreement provides for our operation in a manner that is substantially identical to the operation of a Delaware corporation.

Organization and Duration

     We were recently organized as a limited liability company under Delaware limited liability company law. We will have perpetual existence unless sooner dissolved pursuant to the terms of our company agreement. See "-- Termination and Dissolution" for a description of the provisions of our company agreement that relate to our termination and dissolution.

Purpose

     Our purpose is to engage in any lawful act or activity for which limited liability companies may be formed under the Delaware limited liability company law and engage in any and all activities necessary, convenient, desirable or incidental to this act or activity, including the acquisition, disposition, ownership, exploration, development and operation of oil or natural gas producing properties and the purchase, transportation, sale and marketing of natural gas, crude oil, natural gas liquids and other hydrocarbons.

Tax Treatment

     We have elected to be treated as a taxable corporation for United States federal income tax purposes. Under current United States federal income tax law, the tax treatment of ownership of common shares will be identical to the tax treatment of ownership of common stock in a publicly traded corporation.

Management

General

     Although we are a limited liability company, our management and corporate governance structure is similar to that of a corporation in that our business is managed by a board of directors and officers whose authority and functions are identical to the authority and functions of the board of directors and officers of a corporation organized under Delaware corporate law. Our company agreement provides explicitly that, except as otherwise specifically provided in our company agreement, the duties and obligations our officers and directors owe us and our shareholders, and any duties that may be owed by any shareholder or by any affiliates of any shareholder, are the same as the respective duties and obligations owed to a corporation organized under Delaware corporate law by its officers and directors and any similarly situated stockholder or its affiliate. However, our company agreement contains provisions that relieve Enron and its affiliates from some duties that would otherwise be owed to us and our shareholders. See "-- Reasons We Chose the Limited Liability Company Form" for a more complete description of these duties.

Board of Directors

     Our business is managed by, or under the direction of, our board of directors. Each board member serves until the next annual meeting of shareholders and until the director's successor has been elected and qualified. Our company agreement provides that the number of directors to serve on our board of directors will be determined from time to time by our board of directors but may not be less than one. Our board of directors may not decrease the size of our board of directors if doing so would shorten the term of any director. A majority of the directors then in office may elect any person to fill a vacancy on our board of directors, including a vacancy created by virtue of an increase in the size of our board of directors. The number of members of our board of directors has been set at twelve but will be increased to _____ in connection with the offering. For a description and background of our directors, see "Management -- Directors and Executive Officers."

     Our company agreement provides that our board of directors may have a standing oversight committee and that a majority of the oversight committee will be composed of directors who are not with Enron Corp. The oversight committee, among other things, would be charged with reviewing proposed transactions between Enron Corp. and its affiliates, other than Mariner and us. The Board of Directors has not established an oversight committee.

     An election of directors will be held and new directors will be elected, or existing directors will be reelected, at each annual meeting of shareholders. We will hold this meeting annually at the time our board of directors determines. We must have an annual meeting at least once every 13 months. At each election of directors, the holders of common shares will be entitled to one vote per share, and the presence, in person or by proxy, of the holders of shares of all classes or series of our equity securities possessing a majority of the voting power of all outstanding equity securities entitled to vote will constitute a quorum. To be elected as a director, a person who has been properly nominated must receive a majority of the votes cast on the election of directors at the meeting, in person or by proxy, or, if the nomination is contested, a plurality of the votes cast. Since Joint Energy is expected to hold a substantial majority of the common shares, it will control the election of all directors.

     Any director may be removed, with or without cause, by written consent or other approval of the holders of a majority of our equity securities.

Officers

     Our board of directors has the authority to appoint our officers. We will have a chairman of the board of directors and chief executive officer, a president, a general counsel and a secretary, and we may have one or more vice presidents, a treasurer and one or more assistant secretaries and assistant treasurers and other officers as our board of directors may appoint. Each of our officers will have certain authority by virtue of being appointed an officer and may be further authorized from time to time to take any action that our board of directors delegates to the officer.

Shareholders' Meetings; Voting

     Holders of record of common shares will be entitled to notice of, and to vote at, meetings of the shareholders and to act on matters as to which approvals may be solicited. There will be an annual meeting of the shareholders. Special meetings of the shareholders may be called by our board of directors or by shareholders holding at least 35% of our voting power. Each record holder of common shares will have one vote per share, although additional classes or series of equity securities may have special voting rights. See "-- Preferred Shares" for a description of our ability to issue preferred shares. Our company agreement provides that:

o our equity securities held in nominee accounts will be voted by the clearing agent, or other nominee, pursuant to the instruction of the beneficial owner, unless the arrangement between the beneficial owner and the beneficial owner's nominee provides otherwise; and

o    we may assume without inquiry that the nominee is so voting.

Common Shares

     Our company agreement authorizes the issuance of up to 50 million common shares for the consideration and on the terms and conditions that our board of directors establishes, in its sole discretion, without the approval of any holders of common shares. Shares so issued and paid for will be fully paid and nonassessable, except to the extent a shareholder knowingly receives an illegal dividend. Subject to the prior rights, if any, of the holders of any other of our company securities, the holders of common shares are:

o entitled to receive dividends ratably as our board of directors declare, if any;

o on our liquidation or dissolution, entitled to share ratably in all remaining assets after satisfaction of our liabilities to creditors; and

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                                       65


o entitled to one vote per common share on the election of directors and on all other matters submitted to a vote of shareholders.

     Each common share is identical in all respects with each other common share. Holders of common shares have no preemptive rights and no cumulative voting rights. The affirmative vote of a majority of the outstanding common shares is required to constitute shareholder action. The common shares will be our only equity interests outstanding immediately following the offering.

     Payment of dividends on the common shares is subject to restrictions contained in our revolving credit facility. The decision to pay dividends is subject to the other financial considerations our board of directors may deem relevant. We cannot assure you as to the timing or amount of any dividend that we may declare on the common shares. We have not paid any dividends to our shareholders.

Preferred Shares

     Our company agreement authorizes the issuance of up to one million preferred shares for the consideration and on the terms and conditions our board of directors establishes, in its sole discretion, without the approval of any holders of common shares. Preferred shares may be entitled to preference over the common shares on dividends, voting rights, conversion or redemption rights, amounts payable on liquidation and other matters. Preferred shares of any class or series may be entitled to other rights and privileges, or subject to other restrictions, our board of directors establishes in its sole discretion.

Transfers of Shares

     The common shares are generally freely transferable, subject to applicable securities laws, in the same manner as capital stock of a corporation. Our company agreement provides that each purchaser of common shares, by virtue of the purchase, will become a member of Mariner and will be bound by our company agreement, without the need to execute the company agreement.

Limited Liability

     Generally, the debts, obligations and liabilities of a Delaware limited liability company, whether arising in contract, tort or otherwise, are solely the debts, obligations and liabilities of the limited liability company. No owner of an equity interest in us is obligated personally for any debt, obligation or liability of the limited liability company solely by reason of being an owner of the equity interest.

Merger, Consolidation or Sale of All or Substantially All Assets

     We may merge or consolidate with, or sell all or substantially all of our assets to, one or more corporations, limited liability companies, business trusts or associations, real estate investment trusts, common law trusts or unincorporated businesses, including general or limited partnerships, only if the transaction is approved by our board of directors and a majority in interest of our equity securities.

     A holder of common shares opposing any proposed merger or consolidation, where the proposed transaction requires shareholder approval, will be afforded appraisal rights in the same manner and to the same extent that these rights would be available to the holder of stock of a Delaware corporation under the Delaware corporate law. Those rights must be perfected by the same procedure that would be required of a holder of stock of a Delaware corporation.

Amendment of Company Agreement

     In order to adopt a proposed amendment to our company agreement, our board of directors must seek written approval of the shareholders required to approve the amendment or call a meeting of shareholders to consider and vote upon the proposed amendment, except as described below. Proposed amendments must be approved by a majority in interest of our equity securities unless otherwise provided in our company agreement.

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Reasons We Chose the Limited Liability Company Form

     Although we have a corporate management structure, we were legally organized as a limited liability company, rather than a Delaware corporation, solely for purposes of creating more certainty regarding the duties of Enron Corp. and our officers and directors to us and our shareholders. Section 18-110 of the Delaware Limited Liability Company Act contains explicit provisions designed to give the maximum effect to the principle of freedom of contract and enforceability of limited liability company agreements. It provides explicitly that to the extent a shareholder or other person, including a director or officer, has fiduciary or other duties or liabilities to a Delaware limited liability company or its shareholders, these duties or liabilities may be expanded or restricted by provisions of the limited liability company agreement. It also provides that no person who relies in good faith on the provisions of the limited liability company agreement will be liable to the limited liability company or its shareholders. There are no comparably explicit provisions under Delaware corporate law. These duties for corporate directors, officers and shareholders in Delaware are defined in varying degrees of clarity through various case law opinions. As a result, the enforceability of provisions limiting fiduciary liability or defining these duties in corporate charters is less certain.

     Under Delaware law, a controlling shareholder of a Delaware corporation has certain fiduciary duties to the corporation, including the duty not to pursue for its own account a business opportunity that is in the same line of business as the corporation or in which the corporation has an interest or expectancy, unless the controlling shareholder first offers the opportunity to the corporation and the corporation declines to pursue it. Not all business opportunities are required to be offered, and there is a lack of clear guidance in case law regarding which opportunities are required to be offered and which are not. Our company agreement contains provisions explicitly:

o relieving Enron Corp. and its affiliates, other than Mariner, from any obligation to offer business opportunities to us or to any of our subsidiaries;

o waiving any claim that any business opportunity pursued by or to be pursued by Enron Corp. or any of its affiliates constitutes a business opportunity that was misappropriated; and

o providing generally that neither Enron Corp. nor any affiliate of Enron Corp. has any obligation to refrain from engaging in activities that may be competitive with our activities.

     Our company agreement does not, however, permit:

o a natural person to usurp, solely for his or her personal benefit, a business opportunity of ours presented to that person in his or her capacity as an officer or director, unless the officer or director first presented the opportunity to us and we declined to pursue it; or

o Enron Corp. or any of its affiliates, other than Mariner, to usurp a business opportunity of ours presented to an officer or director serving as such at the request of Enron Corp. solely in his or her capacity as an officer or director of Mariner unless the officer or director first presented the opportunity to us and we declined to pursue it.

     Our company agreement does provide that Enron Corp. or any of its affiliates, other than us, may pursue any business opportunity that is separately presented to or identified by Enron Corp. or any of its affiliates, other than us, even if the opportunity has also been presented to one of our officers or directors. The provisions of the company agreement applicable to Enron Corp. may also be applicable to an entity that acquires Enron Corp.'s common shares other than in a public offering.

Fiduciary and Other Duties

     The fiduciary obligations of officers, directors and affiliates of limited liability companies is a developing area of the law. In an effort to create more certainty regarding the duties of Enron Corp. and its affiliates, other than Mariner, to us and our shareholders and the duties of our officers and directors to us and our shareholders, our company agreement specifies the standards of behavior required of these persons, establishes procedures that may be used for resolutions of conflicts of interest and describes activities that will not be deemed to violate fiduciary or other duties.

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                                       67



     Our company agreement provides that, except as otherwise specifically provided, the duties and obligations of our officers, directors and affiliates to us and our shareholders will be the same as the duties owed by officers, directors and affiliates of a corporation organized under the Delaware corporate law to the corporation and its stockholders. We believe that there is more certainty under the Delaware corporate law regarding duties owed by these persons than under Delaware limited liability company law, primarily because there are many judicial decisions under the Delaware corporate law and comparable corporate statutes. Other provisions of our company agreement modify these fiduciary duties and limit the liability of officers, directors and affiliates to us and our shareholders. These provisions are intended to permit Enron Corp. and its affiliates, other than Mariner, to deal with us and others, and to permit our officers and directors to perform their duties to us, without undue uncertainty regarding the standards by which they will be judged or undue risk of liability. We believe that these provisions are necessary to provide certainty and fairness in the relationships between Enron Corp. and its affiliates, other than Mariner, and us, many of which involve conflicts of interest, and to permit Enron Corp. to continue to conduct its business without undue risk of liability. See "Certain Relationships and Related Transactions -- Enron Corp. and Affiliates" for a description of our transactions with Enron Corp. Our company agreement provides, among other things, that:

o our officers, directors or affiliates will not be liable for errors in judgment or for any act or omission if the person acted in good faith;

o Enron Corp. and its affiliates, other than Mariner, will have no obligation to offer to sell us any assets or related interest;

o it will not constitute a breach of fiduciary or other duty for Enron Corp. and its affiliates to engage in activities of the type we conduct, even if in direct competition with us, including the ownership and operation of interests in companies that engage in oil and gas exploration and production activities;

o the approval by our oversight committee of the terms of any proposed transaction between Enron Corp. or its affiliates, other than Mariner, and us, including the amendment of any contract, shall be deemed to be a conclusive determination that this transaction does not constitute a breach of fiduciary or other duty owed by Enron Corp. or its affiliates, other than Mariner, as long as the material facts known to Enron Corp. or its affiliates regarding this proposed transaction were disclosed to our oversight committee at the time it gave its approval;

o it will not constitute a breach of fiduciary or other duty for Enron Corp. and its affiliates and our officers or directors, including the oversight committee, to resolve conflicts of interest, as long as the resolution of these conflicts is fair to us, taking into account the relevant interests of the parties;

o it will not constitute a breach of fiduciary or other duty for one of our officers or directors to engage attorneys, accountants, engineers and other advisors on our behalf or our board of directors or any committee, even though these persons may also be retained from time to time by Enron Corp. or its affiliates; and these persons may be engaged with respect to any matter in which our interests and Enron Corp. and its affiliates may differ, or may be engaged by both us and Enron Corp. or its affiliates with respect to a matter, as long as the officer or director reasonably believes that any conflict between us and Enron Corp. and its affiliates, other than Mariner, related to the matter is not material; and

o each holder of common shares, in becoming a holder of common shares, consents to the terms and provisions of our company agreement.

     Our company agreement provides that any resolution or course of action related to a conflict of interest will be conclusively deemed fair to us if the resolution or course of action is:

o approved by our oversight committee without bad faith and after disclosure of all known material facts;

o made or taken on terms no less favorable to us than those generally provided to or available from unrelated third parties; or

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                                       68



o a commercially fair resolution or course of action, taking into account the circumstances surrounding the course of action or conflict of interest and the totality of the relationships among the parties involved and the relative interests of the parties.

Indemnification

     Our company agreement provides that we will indemnify our directors and officers from liabilities arising in the course of these persons' service to us. The indemnitee must have acted in good faith and in a manner that the indemnitee believed to be in or not opposed to our best interests. If the proceeding is criminal, the indemnity must have had no reasonable cause to believe the indemnitee's conduct was unlawful. These liabilities include all damages, including reasonable legal fees and expenses. We carry directors' and officers' liability insurance for potential liability under this indemnification. The holders of common shares will not be personally liable for the indemnification, although our responsibility for the cost of this indemnification could adversely affect the value of the common shares.

Right to Information

     In addition to other rights specifically listed in our company agreement, and subject to the reasonable standards as we establish, each shareholder is entitled to all information to which a member of a Delaware limited liability company is entitled to have access pursuant to Section 18-305 of the Delaware Limited Liability Company Act under the circumstances and subject to the conditions stated in that provision.

Termination and Dissolution

     We will have perpetual existence, unless sooner terminated pursuant to our company agreement. Our company agreement provides that we will be dissolved upon:

o the consent of the board of directors and holders of a majority of our equity interest; or

o    the entry of a decree of our judicial dissolution.

The death, resignation, dissolution or bankruptcy of any shareholder will not constitute a dissolution event.

Liquidation and Distribution of Proceeds

     On our dissolution, the liquidator will liquidate our assets and apply the proceeds of liquidation in the order of priority our company agreement establishes. Generally, after discharging our debts and liabilities, including the costs of liquidation, any remaining proceeds will be distributed to our shareholders.

Transfer Agent and Registrar

     The transfer agent and registrar for our common shares is .

Comparison of us with a Delaware Corporation

     We will be managed in a manner similar to that of a corporation. Under the Delaware limited liability company act, a limited liability company may elect in its limited liability company agreement to be governed in a manner essentially the same as a Delaware corporation, a Delaware general or limited partnership, a Delaware close corporation or any combination. Our company agreement establishes the relationship of our shareholders to us and to one another and how we will conduct our operations and the manner by which we will be governed, much like the articles and bylaws of a Delaware corporation does for that corporation. Although we are not subject to the Delaware corporate law, the Delaware limited liability act permits a limited liability company agreement to provide, and our company agreement does provide:

o that the management of a limited liability company will be conducted by a board of directors and officers designated by the board; and

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                                       69


o that the holders of shares in the limited liability company, as is the case with the holders of our common shares, except as otherwise expressly provided in our company agreement, will be afforded substantially all of the rights that are afforded holders of common stock issued by a corporation organized under the Delaware corporate law.

     Specifically, our company agreement and the Delaware limited liability company act provide the following corporate governance provisions and shareholders rights, among others, that are consistent with the analogous features of a Delaware corporation:

o our affairs will be managed by our board of directors elected by our shareholders;

o our officers will be elected by our board of directors and serve at the discretion and pleasure of our board of directors;

o shareholder actions will be conducted at annual or special meetings of shareholders called by our board of directors;

o holders of our common shares generally are not personally liable or assessable for our obligations;

o holders of our common shares are entitled to receive dividends when, as and if declared by our board of directors;

o holders of our common shares generally are entitled to receive a ratable portion of our assets after payment of our liabilities upon dissolution;

o holders of our common shares have the right to bring a derivative action against our management on our behalf;

o holders of our common shares after the offering will not be entitled to preemptive rights with respect to the issuance of our securities; and

o holders of our common shares opposing any proposed merger or consolidation, where the proposed transaction requires shareholder approval, will be afforded appraisal rights in the same manner and to the same extent that these rights would be available to the holder of stock of a Delaware corporation under the Delaware corporate law, and those rights must be perfected by the same procedure that would be required of a holder of stock of a Delaware corporation.

Registration Rights

     Under the terms of our shareholders' agreement, we are obligated to register, on three occasions, the common shares held by Joint Energy and Enron under certain circumstances, after the expiration of 90 days after the consummation of any underwritten initial public offering. In connection with the offering, Joint Energy and Enron have agreed with the underwriters that they will not exercise these rights or sell any shares, other than shares Joint Energy and Enron may sell in the offering, within 180 days of the offering. In addition, if we propose to register any common shares under applicable securities laws, we are required to afford our existing shareholders the right to include their common shares in that registration, with some limitations.

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                                       70



                         SHARES ELIGIBLE FOR FUTURE SALE

     There is currently no public market for our common shares. Future sales of substantial amounts of our common shares in the public market, or the perception that those sales could occur, could adversely affect the market price of our common shares.

     After the offering, we will have outstanding _____ common shares. Of these shares, the shares sold in the offering will be freely tradable without restriction or further registration under the Securities Act, unless they are purchased by our "affiliates," as that term is defined in Rule 144 under the Securities Act, which sales would be subject to certain restrictions under Rule
144. The remaining _____ outstanding common shares will be "restricted securities," as that term is defined in Rule 144, and may be sold only if registered or pursuant to an exemption from registration such as that provided by Rule 144. Joint Energy, Enron and the existing shareholders also have registration rights. See "Description of Our Company Agreement and Common Shares -- Registration Rights" for a description of these registration rights. In connection with the offering, we, our officers and directors, Joint Energy and Enron, who in the aggregate own or have the right to acquire common shares, have agreed that, subject to exceptions relating to transfers that will not occur in market transactions and other exceptions, will not sell, offer or contract to sell any common shares without the prior written consent of Credit Suisse First Boston Corporation for a period of 180 days after the date of this prospectus. For a discussion of the exceptions to this restriction, see "Underwriting."

     We also had outstanding options to purchase an aggregate of 2,226,948 common shares as of June 30, 2000. We intend to file a Registration Statement on Form S-8 under the Securities Act to register _____ common shares reserved for issuance under our _____ Share Option Plan.

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                                       71


                                  UNDERWRITING

     Under the terms and subject to the conditions contained in an underwriting agreement dated _____, 2000, we and the selling shareholders have agreed to sell to the underwriters named below, for whom Credit Suisse First Boston Corporation, Banc of America Securities LLC, Morgan Stanley & Co. Incorporated, PaineWebber Incorporated and Petrie Parkman & Co., Inc. are acting as representatives, the following respective numbers of common shares:

                                                     Number
                  Underwriter                      of Shares
      ----------------------------------          ----------
      Credit Suisse First Boston Corporation....
      Banc of America Securities LLC............
      Morgan Stanley & Co. Incorporated.........
      PaineWebber Incorporated..................
      Petrie Parkman & Co., Inc.................
                Total...........................

     The underwriting agreement provides that the underwriters are obligated to purchase all the common shares in this offering if any are purchased, other than those shares covered by the over-allotment option described below. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may be increased or this offering of common shares may be terminated.

     We and the selling shareholders have granted to the underwriters a 30-day option to purchase on a pro-rata basis up to _____ additional shares from us and _____ additional outstanding shares from the selling shareholders at the initial public offering price less the underwriting discounts and commissions. The option may be exercised only to cover any over-allotments of common shares.

     The underwriters propose to offer the common shares initially at the public offering price set forth on the cover page of this prospectus and to selling group members at that price less a concession of $_____ per share. The underwriters and the selling group members may allow a discount of $_____ per share on sales to other broker/dealers. After the initial public offering, the public offering price and concession and discount to broker/dealers may be changed by the underwriters.

     The following table summarizes the compensation and the estimated expenses we and the selling shareholders will pay.

                                                               Per Share                        Total
                                                         Without          With          Without          With
                                                     Over-allotment  Over-allotment Over-allotment  Over-allotment
Underwriting Discounts and Commissions payable by us..     $               $              $               $
Expenses payable by us................................     $               $              $               $
Underwriting  Discounts and Commissions paid by the
selling shareholders..................................     $               $              $               $
Expenses payable by the selling shareholders..........     $               $              $               $

     The underwriters do not intend to confirm sales to any accounts over which they exercise discretionary authority.

     Bank of America, N.A. is the agent and a lender under our revolving credit facility. We have paid Bank of America, N.A. customary interest, fees and compensation in connection with our revolving credit facility. We may use more than 10% of the net proceeds from the sale of the common shares to repay all indebtedness owed by us to Bank of America, N.A. under the revolving credit facility. Accordingly, this offering is being made in compliance with the requirements of Rule 2710(c)(8) of the National Association of Securities Dealers, Inc. Conduct Rules. This rule provides generally that if more than 10% of the net proceeds from the sale of common stock, not including underwriting compensation, is paid to the underwriters or their affiliates, the initial public offering price of the shares may not be higher than that recommended by a "qualified independent underwriter" meeting specified standards. Accordingly, if Bank of America, N.A. receives more than 10% of the net proceeds, Credit Suisse First Boston Corporation will assume the responsibilities of acting as the qualified independent underwriter in pricing this offering and conducting due diligence. The initial public offering price of the common shares set forth on the cover page of this prospectus will be no higher than the price recommended by Credit Suisse First Boston Corporation.

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     We, each of our directors and officers, Joint Energy and Enron have agreed not to offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, or file with the SEC a registration statement under the Securities Act relating to any of our common shares, other than the shares Joint Energy and Enron sell in the offering, or any securities convertible into or exchangeable or exercisable for any of our common shares, or publicly disclose the intention to make any such offer, sale, pledge, disposition or filing, without the prior written consent of Credit Suisse First Boston Corporation for a period of 180 days after the date of this prospectus. The primary exceptions to these restrictions are:

o our issuance of common shares under our employee benefit plans and registration of these issuances;

o transfers by Joint Energy and Enron of common shares, or securities convertible into common shares, to an affiliate that agrees to be bound by the restrictions; and

o bona fide gifts by individuals if the donee agrees to be bound by these restrictions.

     We and the selling shareholders have agreed to indemnify the underwriters against liabilities under the Securities Act, or to contribute to payments that the underwriters may be required to make in that respect.

     We have made application to list our common shares on The Nasdaq Stock Market's National Market.

     In the ordinary course of their business, some of the underwriters and their affiliates have in the past and may in the future engage in investment banking and other financial transactions with us, including providing financial advisory services.

     Before this offering, there has been no public market for our common shares. The initial public offering price will be determined by negotiations between us and the underwriters. The principal factors considered in determining the initial public offering price include:

o    market conditions for initial public offerings;

o    the history of and prospects for our business;

o    our past and present operations;

o    our past and present earnings and current financial position;

o    an assessment of our management;

o the market for securities of companies in businesses similar to our business; and

o    the general condition of the securities markets.

     We cannot assure you that the initial public offering price will correspond to the price at which the common shares will trade in the public market after the offering or that an active trading market for the common shares will develop and continue after the offering.

     The underwriters may engage in over-allotment, stabilizing transactions, syndicate covering transactions, penalty bids and "passive" market making in accordance with Regulation M under the Securities Exchange Act of 1934.

o Over-allotment involves syndicate sales in excess of the offering size, which creates a syndicate short position.

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o    Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

o Syndicate covering transactions involve purchases of the common shares in the open market after the distribution has been completed in order to cover syndicate short positions.

o Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when the common shares originally sold by the syndicate member are purchased in a stabilizing transaction or in a syndicate covering transaction to cover syndicate short positions.

o In "passive" market making, market makers in the common shares who are underwriters or prospective underwriters may, subject to certain limitations, make bids for or purchases of the common shares until the time, if any, at which a stabilizing bid is made.

     These stabilizing transactions, syndicate covering transactions and penalty bids may cause the price of our common shares to be higher than it would otherwise be in the absence of these transactions. These transactions may be effected on The Nasdaq National Market or otherwise and, if commenced, may be discontinued at any time.

                          NOTICE TO CANADIAN RESIDENTS

Resale Restrictions

     The distribution of the common shares in Canada is being made only on a private placement basis exempt from the requirement that we prepare and file a prospectus with the securities regulatory authorities in each province where trades of common shares are effected. Accordingly, any resale of the common shares in Canada must be made in accordance with applicable securities laws which will vary depending on the relevant jurisdiction and which may require resales to be made in accordance with available statutory exemptions or pursuant to a discretionary exemption granted by the applicable Canadian securities regulatory authority. Purchasers are advised to seek legal advice prior to any resale of the common shares.

Representations of Purchasers

     Each purchaser of common shares in Canada who receives a purchase confirmation will be deemed to represent to us and the dealer from whom the purchase confirmation is received that: (i) the purchaser is entitled under applicable provincial securities laws to purchase common shares without the benefit of a prospectus qualified under those securities laws; (ii) where required by law, the purchaser is purchasing as principal and not as agent; and
(iii) the purchaser has reviewed the text above under "-- Resale Restrictions."

Rights of Action (Ontario Purchasers)

     The securities being offered are those of a foreign issuer and Ontario purchasers will not receive the contractual right of action prescribed by Ontario's securities law. As a result, Ontario purchasers must rely on other remedies that may be available, including common law rights of action for damages, rescission or rights of action under the civil liability provisions of the United States federal securities laws.

Enforcement of Legal Rights

     All of the issuer's directors and officers as well as the experts named in this prospectus may be located outside of Canada and, as a result, it may not be possible for Canadian purchasers to effect service of process within Canada upon the issuer or these persons. All or a substantial portion of the assets of the issuer and these persons may be located outside of Canada and, as a result, it may not be possible to satisfy a judgment against the issuer or these persons in Canada or to enforce a judgment obtained in Canadian courts against the issuer or persons outside of Canada.

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Notice to British Columbia Residents

     A purchaser of common shares to whom the Securities Act (British Columbia) applies is advised that the purchaser is required to file with the British Columbia Securities Commission a report within ten days of the sale of any common shares acquired by the purchaser pursuant to the offering. This report must be in the form attached to British Columbia Securities Commission Blanket Order BOR #95/17, a copy of which may be obtained from us. Only one report must be filed related to the common shares acquired on the same date and under the same prospectus exemption.

Taxation and Eligibility for Investment

     Canadian purchasers of common shares should consult their own legal and tax advisors with respect to the tax consequences of an investment in the common shares in their particular circumstances and with respect to the eligibility of the common shares for investment by the purchaser under relevant Canadian legislation.

                                  LEGAL MATTERS

     Legal matters related to the common shares being issued in the offering are being passed upon for us by Fulbright & Jaworski L.L.P., Houston, Texas. Legal matters in connection with the offering will be passed upon for the underwriters by Andrews & Kurth L.L.P., Houston, Texas.

                                     EXPERTS

     The consolidated financial statements as of December 31, 1998 and 1999 and for each of the three years in the period ended December 31, 1999 included in this prospectus and the related financial statement schedule included elsewhere in the registration statement have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report appearing in this prospectus, and have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

                         INDEPENDENT PETROLEUM ENGINEERS

     The estimated reserve evaluations and related calculations of Ryder Scott Company, L.P., our independent petroleum engineers, have been included in this prospectus in reliance upon the authority of that firm as an expert in petroleum engineering.

                       WHERE YOU CAN FIND MORE INFORMATION

     This prospectus is part of a registration statement on Form S-1 under the Securities Act relating to our common shares. As permitted by Securities and Exchange Commission rules, this prospectus does not include all the information we have included in the registration statement. You may refer to the registration statement and the related exhibits and schedules we filed with the Securities and Exchange Commission for more information about us and our common shares. You can read and copy the registration statement, exhibits and schedules at the Securities and Exchange Commission's public reference room at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, and at the Securities and Exchange Commission's regional offices located at 500 West Madison Street, Suite 1400, Chicago, Illinois 60661 and at Seven World Trade Center, Suite 1300, New York, New York 10048. You can obtain information about the operation of the Securities and Exchange Commission's public reference room at 1-800-SEC-0330. The Securities and Exchange Commission also maintains an Internet site that contains reports, proxy and information statements, and other information about issuers that file electronically with the Securities and Exchange Commission. The address of that site is http://www.sec.gov.

     Following this offering, we will be required to file current reports, quarterly reports, annual reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy those reports, proxy statements and other information at the Securities and Exchange Commission's public reference room and regional offices or through its Internet site. We intend to furnish our shareholders with annual reports that will include a description of our operations and audited financial statements certified by an independent public accounting firm.

                      GLOSSARY OF OIL AND NATURAL GAS TERMS

     "3-D seismic" (Three-Dimensional Seismic Data) Geophysical data that depicts the subsurface strata in three dimensions. 3-D seismic typically provides a more detailed and accurate interpretation of the subsurface strata than 2-D seismic.

     "2-D seismic" Seismic data that are acquired and processed to yield a two-dimensional cross section of the substance.

     "appraisal well" means a well drilled several spacing locations away from a producing well to determine the boundaries or extent of a productive formation and to establish the existence of additional reserves.

     "Bbl" One stock tank barrel, or 42 U.S. gallons liquid volume, used in this prospectus in reference to crude oil, condensate or other liquid hydrocarbons.

     "Bcf" One billion cubic feet of natural gas.

     "Bcfe" One billion cubic feet of natural gas equivalent (see Mcfe for equivalency).

     "development well" A well drilled within the proved boundaries of an oil or natural gas reservoir with the intention of completing the stratigraphic horizon known to be productive.

     "exploitation well" Ordinarily considered to be a development well drilled within a known reservoir. We use the word to refer to deepwater wells that are drilled on offshore leaseholds held (usually under farmout agreements) where a previous exploratory well showing the existence of potentially productive reservoirs was drilled, but the reservoir was by-passed for development by the owner who drilled the exploratory well; thus we distinguish our development wells on our own properties from these exploitation wells.

     "exploratory well" A well drilled to find and produce oil or natural gas in an unproved area, to find a new reservoir in a field previously found to be productive of oil or natural gas in another reservoir, or to extend a known reservoir.

     "farmout" The term used to describe the action taken by the person making a transfer of a leasehold interest in an oil and gas property pursuant to a farmout agreement.

     "farmout agreement" A common form of agreement between oil and gas operators pursuant to which an owner of an oil and gas leasehold interest that does not want to drill at the time agrees to assign the leasehold interest, or some portion of it, to another operator that does want to drill the tract. The assignor in these transactions may retain some interest in the property such as an overriding royalty interest or a production payment, and, typically, the assignee of the leasehold interest has an obligation to drill one or more wells on the assigned acreage as a prerequisite to completion of the transfer to it.

     "generate" Generally refers to the creation of an exploration or exploitation idea after evaluation of seismic and other available data.

     "infill well" A well drilled between known producing wells to better exploit the reservoir.

     "lease operating expenses" The expenses of lifting oil or gas from a producing formation to the surface, and the transportation and marketing thereof, constituting part of the current operating expenses of a working interest, and also including labor, superintendence, supplies, repairs, short-lived assets, maintenance, allocated overhead costs, ad valorem taxes and other expenses incidental to production, but not including lease acquisition or drilling or completion expenses.

     "MBbls" One thousand barrels of crude oil or other liquid hydrocarbons.

     "Mcf" One thousand cubic feet of natural gas.

     "Mcfe" One thousand cubic feet of natural gas equivalent, assuming the conversion of one barrel of oil to six Mcf of natural gas based on commonly accepted rough equivalency of energy content.

     "MMBtu" One million British thermal units.

     "MMcf" One million cubic feet of natural gas.

     "MMcfe" One million cubic feet of natural gas equivalent (see Mcfe for equivalency).

     "net revenue interest" An interest in all oil and natural gas produced and saved from, or attributable to, a particular property, net of all royalties, overriding royalties, net profits interests, carried interests, reversionary interests and any other burdens to which the person's interest is subject.

     "payout" Generally refers to the recovery by the incurring party to an agreement of its costs of drilling, completing, equipping and operating a well before another party's participation in the benefits of the well commences or is increased to a new level.

     "present value of estimated future net revenues" An estimate of the present value of the estimated future net revenues from proved oil and gas reserves at a date indicated after deducting estimated production and ad valorem taxes, future capital costs and operating expenses, but before deducting any estimates of federal income taxes. The estimated future net revenues are discounted at an annual rate of 10%, in accordance with the Securities and Exchange Commission's practice, to determine their "present value." The present value is shown to indicate the effect of time on the value of the revenue stream and should not be construed as being the fair market value of the properties. Estimates of future net revenues are made using oil and natural gas prices and operating costs at the date indicated and held constant for the life of the reserves.

     "producing well" or "productive well" A well that is producing oil or natural gas or that is capable of production without further capital expenditure.

     "proved developed reserves" Proved developed reserves are those quantities of crude oil, natural gas and natural gas liquids that, upon analysis of geological and engineering data, are expected with reasonable certainty to be recoverable in the future from known oil and natural gas reservoirs under existing economic and operating conditions. This classification includes:

o proved developed producing reserves, which are those expected to be recovered from currently producing zones under continuation of present operating methods; and

o proved developed non-producing reserves, which consist of (1) reserves from wells that have been completed and tested but are not yet producing due to lack of market or minor completion problems that are expected to be corrected, and (2) reserves currently behind the pipe in existing wells that are expected to be productive due to both the well log characteristics and analogous production in the immediate vicinity of the well.

     "proved reserves" The estimated quantities of crude oil, natural gas and other hydrocarbon liquids that geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions.

     "proved undeveloped reserves" Proved reserves that may be expected to be recovered from existing wells that will require a relatively major expenditure to develop or from undrilled acreage adjacent to productive units that are reasonably certain of production when drilled.

     "royalty interest" An interest in an oil and gas lease that gives the owner of the interest the right to receive a portion of the production from the leased acreage or the proceeds from the sale of the production, but generally does not require the owner to pay any portion of the costs of drilling or operating the wells on the leased acreage. Royalty interests may be either landowner's royalty interests, which are reserved by the owner of the leased acreage at the time the lease is granted, or overriding royalty interests, which are usually carved from the leasehold interest pursuant to an assignment to a third party or reserved by an owner of the leasehold in connection with a transfer of the leasehold to a subsequent owner.

     "subsea tieback" A productive well that has its wellhead equipment located on the sea floor and is connected by control and flow lines to an existing production platform located in the vicinity.

     "working interest" The interest in an oil and gas property (normally a leasehold interest) that gives the owner the right to drill, produce and conduct oil and gas operations on the property and the right to a share of production, subject to all royalties, overriding royalties and other burdens and to all costs of exploration, development and operations and all risks in connection therewith.

                               MARINER ENERGY LLC

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS


INDEPENDENT AUDITORS' REPORT..............................................F-2

CONSOLIDATED BALANCE SHEETS...............................................F-3
  As of December 31, 1998 and 1999

CONSOLIDATED STATEMENTS OF OPERATIONS.....................................F-4
  Years Ended December 31, 1997, 1998 and 1999

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY...........................F-5
 Years Ended December 31, 1997, 1998 and 1999

CONSOLIDATED STATEMENTS OF CASH FLOWS.....................................F-6
 Years Ended December 31, 1997, 1998 and 1999

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS................................F-7

CONDENSED CONSOLIDATED BALANCE SHEETS (UNAUDITED)........................F-19
  As of December 31, 1999 and June 30, 2000

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)..............F-20
  For the Six Months Ended June 30, 2000 and 1999

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)..............F-21
 For the Six Months Ended June 30, 2000 and 1999

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED).........F-22

                          INDEPENDENT AUDITORS' REPORT

Board of Directors and Stockholders
Mariner Energy LLC
Houston, Texas

     We have audited the accompanying consolidated financial statements of Mariner Energy LLC (the "Company"), as listed in the Index to Consolidated Financial Statements. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Mariner Energy LLC as of December 31, 1998 and 1999, and the results of its operations and cash flows for the years ended December 31, 1997, 1998 and 1999, in conformity with accounting principles generally accepted in the United States of America.

/s/ DELOITTE & TOUCHE LLP
DELOITTE & TOUCHE LLP

Houston, Texas
March 28, 2000

                               MARINER ENERGY LLC

                           CONSOLIDATED BALANCE SHEETS
                      (in thousands, except per share data)

                                     ASSETS

                                                               December 31,
                                                            1998         1999
                                                         ---------    ---------
CURRENT ASSETS:
  Cash and cash equivalents ............................ $     802    $     123
  Receivables ..........................................    15,657       22,766
  Prepaid expenses and other ...........................     7,234        4,891
                                                         ---------    ---------
          Total current assets .........................    23,693       27,780
                                                         ---------    ---------
PROPERTY AND EQUIPMENT:
  Oil and gas properties, at full cost:
     Proved ............................................   316,056      379,301
     Unproved, not subject to amortization .............    84,076       81,897
                                                         ---------    ---------
          Total ........................................   400,132      461,198
  Other property and equipment .........................     3,300        3,982
  Accumulated depreciation, depletion and amortization..  (167,846)    (199,233)
                                                         ---------    ---------
          Total property and equipment, net ............   235,586      265,947
                                                         ---------    ---------
OTHER ASSETS, net of amortization ......................     3,513        3,489
                                                         ---------    ---------
TOTAL ASSETS ........................................... $ 262,792    $ 297,216
                                                         =========    =========

       LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES:
  Accounts payable ..................................... $  20,375    $  30,269
  Accrued liabilities ..................................    29,082       25,389
  Accrued interest .....................................     4,953        8,868
                                                         ---------    ---------
  Total current liabilities ............................    54,410       64,526
                                                         ---------    ---------
ACCRUAL FOR FUTURE ABANDONMENT COSTS ...................     2,824        4,226
LONG-TERM DEBT:
  Subordinated notes ...................................    99,624       99,673
  Revolving credit facility ............................    53,400       42,600
  Senior credit facility ...............................      --         25,000
  Enron credit facility ................................    25,000       50,000
                                                         ---------    ---------
          Total long-term debt .........................   178,024      217,273
                                                         ---------    ---------
COMMITMENTS AND CONTINGENCIES
STOCKHOLDERS' EQUITY:
  Preferred stock $0.01 par value
  (authorized  1,000,000 shares; none issued)...........        --           --
  Common stock, $0.01 par value
  (authorized 50,000,000 shares;
  issued and outstanding
  1998-- 13,928,304, 1999-- 13,928,304 shares)..........       139          139
  Additional paid-in-capital ...........................   124,718      124,718
  Accumulated deficit ..................................   (97,323)    (113,666)
                                                         ---------    ---------
          Total stockholders' equity ...................    27,534       11,191
                                                         ---------    ---------
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY ............. $ 262,792    $ 297,216
                                                         =========    =========


    The accompanying notes are an integral part of these financial statements

                               MARINER ENERGY LLC

                      CONSOLIDATED STATEMENTS OF OPERATIONS
                      (in thousands, except per share data)


                                                  Year            Year             Year
                                                  Ended           Ended           Ended
                                              December 31,    December 31,     December 31,
                                                  1997            1998             1999
                                             --------------  --------------  ---------------
REVENUES:
  Oil sales ...............................   $     18,061    $     10,066    $      8,600
  Gas sales ...............................         44,710          46,624          43,868
                                              ------------    ------------    ------------
          Total revenues ..................         62,771          56,690          52,468
                                              ------------    ------------    ------------
COSTS AND EXPENSES:
  Lease operating expenses ................          9,376           9,858          11,453
  Depreciation, depletion and amortization          31,719          33,833          32,526
  Impairment of oil and gas properties ....         28,514          50,800            --
  General and administrative expenses .....          3,195           4,749           5,396
  Provision for litigation ................           --             2,800            --
                                              ------------    ------------    ------------
          Total costs and expenses ........         72,804         102,040          49,375
                                              ------------    ------------    ------------
OPERATING INCOME (LOSS) ...................        (10,033)        (45,350)          3,093
INTEREST:
  Other income ............................            467             313              36
  Other expense ...........................        (10,644)        (13,384)        (19,472)
                                              ------------    ------------    ------------
INCOME (LOSS) BEFORE INCOME TAXES .........        (20,210)        (58,421)        (16,343)
PROVISION FOR INCOME TAXES ................           --              --              --
                                              ------------    ------------    ------------
NET INCOME (LOSS) .........................   $    (20,210)   $    (58,421)   $    (16,343)
                                              ============    ============    ============
BASIC AND DILUTED EARNINGS (LOSS) PER SHARE   $      (1.71)   $      (4.47)   $      (1.17)
                                              ============    ============    ============
WEIGHTED AVERAGE COMMON SHARES OUTSTANDING      11,841,793      13,079,742      13,928,304
                                              ============    ============    ============


    The accompanying notes are an integral part of these financial statements

                               MARINER ENERGY LLC

                 CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                     (in thousands, except number of shares)




                                                       Common Stock        Additional                  Total
                                                  -----------------------   Paid-in   Accumulated  Stockholders'
                                                     Shares      Amount     Capital     Deficit       Equity
                                                  ------------- --------- ----------- ------------ -------------
Balance at December 31, 1996................       11,831,364        119      95,626     (18,692)      77,053
  Sale of common stock .....................           39,792         --         331          --          331
          Net loss .........................               --         --          --     (20,210)     (20,210)
                                                  -----------    -------   ---------    ---------    --------
Balance at December 31, 1997................       11,871,156        119      95,957     (38,902)      57,174
Proceeds from sale of common stock..........        2,057,148         20      28,761          --       28,781
          Net loss .........................               --        --           --     (58,421)     (58,421)
                                                  -----------    -------   ---------    ---------    --------
Balance at December 31, 1998................       13,928,304        139     124,718     (97,323)      27,534
          Net loss .........................               --         --          --     (16,343)     (16,343)
                                                  -----------    -------   ---------    ---------
Balance at December 31, 1999................      $13,928,304    $   139   $ 124,718   $(113,666)    $ 11,191
                                                  ===========    =======   =========   ==========    ========

    The accompanying notes are an integral part of these financial statements

                               MARINER ENERGY LLC

                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (in thousands)


                                                                                Year Ended December 31,
                                                                         -------------------------------------
                                                                             1997         1998         1999
                                                                         ------------  ----------  -----------
OPERATING ACTIVITIES:

  Net income (loss) ...................................................   $ (20,210)   $ (58,421)   $ (16,343)
  Adjustments to reconcile  net income  (loss) to net cash  provided by operating activities:
     Depreciation, depletion and amortization .........................      32,588       33,762       32,837
     Impairment of oil and gas properties .............................      28,514       50,800           --
     Provision for litigation .........................................          --        2,800           --
  Changes in operating assets and liabilities:
     Receivables ......................................................      (5,014)       2,928       (7,559)
     Other current assets .............................................      (3,210)      (3,606)       2,343
     Other assets .....................................................        (483)         379           24
     Accounts payable and accrued liabilities .........................      20,693       11,703       10,566
                                                                          ---------    ---------    ---------
          Net cash provided by operating activities ...................      52,878       40,345       21,868
                                                                          ---------    ---------    ---------
INVESTING ACTIVITIES:
  Additions to oil and gas properties .................................     (68,317)    (140,777)     (80,823)
  Additions to other property and equipment ...........................        (551)      (1,078)        (682)
  Proceeds from property conveyances ..................................          --           --       19,758
                                                                          ---------    ---------    ---------
          Net cash used in investing activities .......................     (68,868)    (141,855)     (61,747)
                                                                          ---------    ---------    ---------
FINANCING ACTIVITIES:
  Payments of debt issue costs ........................................         (29)          --           --
  Proceeds from revolving credit facility, net ........................      14,000       39,400      (10,800)
  Proceeds from Senior credit facility ................................          --       25,000           --
  Proceeds from Enron credit facility .................................          --           --       50,000
  Proceeds from sale of common stock ..................................         331       28,781           --
                                                                          ---------    ---------    ---------
          Net cash provided by financing activities ...................      14,302       93,181       39,200
                                                                          ---------    ---------    ---------
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS ......................      (1,688)      (8,329)        (679)
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD ......................      10,819        9,131          802
                                                                          ---------    ---------    ---------
CASH AND CASH EQUIVALENTS AT END OF PERIOD ............................   $   9,131    $     802    $     123
                                                                          =========    =========    =========


    The accompanying notes are an integral part of these financial statements

                               MARINER ENERGY LLC

                   NOTES TO  CONSOLIDATED  FINANCIAL  STATEMENTS  For the  Years
              Ended December 31, 1997, 1998 and 1999

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     Organization -- In 1996, Hardy Oil & Gas USA Inc., (the "Acquired Company"), was a wholly owned subsidiary of Hardy Holdings Inc., which is a wholly owned subsidiary of Hardy Oil & Gas plc ("Hardy plc"), a public company incorporated in the United Kingdom. Pursuant to a stock purchase agreement dated April 1, 1996, Joint Energy Development Investments Limited Partnership ("Joint Energy"), which is an affiliate of Enron Capital & Trade Resources Corp., as of September 1, 1999 known as Enron North America Corp. ("ENA"), together with members of management of the Acquired Company, formed Mariner Holdings, Inc. ("Mariner Holdings"), which then purchased from Hardy Holdings Inc. all of the issued and outstanding stock of the Acquired Company for a purchase price of approximately $185.5 million effective April 1, 1996 for financial accounting purposes (the "Acquisition"). As a result of the sale of Hardy Oil & Gas USA Inc.'s common stock, the Acquired Company changed its name to Mariner Energy, Inc. ("Mariner Energy"). Additionally, Enron and Mariner Holdings entered into agreements with certain members of the Acquired Company's management providing for a continued role of management after the Acquisition. In October 1998 Mariner Energy Inc., Joint Energy and other management shareholders exchanged all of their common shares of Mariner Holdings for an equivalent ownership percentage in common shares of Mariner Energy LLC. As of December 31, 1999 Mariner Energy LLC owns 100% of Mariner Holdings (collectively, the "Company"). The Company is primarily engaged in the exploration and exploitation for and development and production of oil and gas reserves, with principal operations in the Gulf of Mexico and along the U.S. Gulf Coast.

     Principles of Consolidation -- The consolidated financial statements include the Company and all subsidiaries in which a controlling interest is held. All significant intercompany accounts and transactions have been eliminated in consolidation.

     Cash and Cash Equivalents -- All short-term, highly liquid investments that have an original maturity date of three months or less are considered cash equivalents.

     Receivables -- Substantially all of the Company's receivables arise from sales of oil or natural gas, or from reimbursable expenses billed to the other participants in oil and gas wells for which the Company serves as operator.

     Oil and Gas Properties -- Oil and gas properties are accounted for using the full-cost method of accounting. Consequently, costs directly associated with the acquisition, exploration and development of oil and gas properties are capitalized. Costs associated with production and general corporate activities are expensed. Amortization of oil and gas properties is provided using the unit-of-production method based on estimated proved oil and gas reserves. No gains or losses are recognized upon the sale or disposition of oil and gas properties unless the sale or disposition represents a significant quantity of oil and gas reserves. The net carrying value of proved oil and gas properties is limited to an estimate of the future net revenues (discounted at 10%) from proved oil and gas reserves based on period-end prices and costs plus the lower of cost or estimated fair value of unproved properties. As a result of this limitation, permanent impairments of oil and gas properties of approximately $28,514,000 and $50,800,000 were recorded during 1997 and 1998, respectively. No writedown was necessary in 1999.

     The costs of unproved properties are excluded from amortization using the full-cost method of accounting. These costs are assessed quarterly for possible impairments or reduction in value based on geological and geophysical data. If a reduction in value has occurred, costs being amortized are increased. The majority of the costs will be evaluated over the next three years.

     Other Property and Equipment -- Depreciation of other property and equipment is provided on a straight-line basis over their estimated useful lives which range from five to seven years.

     Deferred Loan Costs -- Deferred loan costs, which are included in other assets, are stated at cost and amortized straight-line over the life of the related debt.

     Income Taxes -- The Acquired Company's taxable income was and the Company's taxable income is included in a consolidated United States income tax return with Hardy Holdings Inc. and Mariner Holdings Inc., respectively. The intercompany tax allocation policy provides that each member of the consolidated group compute a provision for income taxes on a separate return basis. The Company records its income taxes using an asset and liability approach which results in the recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the book carrying amounts and the tax bases of assets and liabilities. (See Note 8)

     Capitalized Interest Costs -- The Company capitalizes interest based on the cost of major development projects which are excluded from current depreciation, depletion, and amortization calculations. Capitalized interest costs were approximately $729,000, $1,702,000 and $3,028,000 for the years ended December 31, 1997, 1998 and 1999, respectively.

     Accrual for Future Abandonment Costs -- Provision is made for abandonment costs calculated on a unit-of-production basis, representing the Company's estimated liability at current prices for estimated costs in the removal and abandonment of production facilities at the end of the producing life of each property.

     Hedging Program -- The Company utilizes derivative instruments in the form of natural gas and crude oil price swap and price collar agreements in order to manage price risk associated with future crude oil and natural gas production and fixed-price crude oil and natural gas purchase and sale commitments. Such agreements are accounted for as hedges using the deferral method of accounting. Gains and losses resulting from these transactions are deferred and included in other assets or accrued liabilities, as appropriate, until recognized as operating income in the Company's Consolidated Statement of Operations as the physical production required by the contracts is delivered.

     The net cash flows related to any recognized gains or losses associated with these hedges are reported as cash flows from operations. If the hedge is terminated prior to expected maturity, gains or losses are deferred and included in income in the same period as the physical production required by the contracts is delivered.

     The conditions to be met for a derivative instrument to qualify as a hedge are the following: (i) the item to be hedged exposes the Company to price risk;
(ii) the derivative reduces the risk exposure and is designated as a hedge at the time the derivative contract is entered into; and (iii) at the inception of the hedge and throughout the hedge period there is a high correlation of changes in the market value of the derivative instrument and the fair value of the underlying item being hedged.

     When the designated item associated with a derivative instrument matures, is sold, extinguished or terminated, derivative gains or losses are recognized as part of the gain or loss on sale or settlement of the underlying item. When a derivative instrument is associated with an anticipated transaction that is no longer expected to occur or if correlation no longer exists, the gain or loss on the derivative is recognized in income to the extent the future results have not been offset by the effects of price or interest rate changes on the hedged item since the inception of the hedge.

     Revenue Recognition -- The Company recognizes oil and gas revenue from its interests in producing wells as oil and gas from those wells is produced and sold. Oil and gas sold is not significantly different from the Company's share of production.

     Financial Instruments -- The Company's financial instruments consist of cash and cash equivalents, receivables, payables, and debt. At December 31, 1998 and 1999, the estimated fair value of the Company's Senior Subordinated Notes was approximately $100,000,000 and $92,000,000, respectively. The estimated fair value was determined based on borrowing rates available at December 31, 1998 and 1999, respectively, for debt with similar terms and maturities. The carrying amount of the Company's other financial instruments approximate fair value.

     Earnings Per Share -- The Company calculates earnings per share by dividing net income or loss by the weighted average number of outstanding common shares as the Company has incurred losses since establishing its own capital structure and therefore any common stock equivalents, options or conversions would be antidilutive.

     Use of Estimates in the Preparation of Financial Statements -- The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Actual results could differ from these estimates.

     Major Customers -- During the year ended December 31, 1999, sales of oil and gas to three purchasers, including an affiliate, accounted for 26%, 21%, and 13% of total revenues. During the year ended December 31, 1998, sales of oil and gas to four purchasers accounted for 29%, 16%, 15% and 10% of total revenues. During the year ended December 31, 1997, sales of oil and gas to four purchasers accounted for 19%, 19%, 18% and 14% of total revenues. Management believes that the loss of any of these purchasers would not have a material impact on the Company's financial condition or results of operations.

     Recent Accounting Pronouncement -- In June 1998, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities". SFAS No. 133, as amended is effective for fiscal years beginning after June 15, 2000 and establishes accounting and reporting standards for derivative instruments and for hedging activities. The Company will adopt this statement on January 1, 2001.

2. RELATED-PARTY TRANSACTIONS

     Sales to Affiliates -- For the years ending December 31, 1997, 1998 and 1999, sales to affiliates were approximately $13.0 million, $8.9 million and $16.2 million, respectively.

     Affiliate Transactions Subsequent to the Acquisition-- Enron Corp. is the parent of Enron, and an affiliate of Enron Corp. and Enron is the general partner of Joint Energy. Accordingly, Enron Corp. may be deemed to control Joint Energy and the Company. In addition, eight of the Company's directors are officers of Enron Corp. or affiliates of Enron Corp. Enron Corp. and certain of its subsidiaries and other affiliates collectively participate in many phases of the oil and natural gas industry and are, therefore, competitors of the Company. In addition, Enron and Joint Energy have provided, and may in the future provide, and another affiliate has assisted, and may in the future assist, in arranging financing to non-affiliated participants in the oil and natural gas industry who are or may become competitors of the Company. Because of these various conflicting interests, Enron, the Company, Joint Energy and the members of the Company's management have entered into an agreement that is intended to make clear that Enron Corp. and its affiliates have no duty to make business opportunities available to the Company.

     Transportation Contract -- In 1999 the Company constructed a 29 mile flowline from a third party platform to the Mississippi Canyon 718 subsea well. After commissioning, MEGS LLC, an Enron affiliate, purchased the flowline from the Company and its joint interest partners. The Company received $8.8 million in cash proceeds which were offset against the cost of constructing the flowline. No gain or loss was recognized. In addition the Company entered into a firm transportation contract at a rate of $0.26 per MMbtu with MEGS LLC to transport its share of 86 Bcf of natural gas from the commencement of production through March 2009. The Company's working interest at December 31, 1999 was 37% and will increase to 51% after the project reaches payout.

     The Company expects that from time to time it will engage in various commercial transactions and have various commercial relationships with Enron Corp. and certain affiliates of Enron Corp., such as holding and exploring, exploiting and developing joint working interests in particular prospects and properties, engaging in hydrocarbon price hedging arrangements and entering into other oil and gas related or financial transactions. For example, there are several prospects in which both an affiliate of Enron Corp. and the Company have working interests. Such interests were acquired in the ordinary course of business pursuant to bids, joint or otherwise. Any wells drilled will be subject to joint operating agreements relating to exploration and possible production and will be subject to customary business terms. Furthermore, the Company has entered into several agreements with Enron Corp. or affiliates of Enron Corp. for the purpose of hedging oil and natural gas prices on the Company's future production. Certain of the Company's debt instruments restrict the Company's ability to engage in transactions with its affiliates, but those restrictions are subject to significant exceptions. The Company believes that its current agreements with Enron Corp. and its affiliates are, and anticipates that any future agreements with Enron Corp. and its affiliates will be, on terms no less favorable to the Company than would be contained in an agreement with a third party.

3. LONG-TERM DEBT

     Revolving Credit Facility -- The Company has an unsecured revolving credit facility (the "Revolving Credit Facility") with Bank of America as agent for a group of lenders (the "Lenders").

     The Revolving Credit Facility provides for a maximum $150 million revolving credit loan. The available borrowing base under the Revolving Credit Facility was $60 million as of December 31, 1999 and is subject to periodic redetermination. The Revolving Credit Facility has an outstanding balance of $42.6 million at December 31, 1999. On June 28, 1999, the Revolving Credit Facility was amended to extend the maturity date from October 1, 1999 to October 1, 2002 and to pledge certain Mariner interests to secure the Revolving Credit Facility.

     Borrowings under the Revolving Credit Facility bear interest, at the option of the Company, at either (i) LIBOR plus 0.75% to 1.25% (depending upon the level of utilization of the Borrowing Base) or (ii) the higher of (a) the agent's prime rate or (b) the federal funds rate plus 0.5%. The effective interest rate at December 31, 1999 was 8.50%. The Company incurs a quarterly commitment fee ranging from 0.25% to 0.375% per annum on the average unused portion of the Borrowing Base, depending upon the level of utilization.

     The Revolving Credit Facility, as amended, contains various restrictive covenants which, among other things, restrict the payment of dividends, limit the amount of debt the Company may incur, limit the Company's ability to make certain loans and investments, limit the Company's ability to enter into certain hedge transactions and provide that the Company must maintain specified relationships between cash flow and fixed charges and cash flow and interest on indebtedness. As of December 31, 1999, the Company was in compliance with all such requirements.

     ENA Credit Facility -- The Company entered into an agreement with ENA to provide a $50 million unsecured, subordinated credit facility (the "Facility"). The Facility accrues interest at an annual rate of LIBOR plus 4.5% and required a structuring fee of 4% of the borrowed amount. The effective interest rate was 10.96% as of December 31, 1999. The Facility requires that a portion of the proceeds of any private or public equity or debt offering by the Company be applied to repay amounts outstanding under the Facility.

     Senior Credit Facility with ENA -- In April 1999, the Company established a $25 million short-term credit facility with ENA to obtain funds needed to execute the Company's 1999 capital expenditure program and for short-term working capital needs. The borrowing base under the short-term credit facility is currently $25 million and is subject to periodic redetermination. The facility accrues interest at an annual rate of LIBOR plus 2.5% and required a structuring fee of 1% of the committed amount. The effective interest rate at December 31, 1999 was 8.69%.

     Term Loan with ENA --In March 2000, the Company entered into a three year $112 million unsecured term loan with Enron North America. This facility accrues interest at an annual rate of 15% and required a structuring fee of 1% of the committed account. Principal and interest will be payable at the end of the borrowing term. As part of the loan agreement, the Company issued two five-year warrants to ENA providing ENA the right to purchase up to 900,000 common shares of the Company for $0.01 per share. One warrant for 600,000 shares is exercisable by ENA immediately and another warrant for 300,000 shares is exercisable on March 21, 2001, if the term loan is unpaid on that date. The fair value of these warrants was recognized in March 2000 as additional paid in capital and treated as a debt discount. The terms of the credit facility require that the Company meet certain financial covenant requirements as well as limit the Company's ability to incur additional indebtedness.

     10 1/2% Senior Subordinated Notes -- On August 14, 1996 the Company completed the sale of $100 million principal amount of 10 1/2% Senior Subordinated Notes Due 2006, (the "Notes"). The proceeds of the Notes were used by the Company to (i) pay a dividend to Mariner Holdings, which used the dividend to fully repay a bridge loan from JEDI incurred in the Acquisition, and
(ii) repay the Revolving Credit Facility. The Notes bear interest at 10 1/2% payable semiannually in arrears on February 1 and August 1 of each year. The Notes are unsecured obligations of the Company, and are subordinated in right of payment to all senior debt (as defined in the indenture governing the Notes) of the Company, including indebtedness under the Revolving Credit Facility.

     The indenture pursuant to which the Notes are issued contains certain covenants that, among other things, limit the ability of the Company to incur additional indebtedness, pay dividends, redeem capital stock, make investments, enter into transactions with affiliates, sell assets and engage in mergers and consolidations. As of December 31, 1999, the Company was in compliance with all such requirements.

     The Notes are redeemable at the option of the Company, in whole or in part, at any time on or after August 1, 2001, initially at 105.25% of their principal amount, plus accrued interest, declining ratably to 100% of their principal amount, plus accrued interest, on or after August 1, 2003. In addition, at the option of the Company, at any time prior to August 1, 1999, up to an aggregate of 35% of the original principal amount of the Notes may be redeemable from the net proceeds of one or more public equity offerings, at 110.5% of their principal amount, plus accrued interest, provided that any such redemption shall occur within 60 days of the date of the closing of such public equity offering.

     In the event of a change of control of the Company (as defined in the indenture pursuant to which the Notes are issued), each holder of the Notes (the "Holder") will have the right to require the Company to repurchase all or any portion of such Holder's Notes at a purchase price equal to 101% of the principal amount thereof, plus accrued interest.

     Cash paid for interest for the years ending December 31, 1997, 1998 and 1999 was $10.9 million, $15.7 million and $15.1 million, respectively.

5. STOCKHOLDERS' EQUITY

     Stock Option Plan -- During June 1996, Mariner Holdings established the Mariner Holdings, Inc. 1996 Share Option Plan (the "Plan") providing for the granting of stock options to key employees and consultants. Options granted under the Plan will not be less than the fair market value of the shares at the date of grant. The maximum number of shares of Mariner Holdings common shares that may be issued under the Plan was 142,800. In June 1998, the Plan was amended to increase the number of eligible shares to be issued to 202,800. In September 1998, concurrent with the exchange of each common share of Mariner Holdings for twelve common shares of Mariner Energy LLC the maximum number of shares of common shares that can be issued under the Plan was 2,433,600.

     During the years ending December 31, 1997, 1998 and 1999 the Company granted stock options of 73,080, 329,172 and 215,748, respectively. No options have been exercised or cancelled during the three year period. At December 31, 1999, options (the "Options") to purchase 2,228,304 shares had been granted at exercise prices ranging from $8.33 to $14.58 per share. The Options generally become exercisable as to one-fifth to one-third on each of the first three or five anniversaries of the date of grant. The Options expire from seven years to ten years after the date of grant.


                                                                  December 31,
                                                      -----------------------------------
                                                        1997           1998        1999
                                                      ---------     ---------   ---------
    Options Outstanding
    Number of Options..............................   1,683,384     2,012,556   2,228,304
    Weighted average exercise price................     $  8.33       $  9.38     $  9.89
    Weighted average fair value....................       10.82         11.29       18.50
    Weighted average contractual term (in years)...        7.00          7.50        7.75
    Options Exercisable
    Number of Options..............................     308,266       759,667   1,211,882
    Weighted average exercise price................     $  8.33       $  8.33     $  8.91

     The Company applies APB Opinion 25 and related interpretations in accounting for the Plan. Accordingly, no compensation cost has been recognized for the Plan. Had compensation cost for the Company's Plan been determined based on the fair value at the grant date for awards under the Plan consistent with the method of SFAS No. 123, the Company's net loss for the years ended December 31, 1997, 1998 and 1999 would have increased $777,000, $912,000and $1,172,000, respectively to $20,987,000, $59,333,000 and $17,515,000 respectively. The effects of applying SFAS No. 123 in this pro forma disclosure are not indicative of future amounts. The fair value of each option grant is estimated on the date of grant using a minimum value option pricing model, risk free interest of 4.6%, no dividends or volatility and expected life of 5 years. Stock options available for future grant amounted to 205,296 shares at December 31, 1999. Exercisable stock options amounted to 1,211,882 shares at December 31, 1999.

     Preferred Shares -- The Company Agreement authorizes the issuance of up to one million preferred shares for the consideration and on the terms and conditions the board of directors establishes, in its sole discretion, without the approval of any holders of common shares. Preferred shares may be entitled to preference over the common shares on dividends, voting rights, conversion or redemption rights, amounts payable on liquidation and other matters. Preferred shares of any class or series may be entitled to other rights and privileges, or subject to other restrictions, the board of directors establishes in its sole discretion.

     Equity Investment-- In June 1998, Mariner Holdings, Inc. issued additional equity to its existing shareholders, including Joint Energy, for approximately $14.58 per share, for an aggregate investment of $30 million. Mariner Holdings, Inc. paid approximately $1.2 million as a structuring fee, on a pro rata basis, to existing shareholders participating in this transaction. Approximately $1 million of this fee was paid to ECT Securities Corp., an affiliate of Joint Energy. We believe that the payment of the structuring fee to ECT Securities Corp. was on terms that are at least as favorable as those that we could have obtained from unaffiliated parties.

6. EMPLOYEE BENEFIT AND ROYALTY PLANS

     Employee Capital Accumulation Plan -- The Company provides all full-time employees participation in the Employee Capital Accumulation Plan (the "Plan") which is comprised of a contributory 401(k) savings plan and a discretionary profit sharing plan. Under the 401(k) feature, the Company, at its sole discretion, may contribute an employer-matching contribution equal to a percentage not to exceed 50% of each eligible participant's matched salary reduction contribution as defined by the Plan. Under the discretionary profit sharing contribution feature of the Plan, the Company's contribution, if any, shall be determined annually and shall be 4% of the lesser of the Company's operating income or total employee compensation and shall be allocated to each eligible participant pro rata to his or her compensation. During 1997, 1998 and 1999, the Company contributed $200,000, $182,000, and $180,000, respectively, to the Plan. This plan is a continuation of a plan provided by the Acquired Company.

     Overriding Royalty Interests -- Pursuant to agreements, certain key employees and consultants are entitled to receive, as incentive compensation, overriding royalty interests ("Overriding Royalty Interests") in certain oil and gas prospects acquired by the Company. Such Overriding Royalty Interests entitle the holder to receive a specified percentage of the gross proceeds from the future sale of oil and gas (less production taxes), if any, applicable to the prospects. For the year ending December 31, 1997, 1998 and 1999 the Company paid $1.3 million, $1.0 million and $1.0 million, respectively.

7. COMMITMENTS AND CONTINGENCIES

     Minimum Future Lease Payments -- The Company leases certain office facilities and other equipment under long-term operating lease arrangements. Minimum rental obligations under the Company's operating leases in effect at December 31, 1999 are as follows (in thousands):

                       2000.........      1,207
                       2001.........      1,110
                       2002.........      1,090
                       2003.........      1,077
                       2004.........      1,065
                                        --------
                                  Total $ 5,549
                                        ========

     Rental expense, before capitalization, was approximately $544,000, $1,000,000, and $1,170,000 for the years ended December 31, 1997, 1998 and 1999, respectively.

     Hedging Program -- The Company conducts a hedging program with respect to its sales of crude oil and natural gas using various instruments whereby monthly settlements are based on the differences between the price or range of prices specified in the instruments and the settlement price of certain crude oil and natural gas futures contracts quoted on the open market. The instruments utilized by the Company differ from futures contracts in that there is no contractual obligation which requires or allows for the future delivery of the product.

     The following table sets forth the results of hedging transactions during the periods indicated:



                                                                        Year Ended December 31,
                                                                 1997            1998             1999
                                                            -------------   -------------    -------------
Natural gas quantity hedged (Mmbtu).....................        13,573           9,800           18,818

Increase (decrease) in natural gas sales (thousands)....       ($3,931)         $2,337          ($6,741)

Crude oil quantity hedged (MBbls).......................           118               0              389

Increase (decrease) in crude oil sales (thousands)......         ($614)             $0          ($2,152)


The following tables set forth the Company's position as of December 31, 1999.

                                                               Price              Fair Value
                                          Notional    ----------------------  Asset / (Liability)
             Time Period                 Quantities   Floor   Ceiling  Fixed     (in millions)
             -----------                 ----------   -----   -------  -----      -----------
Natural Gas (MMBtu)
  January 1 - March 31, 2000
       Collar purchased                     5,460     $ 2.00   $ 2.70                   -
       Fixed price swap purchased           3,550                       $ 2.18       (0.6)
       Market sensitive swap sold          (1,820)                        2.60       (0.5)

  April 1 - October 31, 2000
       Collar purchased                     2,263       2.25   $ 2.49                   -

  July 1 - December 31, 2000
       Fixed price swap purchased           7,445                         2.18       (1.7)

  January 1 - December 31, 2001
       Fixed price swap purchased           4,501                         2.18       (1.3)

  January 1 - December 31, 2002
       Fixed price swap purchased           1,831                         2.18       (0.5)

Crude Oil (MBbls)
  January 1 - December 31, 2000
       Fixed price swap purchased           1,482                        18.66       (5.6)
                                                                                     -----
                                                                                    (10.2)

                                      F-13

     Subsequent to year-end, we purchased a natural gas collar for a notional quantity of 5,550 MMbtu with a floor of $3.50 per Mmbtu and a ceiling of $4.92 per Mmbtu for the time period October 1, 2000 through September 30, 2001. In addition we purchased a floor option for a notional quantity of 5,551 Mmbtu at $3.50 per Mmbtu for the time period October 1, 2000 through September 30, 2001. The fair value of our hedging instruments was determined based on a broker's forward price quote and a NYMEX forward price quote as of December 31, 1999. As of December 31, 1999, a commodity price increase of 10% would have resulted in an unfavorable change in fair value of $7.4 million and a commodity price decrease of 10% would have resulted in a favorable change in fair value of $7.3 million.

     Deepwater Rig -- In the fourth quarter of 1999, Noble Drilling Corporation filed suit against the Company alleging breech of contract regarding a letter of intent for a five year Deepwater rig contract. In February 2000, both the Company and Noble Drilling Corporation entered into a settlement agreement whereby the lawsuit was dismissed and the Company committed to using this Deepwater rig for a minimum of 660 days over a five-year period at market-based day rates for comparable drilling rigs in comparable water depths subject to a floor day rate ranging from $65,000 to $125,000. In exchange for market-based day rates, Noble Drilling was assigned working interests in seven of the Company's deepwater exploration prospects. The Company will pay Noble Drilling's share of the costs of drilling the initial test well on each of these prospects.

     Litigation -- In the ordinary course of business, the Company is a claimant and/or a defendant in various legal proceedings, including proceedings as to which the Company has insurance coverage. The Company does not consider its exposure in these proceedings, individually or in the aggregate, to be material.

     In December, 1996, ETOCO, Inc., which owns a 20% interest in one producing well operated by the Company, filed a lawsuit against the Company in the district court of Hardin County, Texas, alleging damage due to the Company's refusal to drill an additional well. In April 1998, after a trial on the merits, a jury awarded ETOCO $2.38 million in damages. In August, the court awarded ETOCO $0.5 million in attorneys' fees. On February 8, 1999, the case was settled.

8. INCOME TAXES

     The following table sets forth a reconciliation of the statutory federal income tax with the income tax provision (in thousands):

                                                                      Year Ended            Year Ended            Year Ended
                                                                      December 31,          December 31,          December 31,
                                                                          1997                  1998                  1999
                                                                   ------------------    ------------------    ------------------
                                                                      $          %          $          %          $          %
                                                                   -------    -------    -------    -------    -------    -------
Income (loss) before income taxes ..............................   (20,210)        --    (58,421)        --    (16,343)        --
Income tax expense (benefit) computed at statutory rates........    (7,074)       (35)   (20,447)       (35)    (5,720)       (35)
Change in valuation allowances .................................     6,871         34     18,804         32      5,658         34
Other ..........................................................       203          1      1,643          3         62          1
                                                                   -------    -------    -------    -------    -------    -------
Tax expense ....................................................        --         --         --         --         --         --
                                                                   =======    =======    =======    =======    =======    =======

     No federal income taxes were paid by the Company during the years ended December 31, 1997, 1998 or 1999.

     The Company's deferred tax position reflects the net tax effects of the temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax reporting. Significant components of the deferred tax assets and liabilities are as follows (in thousands):

                                                                 Year Ended December 31,
                                                            --------------------------------
                                                              1997        1998        1999
                                                            --------    --------    --------
Deferred tax assets:
  Net operating loss carry forwards ......................  $ 10,410    $ 34,771    $ 46,728
  Differences between book and tax bases of properties....     4,586          --          --
                                                            --------    --------    --------
                                                              14,996      34,771      46,728
Valuation allowance ......................................   (14,996)    (33,800)    (39,458)
                                                            --------    --------    --------
Total net deferred tax assets ............................        --         971       7,270
                                                            --------    --------    --------
Deferred  tax  liabilities ...............................        --        (971)      7,270
Differences between book and taxbases of properties         --------    --------    --------
          Total net deferred taxes .......................  $     --    $     --    $     --
                                                            --------    --------    --------

     As of December 31, 1999, the Company has a cumulative net operating loss carryforward ("NOL") for federal income tax purposes of approximately $132 million, which begins to expire in the year 2011. A valuation allowance is recorded against tax assets which are not likely to be realized. Because of the uncertain nature of their ultimate realization, as well as past performance and the NOL expiration date, the Company has established a valuation allowance against this NOL carryforward benefit and for all net deferred tax assets in excess of net deferred tax liabilities.

9. OIL AND GAS PRODUCING ACTIVITIES and CAPITALIZED COSTS

     The results of operations from the Company's oil and gas producing activities were as follows (in thousands):




                                          Year Ended   Year Ended   Year Ended
                                          December 31, December 31, December 31,
                                             1997         1998         1999
                                          ----------   ----------   ----------
Oil and gas sales .......................  $ 62,771     $ 56,690     $ 52,468
Production costs ........................    (9,376)      (9,858)     (11,453)
Depreciation, depletion and amortization.   (31,719)     (33,833)     (32,526)
Impairment of oil and gas properties ....   (28,514)     (50,800)          --
Income tax expense ......................        --           --           --
                                           --------     --------     --------
          Results of operations .........  $ (6,838)    $(37,801)    $  8,489
                                           ========     ========     ========

     Costs incurred in property acquisition, exploration and development activities were as follows (in thousands, except per equivalent mcf amounts):

                                                     Year Ended December 31,
                                                 ------------------------------
                                                   1997       1998       1999
                                                 --------   --------   --------
Property acquisition costs unproved properties.  $ 21,569   $ 43,143   $ 10,449
Property acquisition costs proved properties...     3,250         --         --
Exploration costs .............................    27,364     35,674     13,522
Development costs .............................    16,134     61,960     56,852
                                                 --------   --------   --------
          Total costs .........................  $ 68,317   $140,777   $ 80,823
                                                 ========   ========   ========
Depreciation, depletion and amortization
rate per equivalent Mcf before impairment
provisions ....................................  $   1.33   $   1.40   $   1.31
                                                 --------   --------   --------

     Under the full cost method of accounting, the Company capitalizes costs directly associated with acquisition, exploration and development of oil and gas properties. Such costs were approximately $4,418,000, $6,386,000, and $9,440,000 for the years ended December 31, 1997, 1998 and 1999, respectively.

     The following table summarizes costs related to unevaluated properties which have been excluded from amounts subject to amortization at December 31, 1999. The Company regularly evaluates these costs to determine whether impairment has occurred. The majority of these costs are expected to be evaluated and included in the amortization base within three years.

                               Year Ended December 31,    Total at
                             --------------------------- December 31,
                               1997      1998      1999      1999
                             -------   -------   -------   -------
Property acquisition costs   $20,827   $44,203   $10,993   $76,023
Exploration costs ........        10       115     5,749     5,874
                             -------   -------   -------   -------
          Total ..........   $20,837   $44,318   $16,742   $81,897
                             =======   =======   =======   =======

     Approximately 97% of excluded costs at December 31, 1999 relate to activities in the Deepwater Gulf of Mexico and the remaining 3% relates to activities in the Gulf of Mexico shallow waters and onshore areas near the Gulf.

10. SUPPLEMENTAL OIL AND GAS RESERVE AND STANDARDIZED MEASURE
    INFORMATION (UNAUDITED)

     Estimated proved net recoverable reserves as shown below include only those quantities that are expected to be commercially recoverable at prices and costs in effect at the balance sheet dates under existing regulatory practices and with conventional equipment and operating methods. Proved developed reserves represent only those reserves expected to be recovered through existing wells. Proved undeveloped reserves include those reserves expected to be recovered from new wells on undrilled acreage or from existing wells on which a relatively major expenditure is required for recompletion. Also included in the Company's proved undeveloped reserves as of December 31, 1999 were reserves expected to be recovered from wells for which certain drilling and completion operations had occurred as of that date, but for which significant future capital expenditures were required to bring the wells into commercial production.

     Reserve estimates are inherently imprecise and may change as additional information becomes available. Furthermore, estimates of oil and gas reserves, of necessity, are projections based on engineering data, and there are uncertainties inherent in the interpretation of such data as well as in the projection of future rates of production and the timing of development expenditures. Reserve engineering is a subjective process of estimating underground accumulations of oil and natural gas that cannot be measured exactly, and the accuracy of any reserve estimate is a function of the quality of available data and of engineering and geological interpretation and judgment. Accordingly, estimates of the economically recoverable quantities of oil and natural gas attributable to any particular group of properties, classifications of such reserves based on risk of recovery and estimates of the future net cash flows expected therefrom prepared by different engineers or by the same engineers at different times may vary substantially. There also can be no assurance that the reserves set forth herein will ultimately be produced or that the proved undeveloped reserves set forth herein will be developed within the periods anticipated. It is likely that variances from the estimates will be material. In addition, the estimates of future net revenues from proved reserves of the Company and the present value thereof are based upon certain assumptions about future production levels, prices and costs that may not be correct when judged against actual subsequent experience. The Company emphasizes with respect to the estimates prepared by Ryder Scott Company, L.P., independent petroleum engineers, that the discounted future net cash flows should not be construed as representative of the fair market value of the proved reserves owned by the Company since discounted future net cash flows are based upon projected cash flows which do not provide for changes in oil and natural gas prices from those in effect on the date indicated or for escalation of expenses and capital costs subsequent to such date. The meaningfulness of such estimates is highly dependent upon the accuracy of the assumptions upon which they are based. Actual results will differ, and are likely to differ materially, from the results estimated.

                     Estimated Quantities of Proved Reserves

                                                      Oil (Bbl)    Gas (Mcf)
                                                     -----------  -----------
                                                           (in thousands)
December 31, 1996 ..................................      5,280      92,284
  Revisions of previous estimates ..................        210      (1,817)
  Extensions, discoveries and other additions ......      2,062      46,166
  Purchase of reserves in place ....................         55       2,737
  Production .......................................       (977)    (18,004)
                                                       --------    --------
December 31, 1997 ..................................      6,630     121,366
  Revisions of previous estimates ..................       (836)       (410)
  Extensions, discoveries and other additions.......      4,351     27,416
  Production .......................................       (786)    (19,477)
                                                       --------    --------
December 31, 1998 ..................................      9,359     128,895
                                                       ========    ========
  Revisions of previous estimates ..................        715      (5,098)
  Extensions, discoveries and other additions.......      1,225      24,972
  Sale of reserves in place.........................       (742)     (8,856)
  Production .......................................       (630)    (21,123)
                                                       --------    --------
December 31, 1999 ..................................      9,927     118,790
                                                       ========    ========

                Estimated Quantities of Proved Developed Reserves

                                        Oil (Bbl)  Gas (Mcf)
                                          (in thousands)
               December 31, 1997...      3,486      76,343
               December 31, 1998...      2,886      86,024
               December 31, 1999...      3,799      82,760

     The following is a summary of a standardized measure of discounted net cash flows related to the Company's proved oil and gas reserves. The information presented is based on a valuation of proved reserves using discounted cash flows based on year-end prices, costs and economic conditions and a 10% discount rate. The additions to proved reserves from new discoveries and extensions could vary significantly from year to year. Additionally, the impact of changes to reflect current prices and costs of reserves proved in prior years could also be significant. Accordingly, the information presented below should not be viewed as an estimate of the fair value of the Company's oil and gas properties, nor should it be considered indicative of any trends.

            Standardized Measure of Discounted Future Net Cash Flows
                                 (in thousands)


                                                                     Year Ended December 31,
                                                              -----------------------------------
                                                                1997         1998         1999
                                                              ---------    ---------    ---------
Future cash inflows .......................................   $ 447,681    $ 383,490    $ 490,239
Future production costs ...................................    (109,405)    (103,400)    (122,681)
Future development costs ..................................     (73,568)     (81,090)     (70,774)
Future income taxes .......................................     (35,346)          --           --
                                                              ---------    ---------    ---------
Future net cash flows .....................................     229,362      199,000      296,784
Discount of future net cash flows at 10% per annum.........     (52,903)     (51,371)     (85,558)
                                                              ---------    ---------    ---------
Standardized measure of discounted future net cash flows...   $ 176,459    $ 147,629    $ 211,226
                                                              =========    =========    =========

     During recent years, there have been significant fluctuations in the prices paid for crude oil in the world markets and in the United States, including the posted prices paid by purchasers of the Company's crude oil. The year-end average prices of oil and gas at December 31, 1997, 1998 and 1999, used in the above table, were $16.43, $10.36, and $23.85 per Bbl, respectively, and $2.79, $2.22, and $2.23 per Mcf, respectively.

     The following are the principal sources of change in the standardized measure of discounted future net cash flows (in thousands):


                                                                                     Year Ended December 31,
                                                                               -----------------------------------
                                                                                 1997         1998         1999
                                                                               ---------    ---------    ---------
Sales and transfers of oil and gas produced, net of production costs .......   $ (53,395)   $ (46,832)   $ (41,015)
Net changes in prices and production costs .................................    (132,658)     (67,815)      77,532
Extensions and discoveries, net of future development and production costs..      42,717       23,730       33,357
Development  costs during period and net change in development costs .......       4,188       30,799       (3,661)
Revision of previous quantity estimates ....................................        (730)      (6,846)        (984)
Purchases of reserves in place .............................................       6,071           --           --
Sales of reserves in place .................................................          --           --      (15,535)
Net change in income taxes .................................................      29,619       27,193           --
Accretion of discount before income taxes ..................................      30,336       20,365       19,900
Changes in production rates (timing) and other .............................      (4,065)      (9,424)      (5,997)
                                                                               ---------    ---------    ---------
Net change .................................................................   $ (77,917)   $ (28,830)   $  63,597
                                                                               =========    =========    =========

 *****************************************************************************

                               MARINER ENERGY LLC

                      CONDENSED CONSOLIDATED BALANCE SHEETS
                        (in thousands, except share data)

                                     ASSETS

                                                                              June 30,
                                                            December 31,        2000
                                                                1999         (unaudited)
                                                           --------------  --------------
CURRENT ASSETS:
  Cash and cash equivalents.............................     $     123       $   6,181
  Receivables...........................................        22,766          43,395
  Prepaid expenses and other............................         4,891           6,853
                                                             ---------       ---------
          Total current assets..........................        27,780          56,429
                                                             ---------       ---------
PROPERTY AND EQUIPMENT:
  Oil and gas properties, at full cost:
     Proved.............................................       379,301         417,824
     Unproved, not subject to amortization..............        81,897          68,238
                                                             ---------       ---------
          Total.........................................       461,198         486,062
  Other property and equipment..........................         3,982           4,082
  Accumulated depreciation, depletion and amortization..      (199,233)       (227,190)
                                                             ---------       ---------
          Total property and equipment, net.............       265,947         262,954
                                                             ---------       ---------
OTHER ASSETS, NET OF AMORTIZATION.......................         3,489           4,748
                                                             ---------       ---------
TOTAL ASSETS............................................     $ 297,216       $ 324,131
                                                             =========       =========
                LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
  Accounts payable......................................     $  30,269       $  18,668
  Accrued liabilities...................................        25,389          43,244
  Accrued interest......................................         8,868           4,397
                                                             ---------       ---------
          Total current liabilities.....................        64,526          66,309
                                                             ---------       ---------
ACCRUAL FOR FUTURE ABANDONMENT COSTS....................         4,226           5,516
LONG-TERM DEBT:
 Subordinated notes.....................................        99,673          99,698
  Revolving credit facility.............................        42,600          20,000
  Senior credit facility................................        25,000
  Enron credit facility.................................        50,000              --
  ENA term loan.........................................            --         104,419
                                                             ---------       ---------
          Total long-term debt..........................       217,273         224,117
                                                             ---------       ---------
STOCKHOLDERS' EQUITY:
  Preferred  Stock  $0.01 par value
   (authorized  1,000,000  shares, none issued).........            --              --
  Common  stock,  $.01  par  value;
  50,000,000  shares  authorized, 13,928,304
   issued and outstanding, at June 30, 2000
   and December 31, 1999, respectively..................           139             139
  Additional paid-in-capital............................       124,718         136,299
  Accumulated deficit...................................      (113,666)       (108,249)
                                                             ---------       ---------
          Total stockholders' equity....................        11,191          28,189
                                                             ---------       ---------
TOTAL LIABILITIES and STOCKHOLDERS' EQUITY..............     $ 297,216       $ 324,131
                                                             =========       =========

   The accompanying notes are an integral part of these financial statements.

                               MARINER ENERGY LLC

           CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)
                        (in thousands, except share data)


                                                   Six Months Ended
                                                       June 30,
                                             ----------------------------
                                                 1999            2000
                                             ------------    ------------
REVENUES:
  Oil sales ..............................   $      4,624    $     16,691
  Gas sales ..............................         21,222          41,617
                                             ------------    ------------
          Total revenues .................         25,846          58,308
                                             ------------    ------------
COSTS AND EXPENSES:
  Lease operating expenses ...............          5,764           8,470
  Depreciation, depletion and amortization         15,803          29,134
  General and administrative expenses ....          2,821           3,254
                                             ------------    ------------
          Total costs and expenses .......         24,388          40,858
                                             ------------    ------------
OPERATING INCOME .........................          1,489          17,450
                                             ------------    ------------
INTEREST:
  Income .................................             21              53
  Expense ................................         (9,924)        (12,086)
LOSS BEFORE TAXES ........................         (8,445)          5,417
PROVISION FOR INCOME TAXES ...............           --              --
                                             ------------    ------------
NET INCOME (LOSS).........................   $     (8,445)   $      5,417
                                             ============    ============
BASIC AND DILUTED LOSS PER SHARE .........   $      (0.61)   $       0.39
                                             ============    ============
WEIGHTED AVERAGE COMMON SHARES OUTSTANDING     13,928,304      13,928,304
                                             ============    ============

   The accompanying notes are an integral part of these financial statements.

                               MARINER ENERGY LLC

           CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)
                                 (in thousands)

                                                             Six Months Ended
                                                                  June 30,
                                                          ---------------------
                                                             1999       2000
                                                          ----------  ---------
OPERATING ACTIVITIES:
  Net income (loss).....................................  $  (8,445)  $   5,417
  Adjustments to reconcile net loss to net cash
   provided by (used for) operating activities:
     Depreciation, depletion and amortization ..........     16,059      29,271
     Interest paid in kind .............................         --       3,374
  Changes in operating assets and liabilities:
     Receivables .......................................     (2,010)    (20,629)
     Other current assets ..............................        (32)     (1,962)
     Other assets ......................................        222      (1,259)
     Accounts payable and accrued liabilities ..........    (27,382)      1,783
                                                          ---------   ---------
  Net cash provided by (used for) operating activities..    (21,588)     15,995
                                                          ---------   ---------
INVESTING ACTIVITIES:
  Additions to oil and gas properties ..................    (38,758)    (53,866)
  Proceeds from property conveyances ...................     19,758      29,002
  Additions to other property and equipment ............       (290)       (100)
                                                          ---------   ---------
     Net cash used in investing activities .............    (19,290)    (24,964)
                                                          ---------   ---------
FINANCING ACTIVITIES:
  Proceeds from (repayment of) revolving credit facility     (9,400)    (22,600)
  Proceeds from the affiliate credit facilities ........     50,000          --
  Payment of Senior credit facility ....................         --     (25,000)
  Payment of Enron credit facility .....................         --     (50,000)
  Proceeds from ENA term loan ..........................         --     112,627
                                                          ---------   ---------
     Net cash provided by financing activities .........     40,600      15,027
                                                          ---------   ---------
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS .......       (278)      6,058
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD .......        802         123
                                                          ---------   ---------
CASH AND CASH EQUIVALENTS AT END OF PERIOD .............  $     524   $   6,181
                                                          =========   =========

   The accompanying notes are an integral part of these financial statements.

                               MARINER ENERGY LLC

              NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                                   (UNAUDITED)

1.  Basis of Presentation

     The financial statements of Mariner Energy, LLC. (the "Company") included herein have been prepared, without audit, pursuant to the rules and regulations of the Securities and Exchange Commission ("SEC"). Accordingly, they reflect all adjustments (consisting only of normal, recurring accruals) which are, in the opinion of management, necessary for a fair presentation of the financial results for the interim periods. Certain information and notes normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted pursuant to such rules and regulations, although the Company believes that the disclosures are adequate to make the information presented not misleading. These financial statements should be read in conjunction with the financial statements and notes thereto included elsewhere in this filing for the year ended December 31, 1999. The results of operations for the six months ending June 30, 2000 and the cash flows for the six months ending June 30, 2000 are not necessarily indicative of the results for the full year.

2.  Oil and Gas Properties

     Under the full cost method of accounting for oil and gas properties, the net carrying value of proved oil and gas properties is limited to an estimate of the future net revenues, discounted at 10%, from proved oil and gas reserves based on period-end prices and costs plus the lower of cost or estimated fair value of unproved properties.

3.  Revolving Credit Facility

     In April 2000 the Company requested a $10 million borrowing base increase under the terms of the Revolving Credit Agreement. This increase was approved in May 2000, raising the borrowing base from $60 million to $70 million.

4.  Term Loan With ENA

     In March 2000, the Company entered into a three year $112 million unsecured term loan with Enron North America. This facility accrues interest at an annual rate of 15% and required a structuring fee of 1% of the committed account. Proceeds from the term loan were used to repay the Senior and Enron Credit Facilities. Principal and interest will be payable at the end of the borrowing term. As part of the loan agreement, the Company issued two five-year warrants to ENA providing ENA the right to purchase up to 900,000 common shares of the Company for $0.01 per share. One warrant for 600,000 shares is exercisable by ENA immediately and another warrant for 300,000 shares is exercisable on March 21, 2001, if the term loan is unpaid on that date. The fair value of these warrants of $11.6 million was recognized as additional paid in capital and treated as a debt discount. The terms of the loan require that the Company meet certain financial covenant requirements as well as limit the Company's ability to incur additional indebtedness.

5.  Commitments and Contingencies

     Hedging Program -- The Company conducts a hedging program with respect to its sales of crude oil and natural gas using various instruments whereby monthly settlements are based on the differences between the price or range of prices specified in the instruments and the settlement price of certain crude oil and natural gas futures contracts quoted on the open market. The instruments utilized by the Company differ from futures contracts in that there is no contractual obligation which requires or allows for the future delivery of the product. The counter party to all of the Company's current contracts are with an affiliate.

     The following table sets forth the Company's position as of June 30, 2000:


                                                                  Price                 Fair Value
                                           Notional    ----------------------------  Asset / (Liability)
             Time Period                  Quantities   Floor     Ceiling      Fixed    (in millions)
             -----------                  ----------   -----     -------      -----     -----------
Natural Gas (MMBtu)
  July 1 - December 31, 2000
       Collar purchased                      1,353     $ 2.25     $ 2.49                   $ (2.9)
       Fixed price swap purchased            4,407                           $ 2.18         (10.7)

   January 1 - December 31, 2001
       Fixed price swap purchased            4,501                             2.18          (7.4)

   January 1 - December 31, 2002
       Fixed price swap purchased            1,831                             2.18          (1.8)

Crude Oil (MBbls)
  July 1 - December 31, 2000
       Fixed price swap purchased            1,155                            18.46          (9.8)
       Market sensitive price swap sold       (416)                           24.16           2.4
                                                                                           ------

         Total                                                                             $(30.2)
                                                                                           ======

     Subsequent to June 30, 2000, we purchased a natural gas collar for a notional quantity of 5,550 MMbtu with a floor of $3.50 per Mmbtu and a ceiling of $4.92 per Mmbtu for the time period October 1, 2000 through September 30, 2001. The Company also purchased a floor option for a notional quantity of 5,551 Mmbtu at $3.50 per Mmbtu for the time period October 1, 2000 through September 30, 2001. The fair value of our hedging instruments was determined based on a broker's forward price quote and a NYMEX forward price quote as of June 30, 2000. As of June 30, 2000, a commodity price increase of 10% would have resulted in an unfavorable change in fair value of $8.4 million and a commodity price decrease of 10% would have resulted in a favorable change in fair value of $8.4 million.

     Royalty Relief - Currently, the Company's Pluto well on Mississippi Canyon Block 674 is not required to pay royalties to the Minerals Management Service ("MMS"). This royalty relief was granted assuming oil and natural gas prices remained below certain predetermined levels. If average commodity prices for 2000 exceed these predetermined levels, the Company may be required to pay up to $7 million in royalties to the MMS.

     Litigation - The Company, in the ordinary course of business, is a claimant and/or a defendant in various legal proceedings, including proceedings as to which the Company has insurance coverage. The Company does not consider its exposure in these proceedings, individually and in the aggregate, to be material.

6.       New Accounting Pronouncement

     In June 1998, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standard ("SFAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities". SFAS No. 133, as amended, is effective for fiscal years beginning after June 15, 2000 and establishes accounting and reporting standards for derivative instruments and for hedging activities. Had the Company implemented SFAS No. 133 as of June 30, 2000, a $30.2 million liability would have been recorded. The offset at the future date of implementation, would be reflected as a cumulative effect adjustment to income as other comprehensive income in stockholder's equity. The Company will adopt this statement on January 1, 2001.

     In December 1999, the Securities and Exchange Commission ("SEC") issued Staff Accounting Bulletin ("SAB") No. 101, "Revenue Recognition in Financial Statements." SAB 101 summarizes certain of the SEC's views in applying generally accepted accounting principles to revenue recognition in financial statements. The Company is required to adopt SAB 101, as amended, in the fourth quarter of fiscal 2000. The Company does not expect the adoption of SAB 101 to have a material effect on its financial position or results of operations.

                                                                     APPENDIX A

                             Ryder Scott Letterhead




March 7, 2000



Mariner Energy, Inc.
580 WestLake Park Blvd., Suite 1300
Houston, Texas  77079

Gentlemen:

     At your request, we have prepared an estimate of the reserves, future production, and income attributable to certain leasehold interests of Mariner Energy, Inc. (Mariner) as of January 1, 2000. The subject properties are located in the states of Louisiana, Mississippi, and Texas and in the federal waters offshore Louisiana and Texas. The income data were estimated using the Securities and Exchange Commission (SEC) guidelines for future price and cost parameters.

     The estimated reserves and future income amounts presented in this report are related to hydrocarbon prices. December 1999 hydrocarbon prices were used in the preparation of this report as required by SEC guidelines; however, actual future prices may vary significantly from December 1999 prices. Therefore, volumes of reserves actually recovered and amounts of income actually received may differ significantly from the estimated quantities presented in this report. The results of this study are summarized below.


                                 SEC PARAMETERS
                     Estimated Net Reserves and Income Data
                         Certain Leasehold Interests of
                              Mariner Energy, Inc.
                              As of January 1, 2000
 ----------------------------------------------------------------------------

                                                                          Proved
                                              ---------------------------------------------------------
                                                        Developed
                                              -----------------------------                    Total
                                                Producing    Non-Producing   Undeveloped      Proved
                                              ------------   -------------   -----------   ------------
Net Remaining Reserves
  Oil/Condensate - Barrels ................      3,630,055        158,931      6,125,830      9,914,816
  Plant Products - Barrels ................          4,292          6,003          1,385         11,680
  Gas - MMCF ..............................         73,308          9,452         36,030        118,790

Income Data
  Future Gross Revenue ....................   $246,981,784   $ 24,406,318   $218,853,706   $490,238,808
  Deductions ..............................     70,401,284      8,177,354    114,876,803    193,455,441
                                              ------------   ------------   ------------   ------------
  Future Net Income (FNI) .................   $176,580,500   $ 16,228,964   $103,973,903   $296,783,367

  Discounted FNI @ 10% ....................   $141,110,144   $ 12,552,032   $ 57,563,969   $211,226,145

     Liquid hydrocarbons are expressed in standard 42 gallon barrels. All gas volumes are sales gas expressed in millions of cubic feet (MMCF) at the official temperature and pressure bases of the areas in which the gas reserves are located.

     The future gross revenue is after the deduction of production taxes. The deductions are comprised of the normal direct costs of operating the wells, ad valorem taxes, recompletion costs, development costs, and certain abandonment costs net of salvage. The future net income is before the deduction of state and federal income taxes and general administrative overhead, and has not been adjusted for outstanding loans that may exist nor does it include any adjustment for cash on hand or undistributed income. No attempt was made to quantify or otherwise account for any accumulated gas production imbalances that may exist. Gas reserves account for approximately 52.8 percent, liquid hydrocarbon account for approximately 47.1 percent, and plant product reserves account for the remaining .1 percent of total future gross revenue from proved reserves.

     The discounted future net income shown above was calculated using a discount rate of 10 percent per annum compounded monthly. Future net income was discounted at four other discount rates which were also compounded monthly. These results are shown on each estimated projection of future production and income presented in a later section of this report and in summary form below.

                                      Discounted Future
                                          Net Income
                                             As of
                                       January 1, 2000
                      --------------------------------
                       Discount Rate          Total
                          Percent            Proved
                      ---------------     ------------

                             15           $187,191,557
                             20           $168,461,313
                             25           $153,163,797
                             30           $140,291,355

     The results shown above are presented for your information and should not be construed as our estimate of fair market value.

Reserves Included in This Report

     The proved reserves included herein conform to the definition as set forth in the Securities and Exchange Commission's Regulation S-X Part 210.4-10 (a) as clarified by subsequent Commission Staff Accounting Bulletins. The definitions of proved, probable, and possible reserves are included under the tab "Reserve Definitions and Pricing Assumptions" in this report.

Estimates of Reserves

     In general, the reserves included herein were estimated by performance methods or the volumetric method; however, other methods were used in certain cases where characteristics of the data indicated such other methods were more appropriate in our opinion. The reserves estimated by the performance method utilized extrapolations of various historical data in those cases where such data were definitive. Reserves were estimated by the volumetric method in those cases where there were inadequate historical performance data to establish a definitive trend or where the use of production performance data as a basis for the reserve estimates was considered to be inappropriate.

     The reserves included in this report are estimates only and should not be construed as being exact quantities. They may or may not be actually recovered, and if recovered, the revenues therefrom and the actual costs related thereto could be more or less than the estimated amounts. Moreover, estimates of reserves may increase or decrease as a result of future operations.

Future Production Rates

     Initial production rates are based on the current producing rates for those wells now on production. Test data and other related information were used to estimate the anticipated initial production rates for those wells or locations which are not currently producing. If no production decline trend has been established, future production rates were held constant, or adjusted for the effects of curtailment where appropriate, until a decline in ability to produce was anticipated. An estimated rate of decline was then applied to depletion of the reserves. If a decline trend has been established, this trend was used as the basis for estimating future production rates. For reserves not yet on production, sales were estimated to commence at an anticipated date furnished by Mariner.

     In general, we estimate that future gas production rates limited by allowables or marketing conditions will continue to be the same as the average rate for the latest available 12 months of actual production until such time that the well or wells are incapable of producing at this rate. The well or wells were then projected to decline at their decreasing delivery capacity rate. Our general policy on estimates of future gas production rates is adjusted when necessary to reflect actual gas market conditions in specific cases.

     The future production rates from wells now on production may be more or less than estimated because of changes in market demand or allowables set by regulatory bodies. Wells or locations which are not currently producing may start producing earlier or later than anticipated in our estimates of their future production rates.

Hydrocarbon Prices

     Mariner furnished us with prices in effect at January 1, 2000 and these prices were held constant except for known and determinable escalations. In accordance with Securities and Exchange Commission guidelines, changes in liquid and gas prices subsequent to December 31, 1999, were not taken into account in this report. Future prices used in this report are discussed in more detail under the tab "Reserve Definitions and Pricing Assumptions" in this report.

Costs

     Operating costs for the leases and wells in this report are based on the operating expense reports of Mariner and include only those costs directly applicable to the leases or wells. When applicable, the operating costs include a portion of general and administrative costs allocated directly to the leases and wells under terms of operating agreements. No deduction was made for indirect costs such as general administration and overhead expenses, loan repayments, interest expenses, and exploration and development prepayments that are not charged directly to the leases or wells.

     Development costs were furnished to us by Mariner and are based on authorizations for expenditure for the proposed work or actual costs for similar projects. The estimated net cost of abandonment after salvage was included for properties where abandonment costs net of salvage are significant. The estimates of the net abandonment costs furnished by Mariner were accepted without independent verification.

     Current costs were held constant throughout the life of the properties.

General

     Table A presents a one line summary of proved reserve and income data for each of the subject properties which are ranked according to their future net income discounted at 10 percent per year. Table B presents a one line summary of gross and net reserves and income data for each of the subject properties. Table C presents a one line summary of initial basic data for each of the subject properties. Tables 1 through 335 present our estimated projection of production and income by years beginning January 1, 2000, by state, field, and lease or well.

     While it may reasonably be anticipated that the future prices received for the sale of production and the operating costs and other costs relating to such production may also increase or decrease from existing levels, such changes were, in accordance with rules adopted by the SEC, omitted from consideration in making this evaluation.

     The estimates of reserves presented herein were based upon a detailed study of the properties in which Mariner owns an interest; however, we have not made any field examination of the properties. No consideration was given in this report to potential environmental liabilities which may exist nor were any costs included for potential liability to restore and clean up damages, if any, caused by past operating practices. Mariner has informed us that they have furnished us all of the accounts, records, geological and engineering data, and reports and other data required for this investigation. The ownership interests, prices, and other factual data furnished by Mariner were accepted without independent verification. The estimates presented in this report are based on data available through December 1999.

     Neither we nor any of our employees have any interest in the subject properties and neither the employment to make this study nor the compensation is contingent on our estimates of reserves and future income for the subject properties.

     This report was prepared for the exclusive use and sole benefit of Mariner Energy, Inc. The data, work papers, and maps used in this report are available for examination by authorized parties in our offices. Please contact us if we can be of further service.

Very truly yours,
RYDER SCOTT COMPANY, L.P.


Timothy J. Torres, P.E.
Petroleum Engineer
JRW/sw

Approved:
/s/ John R. Warner, P.E._______
John R. Warner, P.E.
Senior Vice President

                             DEFINITIONS OF RESERVES


PROVED RESERVES  (SEC DEFINITION)

     Proved reserves of crude oil, condensate, natural gas, and natural gas liquids are estimated quantities that geological and engineering data demonstrate with reasonable certainty to be recoverable in the future from known reservoirs under existing operating conditions, i.e., prices and costs as of the date the estimate is made. Prices include consideration of changes in existing prices provided only by contractual arrangements, but not on escalation based on future conditions.

     Reservoirs are considered proved if economic producibility is supported by either actual production or conclusive formation test. In certain instances, proved reserves are assigned on the basis of a combination of core analysis and electrical and other type logs which indicate the reservoirs are analogous to reservoirs in the same field which are producing or have demonstrated the ability to produce on a formation test. The area of a reservoir considered proved includes (1) that portion delineated by drilling and defined by fluid contacts, if any, and (2) the adjoining portions not yet drilled that can be reasonably judged as economically productive on the basis of available geological and engineering data. In the absence of data on fluid contacts, the lowest known structural occurrence of hydrocarbons controls the lower proved limit of the reservoir.

     Reserves that can be produced economically through the application of improved recovery techniques are included in the proved classification when these qualifications are met: (1) successful testing by a pilot project or the operation of an installed program in the reservoir provides support for the engineering analysis on which the project or program was based, and (2) it is reasonably certain the project will proceed. Improved recovery includes all methods for supplementing natural reservoir forces and energy, or otherwise increasing ultimate recovery from a reservoir, including (1) pressure maintenance, (2) cycling, and (3) secondary recovery in its original sense. Improved recovery also includes the enhanced recovery methods of thermal, chemical flooding, and the use of miscible and immiscible displacement fluids.

     Proved natural gas reserves are comprised of non-associated, associated and dissolved gas. An appropriate reduction in gas reserves has been made for the expected removal of natural gas liquids, for lease and plant fuel, and for the exclusion of non-hydrocarbon gases if they occur in significant quantities and are removed prior to sale. Estimates of proved reserves do not include crude oil, natural gas, or natural gas liquids being held in underground or surface storage.

     Proved reserves are estimates of hydrocarbons to be recovered from a given date forward. They may be revised as hydrocarbons are produced and additional data become available.

                            Reserve Status Categories



     Reserve status categories define the development and producing status of wells and/or reservoirs.

Proved Developed  (SEC Definition)

     Proved developed oil and gas reserves are reserves that can be expected to be recovered through existing wells with existing equipment and operating methods. Additional oil and gas expected to be obtained through the application of fluid injection or other improved recovery techniques for supplementing the natural forces and mechanisms of primary recovery should be included as "proved developed reserves" only after testing by a pilot project or after the operation of an installed program has confirmed through production response that increased recovery will be achieved.

     Developed reserves may be subcategorized as producing or non-producing using the SPE/SPEE Definitions:

     Producing

     Producing reserves are expected to be recovered from completion intervals open at the time of the estimate and producing. Improved recovery reserves are considered to be producing only after an improved recovery project is in operation.

     Non-Producing

     Non-producing reserves include shut-in and behind pipe reserves. Shut-in reserves are expected to be recovered from completion intervals open at the time of the estimate, but which had not started producing, or were shut-in for market conditions or pipeline connection, or were not capable of production for mechanical reasons, and the time when sales will start is uncertain. Behind pipe reserves are expected to be recovered from zones behind casing in existing wells, which will require additional completion work or a future recompletion prior to the start of production.

Proved Undeveloped  (SEC Definition)

     Proved undeveloped oil and gas reserves are reserves that are expected to be recovered from new wells on undrilled acreage, or from existing wells where a relatively major expenditure is required for recompletion. Reserves on undrilled acreage shall be limited to those drilling units offsetting productive units that are reasonably certain of production when drilled. Proved reserves for other undrilled units can be claimed only where it can be demonstrated with certainty that there is continuity of production from the existing productive formation. Estimates for proved undeveloped reserves are attributable to any acreage for which an application of fluid injection or other improved technique is contemplated, only when such techniques have been proved effective by actual tests in the area and in the same reservoir.

                         HYDROCARBON PRICING PARAMETERS

                  Securities and Exchange Commission Parameters

Oil and Condensate

     Mariner furnished us with oil and condensate prices in effect at December 31, 1999 and these prices were held constant to depletion of the properties. In accordance with Securities and Exchange Commission guidelines, changes in liquid prices subsequent to December 31, 1999 were not considered in this report.

Plant Products

     Mariner furnished us with plant product prices in effect at December 31, 1999 and these prices were held constant to depletion of the properties.

Gas

     Mariner furnished us with gas prices in effect at December 31, 1999 and with its forecasts of future gas prices which take into account SEC guidelines, current spot market prices, contract prices, and fixed and determinable price escalations where applicable. In accordance with SEC guidelines, the future gas prices used in this report make no allowances for future gas price increases which may occur as a result of inflation nor do they make any allowance for seasonal variations in gas prices which may cause future yearly average gas prices to be somewhat lower than December 31, 1999 gas prices. For gas sold under contract, the contract gas price including fixed and determinable escalations, exclusive of inflation adjustments, was used until the contract expires and then was adjusted to the current market price for the area and held at this adjusted price to depletion of the reserves.

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. Expenses of the Offering

    The estimated expenses in connection with the Offering are:

           Securities and Exchange Commission  Registration
           Fee............................................   $    55,600
           NASD Filing Fee................................        20,500
           NASDAQ Listing Fee.............................        95,000
           Legal Fees and Expenses........................       350,000
           Accounting Fees and Expenses...................       150,000
           Engineering Fees and Expenses..................       120,000
           Printing Expenses..............................       115,000
           Transfer Agent and Registrar Fees..............         5,000
           Miscellaneous..................................        88,900
                                                             ------------
                     Total................................   $ 1,000,000
                                                             ============

ITEM 14. Indemnification of Directors and Officers.

     The limited liability agreement (the "Company Agreement") of Mariner Energy LLC (the "Company") contains provisions that eliminate the personal liability of a director to the Company and its shareholders for monetary damages for breach of his fiduciary duty as a director to the extent currently allowed under the Delaware General Corporation Law ("Delaware Corporation Law") and to the extent that Delaware law may impose a duty on certain persons to bring or share a business opportunity with the Company. These provisions are discussed in greater detail under the heading "Description of Our Company Agreement and Common Shares" in the prospectus included in this registration statement. If a director were to breach this duty in performing his duties as a director, neither the Company nor its shareholders could recover monetary damages from the director, and the only course of action available to the Company's shareholders would be equitable remedies, such as an action to enjoin or rescind a transaction involving a breach of fiduciary duty. To the extent certain claims against directors are limited to equitable remedies, the Company Agreement may therefore reduce the likelihood of derivative litigation and may discourage shareholders or management from initiating litigation against directors for breach of their fiduciary duty. Additionally, equitable remedies may not be effective in many situations. If a shareholder's only remedy is to enjoin the completion of the directors' action, the remedy would be ineffective if the shareholder does not become aware of a transaction or event until after it has been completed. In that situation, it is possible that the shareholders and the Company would have no effective remedy against the directors. Under the Company Agreement, liability for monetary damages remains for (i) any breach of the duty of loyalty to the Company or its shareholders, (ii) acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law, (iii) payment of an improper dividend or improper repurchase of the Company's securities that would violate Section 174 of the Delaware Corporation Law if the Company were a corporation organized under Delaware law and (iv) any transaction from which the director derived an improper personal benefit.

     Under the Company Agreement, the Company will indemnify each person who is or was a director or officer of the Company or a subsidiary of the Company, or who serves or served any other enterprise or organization at the request of the Company or a subsidiary of the Company, to the full extent permitted by Delaware law.

     Under Delaware law, to the extent that a person is successful on the merits in defense of a suit or proceeding brought against him by reason of the fact that he is or was a director or officer of the Company, or serves or served any other enterprise or organization at the request of the Company, the Company will indemnify that person against expenses (including attorneys' fees) actually and reasonably incurred in connection with the action.

     Under Delaware law, to the extent an indemnified person is not successful in defense of a third-party civil suit or a criminal suit, or if such suit is settled, the Company may indemnify that person against both (i) expenses, including attorneys' fees, and (ii) judgments, fines and amounts paid in settlement if he acted in good faith and in a manner he reasonably believed to be in, or not opposed to, the best interests of the Company and, with respect to any criminal action, had no reasonable cause to believe his conduct was unlawful, except that if the person is adjudged to be liable in the suit for negligence or misconduct in the performance of his duty to the Company, he cannot be made whole even for expenses unless the court determines that he is fully and reasonably entitled to indemnity for those expenses.

     The Company maintains insurance to protect officers and directors from certain liabilities, including liabilities against which the corporation cannot indemnify its directors and officers.

     The above discussion of Delaware law and of the Company Agreement is not intended to be exhaustive and is qualified in its entirety by Delaware law and the Company Agreement.

     Reference is made to the form of Underwriting Agreement filed as Exhibit
1.1 to the Registration Statement for certain provisions regarding the indemnification of the Company, its officers and directors and any controlling persons by the underwriters against certain liabilities for information furnished by the underwriters.

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling the Company pursuant to the foregoing provisions, the Company has been informed that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

ITEM 15. Recent Sales of Unregistered Securities.

     The Company was formed in September 1998. Shortly following the Company's formation, it offered to exchange twelve of its common shares for each outstanding share of the common stock of Mariner Holdings, Inc. Pursuant to this exchange, the Company issued an aggregate of 13,928,304 common shares on October 13, 1998 and Mariner Holdings, Inc. became a wholly owned subsidiary of the Company. These issuances were exempt from registration pursuant to Section 4(2) of the Securities Act of 1933 and Regulation D promulgated thereunder, as no public offerings were involved.

     Under the amended and restated credit agreement between the Company and Enron North America Corp. ("ENA") dated April 15, 1999, ENA was granted the right to convert all or any part of the principal and interest outstanding under that agreement into the Company's common shares at a rate of $14.5833 per share. The issuance of that conversion right was exempt from registration pursuant to
Section 4(2) of the Securities Act of 1933, as no public offering was involved. In March 2000, this credit agreement was repaid with the proceeds from a three year unsecured term loan with ENA, causing the expiration of the conversion rights.

     As part of the March 2000 term loan with ENA, the Company issued two five-year warrants to ENA providing ENA the right to purchase up to 900,000 common shares of the Company for $0.01 per share. One warrant for 600,000 shares is exercisable by ENA immediately and another warrant for 300,000 shares is exercisable on March 21, 2001, if the term loan is unpaid on that date. The issuance of the warrants was exempt from registration pursuant to Section 4(2) of the Securities Act of 1933, as no public offering was involved.

ITEM 16. Exhibits And Financial Statement Schedules

    (a) Exhibits.

     Exhibits designated by the symbol * have been previously filed with this Registration Statement. Exhibits designated by the symbol + will be filed with a future amendment. Exhibits designated by a ** are filed with this amendment. All exhibits not so designated are incorporated by reference to a prior filing as indicated.

    1.1+   -- Form of Underwriting Agreement.
    3.1*   -- Certificate of Formation of the Company.
    3.2*   -- The Company Agreement.
    4.1+   -- Form of Common Share Certificate.

    4.2(a) -- Indenture,  dated as of  August  1,  1996,  between Mariner
                Energy, Inc. and United States Trust Company of New York, as Trustee.

    4.3(d) -- First  Amendment to  Indenture,  dated as of January  31, 1997, between Mariner Energy, Inc. and United States Trust Company of New York, as Trustee.
    4.4(a) -- Form of Mariner Energy, Inc.'s 101/2% Senior
                Subordinated Note Due 2006, Series B.
    4.5(g) -- Amended and Restated  Credit  Agreement,  dated June 28, 1999, among Mariner Energy,  Inc.,  NationsBank of Texas, N.A.,
                as Agent, Toronto Dominion (Texas), Inc., as Co-agent, and the financial institutions listed on schedule 1 thereto.
    4.6(i) -- Second Amended and Restated Credit Agreement,  dated as of April
                15, 1999, between Mariner Energy LLC and Enron North America Corp. (formerly Enron Capital & Trade Resources Corp.).
    4.7(i) --  Revolving  Credit  Agreement  dated as of April 15, 1999,
                between  Mariner  Energy,   Inc.  and  Enron  North America
                Corp.  (formerly  Enron  Capital & Trade  Resources Corp.).
    5.1+   --  Form of opinion of Fulbright & Jaworski L.L.P.
    8.1+   --  Form of opinion of Fulbright & Jaworski L.L.P.
                regarding the tax treatment of Mariner Energy LLC's common shares.
  10.1(h)  -- Amended and Restated Shareholders' Agreement, dated October 12,
                1998, among Enron North America Corp. (formerly Enron Capital
                & Trade Resources Corp.), Mariner Energy LLC, Mariner Holdings, Inc., Joint Energy Development Investments Limited Partnership and the other shareholders of Mariner Energy LLC.
  10.2(a)  -- Amended and Restated Employment Agreement, dated June 27, 1996, between Mariner Energy,  Inc. and Robert E. Henderson.
  10.3(a)  -- Amended and Restated Employment Agreement, dated June 27, 1996, between Mariner Energy,  Inc. and Richard R. Clark.
  10.4(a)  -- Amended and Restated Employment Agreement, dated June 27, 1996, between Mariner Energy,  Inc. and Michael W. Strickler.
  10.5(a)  -- Amended and Restated Employment Agreement, dated June 27, 1996, between Mariner Energy,  Inc. and Gregory K. Harless.
  10.6*    -- Third Amendment to Amended and Restated Employment Agreement,
                  dated as of December 27, 1998, between Mariner Energy, Inc. and Gregory K. Harless.
  10.7(b)  -- Amended and Restated Employment Agreement, dated June 27, 1996, between Mariner Energy,  Inc. and W. Hunt Hodge.
  10.8(h)  -- Third Amendment to Amended and Restated Employment Agreement,
                  dated as of December 27, 1998, between Mariner Energy, Inc. and William Hunt Hodge.
  10.9(d)  -- Employment Agreement, dated as of December 2, 1996, between
                Mariner Energy, Inc. and Frank A. Pici.
  10.10*   -- Second Amendment to Employment Agreement, dated as of December 1,
                1998, between Mariner Energy,  Inc. and Frank A. Pici.
  10.11(h) -- Amended and Restated Employment Agreement, dated June 27, 1996, between Mariner Energy,  Inc. and Tom E. Young.
  10.12(h) -- Intentionally Omitted
  10.13(h) -- Employment  Agreement,  dated  as of June 1,  1998, between
                Mariner Energy, Inc. and L. V. McGuire.
  10.14(a) -- Amended and Restated Consulting Services Agreement, dated June 27,
                1996, between Mariner Energy, Inc. and David S. Huber. 10.15(a) -- Mariner Energy LLC 1996 Share Option Plan.
  10.16(a) -- Form of Incentive Share Option Agreement (pursuant to the Mariner
                Energy LLC 1996 Share Option Plan).

  10.17(h) -- List of  executive  officers  who are parties to an Incentive
                Share Option Agreement.
  10.18(a) -- Form  of   Nonstatutory   Share  Option   Agreement (pursuant to
                the Mariner Energy LLC 1996 Share Option Plan).
  10.19(h) -- List of executive  officers who are parties to a Nonstatutory
                Stock Option Agreement.
  10.20(a) -- Nonstatutory Stock Option Agreement, dated June 27, 1996, between
                Mariner Holdings,  Inc. and David S. Huber.
  10.21*   -- Third Amendment to Amended and Restated Employment Agreement,
                effective as of October 1, 1999, between Mariner Energy, Inc. and Richard R. Clark.
  10.22*   -- Fourth Amendment to Amended and Restated Employment Agreement,
                effective as of October 1, 1999, between Mariner Energy, Inc. and Gregory K. Harless.
  10.23*   -- Third Amendment to Amended to Restated Employment Agreement,
                effective as of October 1, 1999, between Mariner Energy, Inc. and Robert E. Henderson.
  10.24*   -- Fourth Amendment to Amended and Restated Employment Agreement,
                effective as of October 1, 1999, between Mariner Energy, Inc. and William Hunt Hodge.
  10.25*   -- First Amendment to Amended and Restated Consulting Services
                Agreement, effective as of October 1, 1999, between Mariner Energy, Inc. and David S. Huber.
  10.26*   -- Intentionally Omitted
  10.27*   -- First Amendment to Employment  Agreement,  effective as of October
                1, 1999,  between Mariner  Energy,  Inc. and L.V. McGuire.
  10.28*   -- Third Amendment to Employment  Agreement,  effective as of October
                1, 1999,  between Mariner  Energy,  Inc. and Frank A. Pici.
  10.29*   -- Fourth Amendment to Amended and Restated Employment Agreement,
                effective as of October 1, 1999, between Mariner Energy, Inc. and Michael W. Strickler.
  10.30*   -- First Amendment to Amended and Restated Employment Agreement,
                effective as of October 1, 1999, between Mariner Energy, Inc. and Thomas E. Young.
  10.31+   -- Mariner Energy LLC _____ Share Option Plan.
  10.32+   -- Form of Option Agreement (pursuant to the Mariner Energy LLC _____
                Share Option Plan).
  10.33+   -- Form of Change of Control Agreement.
  10.34+   -- Incentive Compensation Plan.
  10.35+   -- Fourth Amendment to Amended and Restated Employment Agreement,
                effective as of _____, between Mariner Energy, Inc.
                and Richard R. Clark.
  10.36+   -- Fifth Amendment to Amended and Restated Employment Agreement,
                effective as of _____, between Mariner Energy, Inc.
                and Gregory K. Harless.
  10.37+   -- Fourth Amendment to Amended to Restated Employment Agreement,
                effective as of _____, between Mariner Energy, Inc.
                and Robert E. Henderson.
  10.38+   -- Fifth Amendment to Amended and Restated Employment Agreement,
                effective as of _____, between Mariner Energy, Inc.
                and William Hunt Hodge.
  10.39+   -- Second Amendment to Amended and Restated Consulting Services
                Agreement, effective as of _____, between Mariner Energy, Inc. and David S. Huber.
  10.40    -- Intentionally Omitted
  10.41+   -- Second Amendment to Employment Agreement, effective as of _____, between Mariner Energy, Inc. and L.V. McGuire.
  10.42+   -- Fourth Amendment to Employment Agreement, effective as of _____, between Mariner Energy, Inc. and Frank A. Pici.

  10.43+   -- Fifth Amendment to Amended and Restated Employment Agreement,
                effective as of _____, between Mariner Energy, Inc.
                and Michael W. Strickler.
  10.44+   -- Second Amendment to Amended and Restated Agreement, effective as of _____, between Mariner Energy, Inc. and Thomas E. Young. 10.45** -- Term Loan Agreement between Mariner Energy LLC and Enron North
                America Corp. dated March 21, 2000
  10.46**  -- Bank of America Letter Credit Agreement dated May 19, 2000
  21.1*    -- Subsidiaries of Registrant.
  23.1**   -- Consent of Deloitte & Touche LLP.
  23.2**   -- Consent of Ryder Scott Company, L.P.
  23.3+    -- Consent of Fulbright & Jaworski L.L.P. (Included in Exhibit 5.1).
  24.1*    -- Powers  of  Attorney   (included  as  part  of  the signature
                page).
  27.1**   -- Financial Data Schedule.

----------

(a) Incorporated by reference to Mariner Energy, Inc.'s Registration Statement on Form S-4 (Registration No. 333-12707), filed September 25, 1996.

(b) Incorporated by reference to Amendment No. 1 to Mariner Energy, Inc.'s Registration Statement on Form S-4 (Registration No. 333-12707), filed December 6, 1996.

(c) Incorporated by reference to Amendment No. 2 to Mariner Energy, Inc.'s Registration Statement on Form S-4 (Registration No. 333-12707), filed December 19, 1996.

(d) Incorporated by reference to Mariner Energy, Inc.'s Annual Report on Form 10-K for the year ended December 31, 1996 filed March 31, 1997.

(e) Incorporated by reference to Mariner Energy, Inc.'s Annual Report on Form 10-K for the year ended December 31, 1997 filed March 30, 1998.

(f) Incorporated by reference to Mariner Energy, Inc.'s Quarterly Report on Form 10-Q for the quarter ended June 30, 1998 filed August 14, 1998.

(g) Incorporated by reference to Mariner Energy, Inc.'s Quarterly Report on Form 10-Q for the quarter ended June 30, 1999 filed August 16, 1999.

(h) Incorporated by reference to Mariner Energy, Inc.'s Annual Report on Form 10-K for the year ended December 31, 1998 filed April 15, 1999.

(i) Incorporated by reference to Mariner Energy, Inc.'s Quarterly Report on Form 10-Q for the quarter ended March 30, 1999 filed May 17, 1999. (b) Financial Statement Schedule.


     Schedule I Condensed Financial Information of Registrant (Parent only)
                                  (FS-1-FS-3)

     All schedules other than the one listed above, for which provision is made in applicable accounting regulations of the Securities and Exchange Commission have been omitted as the schedules are either not required under the related instructions, are not applicable or the information required thereby is set forth in the Financial Statements or the Notes thereto.

ITEM 17. Undertakings.

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Company, the Company has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Company of expenses incurred or paid by a director, officer or controlling person of the Company in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Company will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

     The undersigned Company hereby undertakes to provide to the underwriters at the closing specified in the Underwriting Agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

    The undersigned Company hereby undertakes that:

     (1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be a part of this Registration Statement as of the time it was declared effective.

     (2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act, the Company has duly caused this Amendment No. 1 to Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Houston, State of Texas, on November 4, 1999.

MARINER ENERGY LLC

By:    /s/ ROBERT E. HENDERSON
--------------------------------------------------------------------------------
Robert E. Henderson,
Chairman of the Board, President and Chief Executive Officer

     This report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

       Signature                             Title                   Date

 /s/ ROBERT E. HENDERSON            Chairman of the Board,     October 31, 2000
 -----------------------            President and Chief
 Robert E. Henderson                Executive Officer
                                    (Principal Executive
                                    Officer)

                                    Vice President of Finance  October 31, 2000
 /s/ FRANK A. PICI                  and Chief-Financial
 -----------------                  Officer
 Frank A. Pici                      (Principal Financial
                                    Officer and Principal
                                    Accounting Officer)

 /s/ L. V. MCGUIRE                  Senior Vice President of   October 31, 2000
 -----------------                  Operations and Director
 L. V. McGuire

 /s/ RICHARD R. CLARK               Executive  Vice President  October 31, 2000
 --------------------               and Director
 Richard R. Clark

 /s/ MICHAEL W. STRICKLER           Senior Vice President of   October 31, 2000
 ------------------------           Exploration and Director
 Michael W. Strickler

 /s/ RAYMOND M. BOWEN               Director                   October 31, 2000
 --------------------
 Raymond M. Bowen

 /s/ RICHARD B. BUY                 Director                   October 31, 2000
 ------------------
 Richard B. Buy

 /s/ JEFFREY M. DONAHUE, JR.        Director                   October 31, 2000
 ---------------------------
 Jeffrey M. Donahue, Jr..

 /s/ D. BRAD DUNN                   Director                   October 31, 2000
 ----------------
 D. Brad Dunn

 /s/ MARK E. HAEDICKE               Director                   October 31, 2000
 --------------------
 Mark E. Haedicke

 /s/ JESUS G. MELENDREZ             Director                   October 31, 2000
 ----------------------
 Jesus G. Melendrez

 /s/ JERE C. OVERDYKE, JR.          Director                   October 31, 2000
 -------------------------
 Jere C. Overdyke, Jr.

 /s/ JEFFREY B. SHERRICK            Director                   October 31, 2000
 -----------------------
 Jeffrey B. Sherrick

 *By: /s/ ROBERT E. HENDERSON
 Robert E. Henderson
 As Attorney-In-Fact

                                                                      Schedule I

                               MARINER ENERGY LLC
                              (Parent Company Only)
                  CONDENSED FINANCIAL INFORMATION OF REGISTRANT
                                 BALANCE SHEETS
                        (in thousands, except share data)

                                                 December 31,  December 31,
                                                     1998         1999
                                                   ---------    ---------
                     ASSETS
CURRENT ASSETS:
  Cash and cash equivalents ....................   $     800    $
  Prepaid expenses and other ...................         457          621
                                                   ---------    ---------
          Total Current Assets .................       1,257          621
INVESTMENT IN SUBSIDIARIES, AT EQUITY ..........      51,727       65,027
                                                   ---------    ---------
          TOTAL ASSETS .........................      52,984       65,648
                                                   =========    =========
            LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES
  Accrued Interest .............................         450        3,539
  Related Party Payable ........................         918
LONG-TERM DEBT-- Enron credit facility .........      25,000       50,000
COMMITMENTS AND CONTINGENCIES
STOCKHOLDERS' EQUITY:
  Preferred Stock, $0.01 par value
   (authorized  1,000,000 shares; none issued) .        --           --
  Common stock, $0.01 par value
   (authorized 50,000,000 shares; issued
   and outstanding 1998-- 13,928,304;
   1999-- 13,928,304 shares) ...................         139          139
  Additional paid-in-capital ...................     124,718      124,718
  Accumulated deficit ..........................     (97,323)    (113,666)
                                                   ---------    ---------
          Total stockholders' equity ...........      27,534       11,191
                                                   ---------    ---------
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY .....   $  52,984    $  65,648
                                                   =========    =========

                                                                     Schedule I
                                                                     (continued)

                               MARINER ENERGY LLC
                              (Parent Company Only)
                  CONDENSED FINANCIAL INFORMATION OF REGISTRANT
                            STATEMENTS OF OPERATIONS
                    (in thousands, except per share amounts)


                                                                          1997        1998       1999
                                                                        --------    --------   --------

Depreciation, depletion and amortization.............................   $     --    $     --   $    405
Interest expense ....................................................         --         993      5,968
                                                                        --------    --------   --------
Loss before income taxes and equity in
earnings of wholly owned subsidiaries................................         --        (993)    (6,373)

                                                                        --------    --------   --------
Provision for income taxes ..........................................         --          --         --
                                                                        --------    --------   --------
Loss of wholly owned subsidiaries....................................   $(20,210)   $(57,428)  $ (9,970)
                                                                        --------    --------   --------
Net loss ............................................................    (20,210)    (58,421)   (16,343)
                                                                        ========    ========   ========
Basic and diluted net loss per share.................................   $  (1.71)   $  (4.47)  $  (1.17)
                                                                        ========    ========   ========


                                                                     Schedule I
                                                                     (continued)

                               MARINER ENERGY LLC
                              (Parent Company Only)
                  CONDENSED FINANCIAL INFORMATION OF REGISTRANT
                             STATEMENT OF CASH FLOWS
                                 (in thousands)

                                                     Years Ended December 31,
                                                 ------------------------------
                                                   1997       1998       1999
                                                 --------   --------   --------
OPERATING ACTIVITIES ........................... $(20,210)  $(58,421)  $(16,343)
  Net loss
  Adjustments to reconcile net
     loss to net cash provided by operating
     activities:
     Equity in loss of wholly owned subsidiaries   20,210     57,428      9,970
     Depreciation, depletion and amortization ..       --         --        405
  Changes in operating assets and liabilities:
     Prepaid expenses and other ................       --       (457)      (164)
     Accrued interest ..........................       --        450      3,089
                                                 --------   --------   --------
  Net cash used in operating activities ........       --     (1,000)    (3,043)
INVESTING ACTIVITIES
  Investment in wholly owned subsidiaries ......     (331)   (51,981)   (22,757)
                                                 --------   --------   --------
  Net cash used in operating activities ........     (331)   (51,981)   (22,757)
FINANCING ACTIVITIES
  Proceeds from long-term debt .................   92,000
  Principal payments on long-term debt .........  (92,000)
  Proceeds from Enron credit facility ..........       --     25,000     25,000
  Proceeds from sale of common stock ...........      331     28,781         --
                                                 --------   --------   --------
  Net cash provided by financing activities ....      331     53,781     25,000
                                                 --------   --------   --------
INCREASE IN CASH AND CASH EQUIVALENTS ..........       --        800       (800)
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD       --         --        800
                                                 --------   --------   --------
CASH AND CASH EQUIVALENTS AT END OF PERIOD ..... $     --   $    800   $     --
                                                 ========   ========   ========

                                INDEX TO EXHIBITS

     Exhibits designated by the symbol * have been previously filed with this Registration Statement. Exhibits designated by the symbol + will be filed with a future amendment. Exhibits designated by a ** are filed with this amendment. All exhibits not so designated are incorporated by reference to a prior filing as indicated.


Exhibit
No.                             Description
 1.1+   -- Form of Underwriting Agreement.
 3.1*   -- Certificate of Formation of the Company.
 3.2*   -- The Company Agreement.
 4.1+   -- Form of Common Share Certificate.
 4.2(a) -- Indenture, dated as of August 1, 1996, between Mariner Energy, Inc.
             and United  States  Trust  Company of New York, as Trustee.
 4.3(d) -- First  Amendment to Indenture, dated as of January 31, 1997, between
             Mariner  Energy,  Inc.  and  United States Trust Company of
             New York, as Trustee.
 4.4(a) -- Form of Mariner Energy, Inc.'s 101/2% Senior Subordinated Note Due
             2006, Series B.
 4.5(g) -- Amended and Restated Credit Agreement, dated June 28, 1999, among
             Mariner Energy, Inc., NationsBank of Texas, N.A., as Agent,
             Toronto Dominion (Texas), Inc., as Co-agent, and the financial institutions listed on schedule 1 thereto.
 4.6(i) -- Second Amended and Restated Credit Agreement dated as of April 15,
             1999, between Mariner Energy LLC and Enron North America Corp. (formerly Enron Capital & Trade Resources Corp.).
 4.7(i) -- Revolving  Credit  Agreement  dated as of April 15, 1999, between
             Mariner Energy, Inc. and Enron North America Corp.
             (formerly  Enron  Capital & Trade  Resources Corp.).
 5.1+   -- Form of opinion of Fulbright & Jaworski L.L.P.
 8.1+   -- Form of opinion of Fulbright & Jaworski L.L.P. regarding the tax treatment of Mariner Energy LLC's common shares.
10.1(h) -- Amended and Restated Shareholders' Agreement, dated October 12, 1998, among Enron North America Corp. (formerly Enron Capital & Trade Resources Corp.), Mariner Energy LLC, Mariner Holdings, Inc., Joint Energy Development Investments Limited Partnership and
             the other shareholders of Mariner Energy LLC.
10.2(a) -- Amended and Restated Employment Agreement, dated June 27, 1996, between Mariner Energy,  Inc. and Robert E. Henderson.
10.3(a) -- Amended and Restated Employment Agreement, dated June 27, 1996, between Mariner Energy,  Inc. and Richard R. Clark.
10.4(a) -- Amended and Restated Employment Agreement, dated June 27, 1996, between Mariner Energy,  Inc. and Michael W. Strickler.
10.5(a) -- Amended and Restated Employment Agreement, dated June 27, 1996, between Mariner Energy,  Inc. and Gregory K. Harless.
10.6*   -- Third Amendment to Amended and Restated Employment Agreement,
             dated as of December 27, 1998,  between Mariner Energy, Inc.
             and Gregory K. Harless.
10.7(b) -- Amended and Restated Employment Agreement, dated June 27, 1996, between Mariner Energy,  Inc. and W. Hunt Hodge.
10.8(h) -- Third Amendment to Amended and Restated Employment Agreement,
             dated as of December 27, 1998,  between Mariner Energy, Inc.
             and William Hunt Hodge.

10.9(d) -- Employment Agreement, dated as of December 2, 1996, between Mariner Energy, Inc. and Frank A. Pici.
10.10*  -- Second Amendment to Employment  Agreement,  dated as of December 1,
             1998, between Mariner Energy,  Inc. and Frank A. Pici.
10.11(h)-- Amended and Restated Employment Agreement, dated June 27, 1996, between Mariner Energy,  Inc. and Tom E. Young.
10.12(h)-- Intentionally Omitted
10.13(h)-- Employment  Agreement,  dated  as of June 1,  1998,  between
             Mariner Energy, Inc. and L. V. McGuire.
10.14(a)-- Amended and Restated Consulting Services Agreement, dated June 27,
             1996, between Mariner Energy, Inc. and David S. Huber. 10.15(a)-- Mariner Energy LLC 1996 Share Option Plan.
10.16(a)-- Form of Incentive Share Option  Agreement  (pursuant to the Mariner
             Energy LLC 1996 Share Option Plan).
10.17(h)-- List of executive officers who are parties to an Incentive Share
             Option Agreement.
10.18(a)-- Form  of   Nonstatutory   Share  Option   Agreement  (pursuant
           to the Mariner Energy LLC 1996 Share Option Plan).
10.19(h)-- List of executive officers who are parties to a Nonstatutory Stock
             Option Agreement.
10.20(a)-- Nonstatutory Stock Option Agreement, dated June 27, 1996,  between
             Mariner Holdings,  Inc. and David S. Huber.
10.21*  -- Third Amendment to Amended and Restated Employment Agreement,
             effective as of October 1, 1999, between Mariner Energy, Inc.
             and Richard R. Clark.
10.22*  -- Fourth Amendment to Amended and Restated Employment Agreement,
             effective as of October 1, 1999, between Mariner Energy, Inc.
             and Gregory K. Harless.
10.23*  -- Third Amendment to Amended to Restated Employment Agreement,
             effective as of October 1, 1999, between Mariner Energy, Inc.
             and Robert E. Henderson.
10.24*  -- Fourth Amendment to Amended and Restated Employment Agreement,
             effective as of October 1, 1999, between Mariner Energy, Inc.
             and William Hunt Hodge.
10.25*  -- First Amendment to Amended and Restated Consulting Services
             Agreement, effective as of October 1, 1999, between Mariner Energy, Inc. and David S. Huber.
10.26*  -- Intentionally Omitted
10.27*  -- First Amendment to Employment  Agreement,  effective as of October
             1, 1999,  between Mariner  Energy,  Inc. and L.V. McGuire.
10.28*  -- Third Amendment to Employment  Agreement,  effective as of October
             1, 1999, between Mariner Energy, Inc. and Frank A. Pici. 10.29* -- Fourth Amendment to Amended and Restated Employment Agreement,
             effective as of October 1, 1999, between Mariner Energy, Inc.
             and Michael W. Strickler.
10.30*  -- First Amendment to Amended and Restated Employment Agreement,
             effective as of October 1, 1999, between Mariner Energy, Inc.
             and Thomas E. Young.
10.31+  -- Mariner Energy LLC _____ Share Option Plan.
10.32+  -- Form of Option  Agreement  (pursuant  to the Mariner  Energy LLC
             _____ Share Option Plan).
10.33+  -- Change of Control Agreement.
10.34+  -- Incentive Compensation Plan.
10.35+  -- Fourth Amendment to Amended and Restated Employment Agreement,
             effective as of _____, between Mariner Energy, Inc.
             and Richard R. Clark.

10.36+  -- Fifth Amendment to Amended and Restated Employment Agreement,
             effective as of _____, between Mariner Energy, Inc.
             and Gregory K. Harless.
10.37+  -- Fourth Amendment to Amended to Restated Employment Agreement,
             effective as of _____, between Mariner Energy, Inc.
             and Robert E. Henderson.
10.38+  -- Fifth Amendment to Amended and Restated Employment Agreement,
             effective as of _____, between Mariner Energy, Inc.
             and William Hunt Hodge.
10.39+  -- Second Amendment to Amended and Restated Consulting Services
             Agreement, effective as of _____, between Mariner Energy, Inc.
             and David S. Huber.
10.40   -- Intentionally Omitted
10.41+  -- Second Amendment to Employment Agreement,  effective as of _____, between Mariner Energy, Inc. and L.V. McGuire.
10.42+  -- Fourth Amendment to Employment Agreement,  effective as of _____, between Mariner Energy, Inc. and Frank A. Pici.
10.43+  -- Fifth Amendment to Amended and Restated Employment
           Agreement, effective as of _____, between
           Mariner Energy, Inc. and Michael W. Strickler.
10.44+  -- Second Amendment to Amended and Restated Agreement, effective as of
             _____, between Mariner Energy, Inc. and Thomas E. Young.
10.45** -- Term Loan Agreement between Mariner Energy LLC and Enron North
             America Corp. dated March 21, 2000
10.46** -- Bank of America Letter Credit Agreement dated May 19, 2000
21.1*   -- Subsidiaries of Registrant.
23.1**  -- Consent of Deloitte & Touche LLP.
23.2**  -- Consent of Ryder Scott Company, L.P.
23.3+   -- Consent of Fulbright & Jaworski L.L.P. (Included in Exhibit 5.1).
24.1*   --  Powers  of  Attorney   (included  as  part  of  the signature page).
27.1**  -- Financial Data Schedule.

----------

(a) Incorporated by reference to Mariner Energy, Inc.'s Registration Statement on Form S-4 (Registration No. 333-12707), filed September 25, 1996.

(b) Incorporated by reference to Amendment No. 1 to Mariner Energy, Inc.'s Registration Statement on Form S-4 (Registration No. 333-12707), filed December 6, 1996.

(c) Incorporated by reference to Amendment No. 2 to Mariner Energy, Inc.'s Registration Statement on Form S-4 (Registration No. 333-12707), filed December 19, 1996.

(d) Incorporated by reference to Mariner Energy, Inc.'s Annual Report on Form 10-K for the year ended December 31, 1996 filed March 31, 1997.

(e) Incorporated by reference to Mariner Energy, Inc.'s Annual Report on Form 10-K for the year ended December 31, 1997 filed March 30, 1998.

(f) Incorporated by reference to Mariner Energy, Inc.'s Quarterly Report on Form 10-Q for the quarter ended June 30, 1998 filed August 14, 1998.

(g) Incorporated by reference to Mariner Energy, Inc.'s Quarterly Report on Form 10-Q for the quarter ended June 30, 1999 filed August 16, 1999.

(h) Incorporated by reference to Mariner Energy, Inc.'s Annual Report on Form 10-K for the year ended December 31, 1998 filed April 15, 1999.

(i) Incorporated by reference to Mariner Energy, Inc.'s Quarterly Report on Form 10-Q for the quarter ended March 30, 1999 filed May 17, 1999.